FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
As of 5/5/2009
Ternium S.A.
(Translation of Registrant’s name into English)
Ternium S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains Terniums’ notice of Annual General Meeting of Shareholders, the Shareholder Meeting Brochure and Proxy Statement and Ternium’s 2008 Annual Report.
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
TERNIUM S.A.

By:	/s/ Raúl Darderes
	Name:	Raúl Darderes
	Title:	Secretary to the Board of Directors
Dated: May 5, 2009

May 5, 2009
Dear Ternium Shareholders and ADR holders,
I am pleased to invite you to attend the Annual General Meeting of Shareholders of TERNIUM S.A., société anonyme holding (the “Company”), to be held on Wednesday, June 3, 2009, at the Company’s registered office in Luxembourg, located at 46A, avenue John F. Kennedy, L-1855 Luxembourg (the “Meeting”). The Meeting will begin promptly at 2:30 p.m., local time.
At the Meeting, you will hear a report on the Company’s business, financial condition and results of operations and will have the chance to vote on various matters, including the approval of the Company’s financial statements, the election of the members of the board of directors and the appointment of the independent auditors.
The Notice and Agenda for the Meeting, the Shareholder Meeting Brochure and Proxy Statement and the Company’s 2008 annual report (which includes the Company’s consolidated financial statements as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006, and the Company’s annual accounts as at December 31, 2008, together with the board of directors’ and the independent auditors’ reports thereon), are available free of charge at the Company’s registered office in Luxembourg and on our website at http://www.ternium.com/en/investor/. They may also be obtained upon request, by calling +352 26 68 31 52 or +1 800 555 2470 (the latter number is toll free if you call from the United States).
Even if you only own a few shares or ADRs, I hope that you will exercise your right to vote at the Meeting. You can vote your shares personally or by proxy. If you choose to vote by proxy, you may use the enclosed dedicated proxy form. If you are a holder of ADRs, please see the letter from The Bank of New York Mellon, the depositary bank, or your broker/custodian, for instructions on how to exercise your vote by proxy.
Yours sincerely,
Paolo Rocca
Chairman

THE BANK OF NEW YORK MELLON
101 Barclay Street
New York, NY 10286

Re: TERNIUM S.A.

To:	Registered Holders of American Depositary Receipts (“ADRs”) for ordinary shares, USD 1.00 par value each (the “Shares”), of Ternium S.A. (the “Company”):
The Company has announced that its Annual General Meeting of Shareholders will be held on June 3, 2009, at 2:30 p.m. (Central European Time). The meeting will take place at the Company’s registered office in Luxembourg, located at 46A, avenue John F. Kennedy L-1855 Luxembourg. A copy of the Company’s Notice of Annual General Meeting of Shareholders, which includes the agenda for such meeting, is available on the Company’s website at http://www.ternium.com/en/investor/.
The enclosed dedicated proxy form is provided to allow you to give voting instructions in respect of the Shares represented by your ADRs. The Notice of Annual General Meeting of Shareholders, the Shareholder Meeting Brochure and Proxy Statement and the Company’s 2008 annual report (which includes the Company’s consolidated financial statements as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006; and the Company’s annual accounts as at December 31, 2008, together with the Board of Directors and independent auditors reports thereon), are available on the Company’s website at http://www.ternium.com/en/investor/ and may also be obtained upon request at +352 26 68 31 52 or +1-800-555-2470 (the latter number is toll free if you call from the United States). They are also available free of charge at the Company’s registered office in Luxembourg.
Each holder of ADRs as of April 29, 2009 is entitled to instruct The Bank of New York Mellon, as Depositary (the “Depositary”), as to the exercise of the voting rights pertaining to the Shares represented by such holder’s ADRs. Elegible holders of ADRs who desire to give voting instructions in respect of the Shares represented by their ADRs must complete, date and sign a proxy form and return it to The Bank of New York Mellon Shareowner Services, P.O. Box 3549, S. Hackensack New Jersey 07606-9249, U.S.A. Attention: Proxy Processing, by 5:00 p.m., New York City time, on May 29, 2009. If the Depositary receives properly completed instructions by 5:00 p.m., New York City time, on May 29, 2009, then it shall endeavor, insofar as practicable, to vote or cause to be voted the shares underlying such ADRs in the manner prescribed by the instructions. However, if by 5:00 p.m., New York City time, on May 29, 2009, the Depositary receives no instructions from the holder of ADRs, or the instructions received are not in proper form, then the Depositary shall deem such holder to have instructed the Depositary to give, and the Depositary shall give, a discretionary proxy to a person designated by the Company with respect to that amount of Shares underlying such ADRs to vote that amount of Shares underlying such ADRs in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote that amount of shares underlying such ADRs on any issue in accordance with the majority shareholders’ vote on that issue) as determined by the appointed proxy. No instruction shall be deemed given and no discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary that (x) it does not wish such proxy given, (y) substantial opposition exists, or (z) the matter materially and adversely affects the rights of the holders of ADRs.
Any holder of ADRs is entitled to revoke or revise any instructions previously given to the Depositary by filing with the Depositary a written revocation or duly executed instructions bearing a later date at any time prior to 5:00 p.m., New York City time, on May 29, 2009. No instructions, revocations or revisions thereof will be accepted by the Depositary after that time.
In order to avoid the possibility of double vote, the Company’s ADR books will be closed for cancellations from April 29, 2009, until May 29, 2009.
IF YOU WANT YOUR VOTE TO BE COUNTED, THE DEPOSITARY MUST RECEIVE YOUR VOTING INSTRUCTIONS PRIOR TO 5:00 P.M. (NEW YORK CITY TIME) ON MAY 29, 2009.
THE BANK OF NEW YORK MELLON
Depositary
May 5, 2009
New York, New York

TERNIUM S.A.
Société Anonyme Holding
46A, Avenue John F. Kennedy
L-1855, Luxembourg
RCS Luxembourg B 98 668

Notice of the Annual General Meeting of Shareholders
to be held on June 3, 2009 at 2:30 p.m. C.E.T.

Notice is hereby given to holders of shares of TERNIUM S.A., société anonyme holding (the “Company”), that the Annual General Meeting of Shareholders of the Company will be held on June 3, 2009, at 2:30 p.m. (Central European Time). The meeting will be held at the Company’s registered office in Luxembourg, located at 46A, avenue John F. Kennedy L-1855 Luxembourg. The items listed below will be submitted to the vote of the shareholders.
Agenda
1.
Consideration of the Board of Directors’ and independent auditor’s reports on the Company’s consolidated financial statements. Approval of the Company’s consolidated financial statements as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006.

2.	Consideration of the Board of Directors’ and independent auditor’s reports on the Company’s annual accounts. Approval of the Company’s annual accounts as at December 31, 2008.

3.	Allocation of results.

4.	Discharge to the members of the Board of Directors for the exercise of their mandate throughout the year ended December 31, 2008.

5.	Election of the members of the Board of Directors.

6.	Compensation of the members of the Board of Directors.

7.	Appointment of the independent auditors for the fiscal year ending December 31, 2009 and approval of their fees.

8.	Authorization to the Board of Directors to delegate the day-to-day management of the Company’s business to one or more of its members.

9.	Authorization to the Board of Directors to appoint one or more of its members as the Company’s attorney-in-fact.

10.	Authorization to the Board of Directors of the Company or the board of directors or other governing bodies of the Company’s subsidiaries to acquire shares of the Company.
Pursuant to the Company’s Articles of Association, resolutions at the Annual General Meeting of Shareholders will be passed by a simple majority of the votes cast, irrespective of the number of shares present or represented.
Procedures for attending the meeting
Any shareholder who holds one or more share(s) of the Company on May 29, 2009 (the “Record Date”) shall be admitted to the Annual General Meeting of Shareholders of the Company. Holders of shares as of the Record Date may also vote by proxy.
Those shareholders who have sold their shares between the Record Date and the date of the Annual General Meeting of Shareholders must not attend or be represented at such meeting. In case of breach of such prohibition, criminal sanctions may apply.
Holders of American Depositary Receipts (the “ADRs”) as of April 29, 2009 are entitled to instruct The Bank of New York Mellon, as Depositary, as to the exercise of the voting rights pertaining to the Company’s shares represented by such holder’s ADRs. Elegible holders of ADRs who desire to give voting instructions in respect of the shares represented by their ADRs at the Meeting must complete, date and sign a proxy form and return it to The Bank of New York Mellon Shareowner Services, P.O. Box 3549, S. Hackensack New Jersey 07606-9249, U.S.A. Attention: Proxy Processing, by 5:00 p.m., New York City time, on May 29, 2009.
The Shareholder Meeting Brochure and Proxy Statement (which contains reports on each item of the agenda for the meeting, and further details on voting procedures) and the forms furnished by the Company in connection with the meeting, may be obtained from the Company’s registered office located at 46A, avenue John F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg, between 10:00 a.m. and 5:00 p.m. (local time).
Copies of the Shareholder Meeting Brochure and Proxy Statement and the Company’s 2008 annual report (which includes the Company’s consolidated financial statements as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006; and the Company’s annual accounts as at December 31, 2008, together with the board of directors’ and the independent auditors’ reports thereon) are available on our website at http://www.ternium.com/en/investor/ and may also be obtained upon request, by calling +352 26 68 31 52 or +1 800 555 2470 (the latter number is toll free if you call from the United States). These documents are also available free of charge at the Company’s registered office in Luxembourg.
Raúl H. Darderes
Secretary to the Board of Directors
May 5, 2009
Luxembourg

TERNIUM S.A.
Société Anonyme Holding
46A, Avenue John F. Kennedy
L-1855, Luxembourg
RCS Luxembourg B 98 668

SHAREHOLDER MEETING BROCHURE AND PROXY STATEMENT

Annual General Meeting of Shareholders
to be held on June 3, 2009 at 2:30 p.m. C.E.T.

This Shareholder Meeting Brochure and Proxy Statement is furnished by TERNIUM S.A., société anonyme holding (the “Company”), in connection with the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held on June 3, 2009, starting at 2:30 p.m., Central European Time, for the purposes set forth in the accompanying Notice of the Annual General Meeting of Shareholders (the “Notice”), at the Company’s registered office in Luxembourg, located at 46A, avenue John F. Kennedy L-1855 Luxembourg.
As of April 29, 2009, there were issued and outstanding 2,004,743,442 ordinary shares, USD 1.00 par value each, of the Company (the “Shares”), including Shares (the “Deposited Shares”) deposited with The Bank of New York Mellon (the “Depositary”) under the Deposit Agreement, dated as of January 31, 2006 (the “Deposit Agreement”), among the Company, the Depositary and owners and beneficial owners from time to time of American Depositary Receipts (the “ADRs”) issued thereunder. The Deposited Shares are represented by American Depositary Shares, which are evidenced by the ADRs (one ADR equals ten Deposited Shares).
Each Share entitles the holder thereof to one vote at General Meetings of Shareholders of the Company.
Any holder of one or more Share(s) as of May 29, 2009 shall be admitted to the Meeting. Holders of Shares as of May 29, 2009 may also vote by proxy.
Each holder of ADRs as of April 29, 2009 is entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the Shares represented by such holder’s ADRs. Elegible holders of ADRs who desire to give voting instructions in respect of the Shares represented by their ADRs must complete, date and sign a proxy form and return it to The Bank of New York Mellon Shareowner Services, P.O. Box 3549, S. Hackensack New Jersey 07606-9249, U.S.A. Attention: Proxy Processing, by 5:00 p.m., New York City time, on May 29, 2009. If the Depositary receives properly completed instructions by 5:00 p.m., New York City time, on May 29, 2009, then it shall endeavor, insofar as practicable, to vote or cause to be voted the shares underlying such ADRs in the manner prescribed by the instructions. However, if by 5:00 p.m., New York City time, on May 29, 2009, the Depositary receives no instructions from the holder of ADRs, or the instructions received are not in proper form, then the Depositary shall deem such holder to have instructed the Depositary to give, and the Depositary shall give, a discretionary proxy to a person designated by the Company with respect to that amount of Shares underlying such ADRs to vote that amount of Shares underlying such ADRs in favor of any proposals or recommendations of the Company (including any recommendation by the Company to vote that amount of shares underlying such ADRs on any issue in accordance with the majority shareholders’ vote on that issue) as determined by the appointed proxy. No instruction shall be deemed given and no discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary that (x) it does not wish such proxy given, (y) substantial opposition exists, or (z) the matter materially and adversely affects the rights of the holders of ADRs. Any holder of ADRs is entitled to revoke or revise any instructions previously given to the Depositary by filing with the Depositary a written revocation or duly executed instructions bearing a later date at any time prior to 5:00 p.m., New York City time, on May 29, 2009. No instructions, revocations or revisions thereof will be accepted by the Depositary after that time. In order to avoid the possibility of double vote, the Company’s ADR books will be closed for cancellations from April 29, 2009 until May 29, 2009.

Holders of ADRs maintaining non-certificated positions must follow voting instructions outlined by their broker or custodian bank.
Holders of ADRs traded in the New York stock exchange need not have their ADRs blocked for trading.
The Meeting will appoint a chairperson pro tempore to preside over the Meeting. The chairperson pro tempore will have broad authority to conduct the Meeting in an orderly and timely manner and to establish rules for shareholders who wish to address the Meeting; the chairperson may exercise broad discretion in recognizing shareholders who wish to speak and in determining the extent of discussion on each item of the agenda.
Pursuant to the Company’s Articles of Association, resolutions at the Meeting will be passed by a simple majority of the votes cast, irrespective of the number of shares present or represented.
The Meeting is called to address and vote on the following agenda:
1.
Consideration of the Board of Directors’ and independent auditor’s reports on the Company’s consolidated financial statements. Approval of the Company’s consolidated financial statements as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006

The Board of Directors recommends a vote FOR approval of the Company’s consolidated financial statements as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006, after due consideration of the reports from each of the Board of Directors and the independent auditor on such consolidated financial statements. The consolidated balance sheets of the Company and its subsidiaries and the related consolidated income statements, consolidated statements of changes in shareholders’ equity, consolidated cash flow statements and the notes to such consolidated financial statements, the report from the independent auditor on such consolidated financial statements and management’s discussion and analysis on the Company’s results of operations and financial condition are included in the Company’s 2008 annual report, a copy of which is available on our website at http://www.ternium.com/en/investor/ and may also be obtained upon request, by calling +352 26 68 31 52 or +1 (800) 555 2470 (the latter number is toll free if you call from the United States). Copies of the Company’s 2008 annual report are also available free of charge at the Company’s registered office in Luxembourg.

2.	Consideration of the Board of Directors’ and independent auditor’s reports on the Company’s annual accounts. Approval of the Company’s annual accounts as at December 31, 2008
The Board of Directors recommends a vote FOR approval of the Company’s annual accounts as at December 31, 2008, after due consideration of the Board of Directors’ management report and the report from the independent auditor on such annual accounts. These documents are included in the Company’s 2008 annual report, a copy of which is available on our website at http://www.ternium.com/en/investor/ and may also be obtained upon request, by calling +352 26 68 31 52 or +1 (800) 555 2470 (the latter number is toll free if you call from the United States). Copies of the Company’s 2008 annual report are also available free of charge at the Company’s registered office in Luxembourg.
3.	Allocation of results
The Board of Directors recommends a vote FOR approval of the allocation of the profits of the year ended December 31, 2008 of USD 225,455,160.00 to the Company’s retained earnings account.
4.	Discharge to the members of the Board of Directors for the exercise of their mandate throughout the year ended December 31, 2008
In accordance with applicable Luxembourg law and regulations, it is proposed that, upon approval of the Company’s annual accounts as at December 31, 2008, the members of the Board of Directors be discharged from any liability in connection with the management of the Company’s affairs during such year.
5.	Election of the Members of the Board of Directors
The Company’s Articles of Association provide for the annual election by the shareholders of a Board of Directors of not less than five and not more than fifteen members. Members of the Board of Directors have a term of office of one year, but may be reappointed.
Under the Company’s Articles of Association and applicable U.S. laws and regulations, effective on February 1, 2006, the Company is required to have an Audit Committee comprised solely of directors who are independent.
The present Board of Directors of the Company consists of eleven Directors. Three members of the Board of Directors (Messrs. Ubaldo Aguirre, Adrian Lajous and Pedro Pablo Kuczynski) qualify as independent members under the Company’s Articles of Association and applicable law and are members of the Audit Committee.
It is proposed that the number of members of the Board of Directors be maintained at eleven and that all of the current members of the Board of Directors be re-elected.

Set forth below is summary biographical information of each of the candidates:
1) Mr. Ubaldo Aguirre*. Mr. Aguirre has served on the Company’s board of directors since 2006. He is a managing director of Aguirre, Gonzalez and Marx S.A., an Argentine investment banking firm, and also serves as a member of the board of directors of Juan Minetti S.A., a subsidiary of Holcim, the Swiss cement producer. Since 2005, he also serves as chairman of the board of directors of Permasur S.A. and since 2000 as member of the board of directors of URS Argentina S.A. Mr. Aguirre formerly served as director and chairman of the audit committee of Siderar S.A.I.C. (“Siderar”). Mr. Aguirre began his career at the World Bank in Washington, D.C. In addition, Mr. Aguirre has been a member of the boards of each of Argentina’s Central Bank —where he was responsible for that country’s external borrowing program and financial negotiations — Banco de la Nación Argentina and Banco Nacional de Desarrollo. He also served as the Republic of Argentina’s financial representative for Europe in Geneva and negotiator on behalf of the Republic of Argentina with the Paris Club. Mr. Aguirre, aged 60, is an Argentine citizen.
2) Mr. Roberto Bonatti. Mr. Bonatti has served as a director of the Company since 2005. He is a grandson of Agostino Rocca, founder of the Techint group, a group of companies controlled by San Faustin N.V. (“San Faustin”). Throughout his career in the Techint group he has been involved specifically in the engineering and construction and corporate sectors. He was first employed by the Techint group in 1976, as deputy resident engineer in Venezuela. In 1984, he became a director of San Faustín, and since 2001 he has served as its president. In addition, Mr. Bonatti currently serves as president of Techint Compañía Técnica Internacional S.A.C.I. and Tecpetrol S.A. (“Tecpetrol”). He is also a member of the board of directors of Tenaris S.A. (“Tenaris”), Siderca S.A.I.C. (“Siderca”) and Siderar. Mr. Bonatti, aged 59, is an Italian citizen.
3) Mr. Wilson Nélio Brumer. Mr. Brumer has served as a director of the Company since 2008. He is chairman of the board of directors of Usinas Siderurgicas de Minas Gerais S/A — USIMINAS (“Usiminas”), a position to which he was appointed on April 29, 2008. He was Secretary of State of Economic Development in the State of Minas Gerais, Brazil. He also served as Chairman and Vice-Chairman of the Board of Directors of Companhia Vale Do Rio Doce, Chairman of the Board of Directors of BHP Billiton in Brazil, and President of Acesita S.A. Throughout his career, Mr. Brumer served as member of the Board of Directors of several Brazilian companies and entities related to the steel industry. Mr. Brumer, aged 60, is a Brazilian citizen.
4) Mr. Marco Antônio Soares da Cunha Castello Branco. Mr. Castello Branco has served as a director of the Company since 2008. He currently serves as President-CEO of Usiminas, a position to which he was appointed on April 29, 2008. He has held several positions within Mannesman (now Vallourec & Mannesmann Tubes) including Commercial Director and Chairman of the Board of Directors. Mr. Castello Branco, aged 48, is a Brazilian citizen.
5) Mr. Carlos Alberto Condorelli. Mr. Condorelli has served as a director of the Company since 2005. He is currently a member of the board of directors of Tenaris. He began his career within the Techint group in 1975 as an analyst in the accounting and administration department of Siderar. He has held several positions within Tenaris and other Techint group companies, including chief financial officer of Tenaris, finance and administration director of Tubos de Acero de México, S.A. (“Tamsa”), and president of the board of directors of Empresa Distribuidora La Plata S.A., an Argentine utilities company. Mr. Condorelli, aged 58, is an Argentine citizen.
6) Mr. Pedro Pablo Kuczynski*. Mr. Kuczynski has served as a member of the Company’s Board of Directors since 2007. He was Prime Minister of Peru in 2005-2006 and prior to that he was the Minister of Economy and Finance from 2001. He was the Republic of Peru’s Minister of Energy and Mines in 1980-82. He was president until 2001 of a private equity firm he founded in 1992 after spending ten years as Chairman of First Boston International (today Credit Suisse) in New York. Since 2007, he is Senior Advisor to the Rohatyn Group, a firm specializing in emerging markets. He ran a bauxite mining company affiliated with Alcoa between 1977 and 1980. He began his career at the World Bank in 1961 and was in the 1970s head of its Policy Planning Division, Chief Economist for Latin America and Chief Economist of IFC. He was born in Peru in 1938 and educated in Peru and at Oxford and Princeton. Mr. Kuczynski, aged 70, is a U.S. and Peruvian national.

7) Mr. Adrian Lajous*. Mr. Lajous has served as a director of the Company since 2006. Mr. Lajous currently serves as the senior energy advisor to McKinsey & Company, chairman of the Oxford Institute for Energy Studies, president of Petrométrica, S.C. and non-executive director of Schlumberger, Ltd. and Trinity Industries Inc. Mr. Lajous began his career teaching economics at El Colegio de México and in 1977 was appointed director general for energy at Mexico’s Ministry of Energy. Mr. Lajous joined Pemex in 1983, where he held a succession of key executive positions including executive coordinator for international trade, corporate director of planning, corporate director of operations and director of refining and marketing. From 1994 until 1999, he served as chief executive officer of Pemex and chairman of the boards of the Pemex Group of operating companies. Mr. Lajous, aged 65, is a Mexican citizen.
8) Mr. Bruno Marchettini. Mr. Marchettini has served on the Company’s Board of Directors since 2006. Mr. Marchettini is senior advisor in technological matters for the Techint group. Mr. Marchettini has retired from executive positions and is presently engaged as a consultant by Siderar. Mr. Marchettini is a director of San Faustin and Techint Financial Corporation N.V. Mr. Marchettini, aged 67, is an Italian citizen.
9) Mr. Gianfelice Mario Rocca. Mr. Rocca has served as a director of the Company since 2006. He is a grandson of Agostino Rocca. He is chairman of the board of directors of San Faustín, a member of the board of directors of Tenaris, president of the Humanitas Group, and president of the board of directors of Techint Compagnia Tecnica Internazionale S.p.A. and of Tenova S.p.A. In addition, he sits on the board of directors or executive committees of several companies, including Allianz S.p.A, RCS Quotidiani and Buzzi Unicem. He is vice president of Confindustria, the leading association of Italian industrialists. He is a member of the Advisory Board of Allianz Group, of the Trilateral Commission and of the European Advisory Board of the Harvard Business School. Mr. Rocca, aged 61, is an Italian citizen.
10) Mr. Paolo Rocca. Mr. Rocca has served as the chairman of the Company’s Board of Directors since 2005. He is a grandson of Agostino Rocca. He is also chairman and chief executive officer of Tenaris, chairman of the board of directors of Tamsa and vice president of Confab Industrial S.A. In addition, he is a member of the board of directors and vice president of San Faustín and a director of Techint Financial Corporation N.V. Mr. Rocca is vice chairman of the World Steel Association and member of the International Advisory Committee of NYSE Euronext (New York Stock Exchange). Mr. Rocca, aged 56, is an Italian citizen.
11) Mr. Daniel Agustin Novegil. Mr. Novegil has served as a director and chief executive officer of the Company since 2005. Mr. Novegil joined Propulsora Siderurgica in 1978 and was appointed as its general director in 1991. In 1993, following the merger of the privatized company Somisa with Propulsora, he was appointed managing director of Siderar. In 1998, after the acquisition of Sidor, Mr. Novegil was appointed chairman and chief executive officer of Sidor. In March 2003, Mr. Novegil was designated executive vice-president of the Techint Flat and Long Steel Division, with executive responsibilities over Siderar and Sidor. He became president of Siderar in May 2005. Mr. Novegil, aged 56, is an Argentine citizen.

*	Independent directors

Each elected director will hold office until the next Annual General Meeting of Shareholders. Under the current Company’s Articles of Association, such meeting is required to be held on June 2, 2010.
The Board of Directors of the Company met six times during 2008. On January 12, 2006, the Board of Directors created an Audit Committee pursuant to Article 11 of the Articles of Association of the Company. As permitted under applicable laws and regulations, the Board of Directors does not have any executive, nominating or compensation committee, or any committees exercising similar functions.
6.	Compensation of the members of the Board of Directors
It is proposed that each of the members of the Board of Directors receive an amount of USD 70,000.00 as compensation for their services during the fiscal year 2009, and that the Chairman of the Board of Directors receive, further, an additional fee of USD 280,000.00. It is further proposed that each of the members of the Board of Directors who are members of the Audit Committee receive an additional fee of USD 50,000.00, and that the Chairman of such committee receive, further, an additional fee of USD 10,000.00.
7.	Appointment of the independent auditors and approval of their fees
Based on the recommendation from the Audit Committee, the Board of Directors recommends a vote FOR the appointment of PricewaterhouseCoopers (acting, in connection with the Company’s annual accounts and annual consolidated financial statements required under Luxembourg law, through PricewaterhouseCoopers S.àr.l., Réviseur d’entreprises, and, in connection with the Company’s annual and interim consolidated financial statements required under the laws of any other relevant jurisdiction, through Price Waterhouse & Co. S.R.L.) as the Company’s independent auditors for the fiscal year ending December 31, 2009, to be engaged until the next Annual General Meeting of Shareholders that will be convened to decide on the 2009 accounts.
In addition, the Board of Directors recommends a vote FOR approval of the independent auditors’ fees for audit, audit-related and other services to be rendered during the fiscal year ending December 31, 2009, broken-down into four currencies (Argentine Pesos, Euro, Mexican Pesos, and U.S. Dollars), up to a maximum amount for each currency equal to ARS 5,163,342.00; EUR 70,900.00; MXN 11,232,744.00 and USD 183,821.00. Such fees would cover the audit of the Company’s consolidated financial statements and annual accounts, the audit of the Company’s internal controls over financial reporting as mandated by the Sarbanes-Oxley Act of 2002, other audit-related services, and other services rendered by the independent auditors. The Board of Directors also recommends that its Audit Committee be authorized to approve any increase or reallocation of the independent auditors’ fees as may be necessary, appropriate or desirable under the circumstances.

8.	Authorization to the Board of Directors to delegate the day-to-day management of the Company’s business to one or more of its members
It is proposed that the Board of Directors of the Company be authorized to delegate the management of the Company’s day-to-day business and the authority to represent and bind the Company with his sole signature in such day-to-day management to Mr. Daniel Agustin Novegil, and to appoint Mr. Novegil as chief executive officer (administrateur délégué) of the Company.
9.	Authorization to the Board of Directors to appoint one or more of its members as the Company’s attorney-in-fact
In order to provide for the necessary flexibility in the management of the Company’s affairs, it is proposed to authorize the Board of Directors of the Company (the “Board”) to appoint any or all members of the Board from time to time as the Company’s attorney-in-fact, delegating to such directors any management powers (including, without limitation, any day-to-day management powers) to the extent the Board may deem appropriate in connection therewith, this authorization to be valid until expressly revoked by the Company’s General Shareholders Meeting, it being understood, for the avoidance of doubt, that this authorization does not impair nor limit in any way the powers of the Board to appoint any non-members of the Board of Directors as attorneys-in-fact of the Company pursuant to the provisions of article 10.1(iii) of the Articles of Association of the Company.
10.	Authorization to the Board of Directors of the Company or the board of directors or other governing bodies of the Company’s subsidiaries to acquire shares of the Company
It is recommended that an authorization be granted to the Company and to the Company’s subsidiaries to acquire, from time to time, Shares, including Shares represented by ADRs. Any such acquisition of Shares must be made on the following terms and conditions:
1.
The nominal value of the Shares so acquired, together with Shares previously acquired by the Company, the Company’s wholly-owned subsidiaries or any other person acting on the Company’s behalf, and not cancelled, shall not exceed 10% of the Company’s issued and outstanding Shares or, in the case of acquisitions of Shares made through a stock exchange in which the Shares or ADRs are traded, such lower amount as may not be exceeded pursuant to any applicable laws or regulations of such market.

2.
The acquisitions of Shares may be made in one or more transactions as the Board of Directors of the Company or the board of directors or other governing body of the relevant entity, as applicable, considers advisable. The number of Shares acquired as a block may amount to the maximum permitted amount of purchases.

3.
The purchase price per ADR to be paid in cash may not exceed 125% (excluding transaction costs and expenses), nor may it be lower than 75% (excluding transaction costs and expenses), in each case of the average of the closing prices of the ADRs in the New York Stock Exchange during the five trading days in which transactions in the ADRs were recorded in the New York Stock Exchange preceding (but excluding) the day on which the ADRs are purchased. In the case of purchases of Shares other than in the form of ADRs, the maximum and minimum per Share purchase prices shall be equal to the prices that would have applied in case of an ADR purchase pursuant to the formula above divided by the number of underlying Shares represented by an ADR at the time of the relevant purchase. Such maximum and minimum purchase prices shall also apply to over-the-counter or off-market transactions.

4.
The above maximum and minimum purchase prices shall, in the event of a change in the par value of the Shares, a capital increase by means of a capitalization of reserves, a distribution of Shares under compensation or similar programs, a stock split or reverse stock split, a distribution of reserves or any other assets, the redemption of capital, or any other transaction impacting on the Company’s equity be adapted automatically, so that the impact of any such transaction on the value of the Shares shall be reflected.

5.	The acquisitions of Shares may not have the effect of reducing the Company’s net assets below the sum of the Company’s capital stock plus its undistributable reserves.

6.	Only fully paid-up Shares may be purchased pursuant to this authorization.

7.
The acquisitions of Shares may be carried out for any purpose, as may be permitted under applicable laws and regulations, including, without limitation, to reduce the share capital of the Company, to offer such shares to third parties in the context of corporate mergers or acquisitions of other entities or participating interests therein, for distribution to the Company’s or the Company’s subsidiaries’ directors, officers or employees or to meet obligations arising from convertible debt instruments.

8.
The acquisitions of Shares may be carried out by any and all means, as may be permitted under applicable laws and regulations, including through any stock exchange in which the Shares or other securities representing Shares are traded, through public offers to all shareholders of the Company to buy Shares, through the use of derivative financial instruments or option strategies, or in over the counter or off-market transactions or in any other manner.

9.
The acquisitions of Shares may be carried out at any time and from time to time during the duration of the authorization, including during a tender offer period, as may be permitted under applicable laws and regulations.

10.
The authorization granted to acquire Shares shall be valid for such maximum period as may be provided for under applicable Luxembourg law as in effect from time to time (such maximum period being, as of to date, 18 months).

11.
The acquisitions of Shares shall be made at such times and on such other terms and conditions as may be determined by the Board of Directors of the Company or the board of directors or other governing body of the relevant entity, provided that any such purchase shall comply with Article 49-2 et.seq. of the Luxembourg Law of 10 August 1915 on commercial companies, as amended (or any successor law) and, in the case of acquisitions of Shares made through a stock exchange in which the Shares or other securities representing Shares are traded, with any applicable laws and regulations of such market.

It is recommended that the Annual General Meeting of Shareholders grant this authorization and further grant all powers to the Board of Directors and to the board of directors or other governing bodies of the Company’s subsidiaries, in each case with powers to delegate in accordance with applicable laws, the Company’s Articles of Association or the articles of association or other applicable organizational documents of the relevant Company’s subsidiary, to decide on and implement this authorization, to define, if necessary, the terms and procedures for carrying out any purchase of Shares, and, in particular, to place any stock exchange orders, conclude any agreements, including for keeping registers of purchases and sales of Shares, make any declarations to the applicable regulatory authorities, carry out all formalities and, generally, do all such other acts and things as may be necessary, appropriate or desirable for the purposes aforesaid. The Board of Directors is expressly authorized to delegate to its Chairman, with the latter having the option to sub-delegate to any other person(s), the performance of the actions entrusted to the Board of Directors, pursuant to, or in connection with, this authorization.

The Company anticipates that the next Annual General Meeting of Shareholders will be held on June 2, 2010. Any shareholder who intends to present a proposal to be considered at the next Annual General Meeting of Shareholders must submit the proposal in writing to the Company at the registered office of the Company, located at 46A, avenue John F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg, not later than 4:00 P.M. (local time) on February 19, 2010, in order for such proposal to be considered for inclusion on the agenda for the 2010 Annual General Meeting of Shareholders.

PricewaterhouseCoopers are the Company’s independent auditors. A representative of the independent auditors will be present at the Meeting to respond to questions.
Raúl H. Darderes
Secretary to the Board of Directors

Ternium
Annual Report 2008

Annual Report 2008

Company Profile & Strategy
Ternium is a leading steel company in Latin America. We manufacture and process a broad spectrum of value-added steel products, including tinplate, galvanized and electro-galvanized sheets, pre-painted sheets, welded pipes, and hot rolled and cold rolled steel, as well as slit and cut-to-length offerings through our service centers. We also produce long steel products, such as bars and wire rod, and metal building components.
Our customers range from large global companies to small enterprises operating in the construction, home appliances, capital goods, container, food, energy and automotive industries. We aim to build close relationships with our customers and recognize that our success is closely linked with theirs.
Ternium has a deeply engrained industrial culture. With an annual production capacity of approximately 9 million tons of finished steel products and 16,000 employees, we have production facilities located in Mexico, Argentina, the southern United States and Guatemala, as well as a network of service centers that provide it with a strong position from which to serve its core markets.
Our favorable access to iron ore sources, diversified steel production technology and proximity to domestic steel consuming markets, enable us to minimize production and logistic costs under fluctuating input cost conditions, and to offer valuable services to our customer base.
We operate with a broad and long-term perspective. We take steps to improve the quality of life for our employees and their families as well as the local communities in which we operate.

Operating and Financial Highlights (*)
The financial and operational information contained in this annual report is based on consolidated financial statements of Ternium S.A. (the “Company”), prepared in accordance with International Financial Reporting Standards (IFRS) and presented in U.S. dollars and metric tons.

	2008	2007	2006
SALES VOLUME (thousand tons)

Flat products	6,325.5	5,718.9	4,693.3
Long products	1,217.2	1,261.2	1,234.6
Total flat and long products	7,542.7	6,980.1	5,927.8

FINANCIAL INDICATORS (US$ millions)

Net sales	8,464.9	5,633.4	4,484.9
Operating income	1,676.0	836.8	1,001.8
EBITDA (1)	2,089.6	1,192.1	1,253.2
Income before income tax expense	880.8	707.2	899.2
Discontinued operations (2)	157.1	579.9	444.5
Net income attributable to:
Equity holders of the Company	715.4	784.5	795.4
Minority interest	159.7	211.3	195.2

Net income for the year	875.2	995.8	990.6
Free cash flow (3)	(70.4)	592.1	439.1
Capital expenditures	587.9	344.3	314.9

BALANCE SHEET (US$ millions)

Total assets	10,671.2	13,649.1	8,658.3
Total financial debt	3,267.3	4,082.3	1,053.8
Net financial debt	2,111.8	2,891.1	410.6
Total liabilities	5,109.8	7,391.2	3,274.6
Capital and reserves attributable to the company’s equity holders	4,597.4	4,452.7	3,757.6
Minority interest	964.1	1,805.2	1,626.1

STOCK DATA (US$ per share / ADS)

Basic earnings per share	0.36	0.39	0.41
Basic earnings per ADS (4)	3.57	3.91	4.11
Weighted average number of shares outstanding (5) (thousand shares)	2,004,743.4	2,004,743.4	1,936,833.1

(*)
Sidor’s results of operations have been deconsolidated from the Company’s consolidated financial statements and are shown as Discontinued Operations. For a description of the events in Venezuela relating to the Sidor nationalization process, see note 29 (Discontinued operations) to the Company’s consolidated financial statements included elsewhere in this Annual Report.

(1)	EBITDA is calculated as operating income plus depreciation and amortization.

(2)
Discontinued Operations include results from Sidor and from certain non-core U.S. assets that were sold during the first quarter 2008. For further details, see note 29 (Discontinued operations) to the Company’s consolidated financial statements included elsewhere in this Annual Report.

(3)	Free cash flow is calculated as net cash provided by continuing operating activities less capital expenditures.

(4)	Each ADS represents 10 shares of common stock.

(5)	Shares outstanding were 2,004,743,442 as of December 31, 2008, 2007 and 2006.

Chairman’s Letter
2008 was certainly a year of strong contrasts for Ternium. In Mexico, we consolidated our position as the leading supplier of flat steel products in the local market following the integration of IMSA’s operations. Today, we hold around 40% share in our flat steel product range, compared to approximately 20% two years ago. In Venezuela, however, we were forced to relinquish the ten years of hard work and investment that we put in at Sidor. We have still not received compensation from the Venezuelan government.
The business environment also went through a dramatic change. For the first three quarters of the year, our industry enjoyed a period of strong demand and rising prices as the global economy continued to expand strongly. In the fourth quarter, however, demand and prices plummeted, as the steel industry was one of the first to feel the impact of the collapse of global industrial production.
Following the severe retraction in demand worldwide for steel products, exacerbated by a strong inventory adjustment effect throughout the value chain, the outlook for our industry has definitively changed. We can expect a lengthy period of excess industry capacity and demand is not likely to return to the levels of 2008 for several years. This will have an impact on our sales and margins in 2009 and beyond.
How is Ternium positioned within the new environment? We have a number of important advantages, which will help us to differentiate our performance in this environment and to come out of the crisis strengthened. Firstly, our focus has been on selling finished steel products by integrating our operations into end-user markets. Through our network of service centers and distributors we are building strong and stable relationships with our customers and increasingly supplying them with customized products and services. Almost half of our sales by volume are of coated or cold-rolled products and most are directed to local or regional markets where we have established ourselves as market leaders. Consequently, we do not rely on export markets for volume sales.
Our production system is flexible and cost-competitive. We produce steel both in electric furnaces and in blast furnaces and buy slabs on the open market. This variety of options helps us to adapt rapidly to changing levels of demand and input costs. We have our own low-cost iron ore mines, which supply the majority of our requirements, as well as good access to competitive iron ore from Brazil. Our cash costs are competitive within our region which does not have a structural excess of steelmaking capacity.
Our management team has experienced crisis before. They are taking rapid and decisive action to adjust production to lower levels of demand, to reduce inventories and working capital, to reduce costs, and to resize our capital expenditure program. Expansion plans are being re-evaluated and our net debt position will continue to be reduced during the first half of 2009.
In 2008, we made good progress in improving our safety performance. Following the acquisition of IMSA, we took steps to consolidate safety, health and environmental standards throughout our operations in Mexico and elsewhere. Injury frequency indicators declined steadily over the year and showed a 30% improvement over 2007.

Our program to develop the competitiveness of small and medium enterprises in our markets is now in its seventh year and has brought good results in strengthening our value chain. In 2008, we focused on providing assistance in managing industrial operations and training. We think that this program will gain even more relevance in the current market context.
Our results for the year reflected the contrasts we faced. Sales rose 50% to US$8.5 billion, EBITDA rose 75% to US$2.1 billion, and net income declined 12%, mainly related to the accounting effects of holding US dollar denominated debt at our Mexican subsidiaries level. Earnings per ADS for the year amounted to US$3.57, 9% down on last year. Considering our current priority of strengthening the balance sheet so that we are in a position to make the most effective advantage of the opportunities that may arise in these distressed times, we are not proposing to pay a dividend this year.
It has been a difficult year for our employees, particularly those involved with our former operations in Venezuela. I would like to thank them for their efforts and the results they have achieved. I would also like to thank our customers, suppliers and shareholders for their continuing support and confidence in our company.
Paolo Rocca
Chairman

Sidor’s Nationalization Process 1
Further to several threats of nationalization and various adverse interferences with management in preceding years, on April 8, 2008, the Venezuelan government announced its intention to take control over Sidor. Following the confirmation of the Venezuelan government’s decision to nationalize Sidor, on April 16, 2008, the Company, Sidor and the Venezuelan government entered into an agreement providing for the creation of a transition committee, composed of representatives of the government, the union and Sidor’s class B employee shareholders, which was charged with ensuring the normal conduct of Sidor’s production and commercial processes, acting in coordination with Sidor’s board of directors, during the transition period until the nationalization was completed.
On April 29, 2008, the National Assembly of Venezuela passed a resolution declaring that the shares of Sidor, together with all of its assets, were of public and social interest. This resolution authorized the Venezuelan government to take any action it deemed appropriate in connection with any such assets, including expropriation.
On May 11, 2008, the President of Venezuela’s decree regulating the steel production activity in the Guayana, Venezuela, dated April 30, 2008, was published. The decree ordered that Sidor and its subsidiaries and associated companies be transformed into state-owned enterprises, with the government owning not less than 60% of their share capital. The decree required the Venezuelan government to create two committees: a transition committee to be incorporated into Sidor’s management and to ensure that control over the operations of Sidor and its subsidiaries and associated companies was transferred to the government on or prior to July 12, 2008, and a separate technical committee, composed of representatives of the government and the private shareholders of Sidor and its subsidiaries and associated companies, to negotiate over a 60-day period (extendable by mutual agreement) a fair price for the shares to be transferred to Venezuela, together with the terms and conditions of the possible participation of such private shareholders in the share capital of the state-owned enterprises.
The decree also stated that, in the event the parties failed to reach agreement regarding the terms and conditions for the transformation of Sidor and its subsidiaries and associated companies into state-owned enterprises by the expiration of the 60-day period, the Ministry of Basic Industries and Mining (the “MIBAM”) would assume control and exclusive operation, and the Executive Branch would order the expropriation of the shares of the relevant companies.
Upon expiration of the term contemplated under the decree, on July 12, 2008, Venezuela, acting through Corporación Venezolana de Guayana, or CVG (a Venezuelan governmental entity), assumed operational control of Sidor. Following the change in operational control, CVG assumed complete responsibility for Sidor’s operations and Sidor’s board of directors ceased to function. Thereafter, Sidor’s operations were to be managed by a temporary operating committee; this committee, which could act by simple majority, was to have six members, with the majority of such members being appointed by CVG and one of CVG’s appointees to become the committee’s president and Sidor’s general manager. However, the temporary operating committee has subsequently become non-operational and, accordingly, Sidor’s operations are exclusively controlled and managed by Venezuela through CVG and MIBAM.

[1]
For a description of the events in Venezuela relating to the Sidor nationalization process, see note 29 (Discontinued operations) to the Company’s consolidated financial statements included elsewhere in this Annual Report.

The term provided in the decree for the negotiation of the conditions under which all or a significant part of the Company’s interest in Sidor would be transferred to Venezuela was extended until August 18, 2008. Negotiations continued even after this additional term expired. On August 29, 2008, the President of Venezuela publicly stated his rejection of the latest proposal submitted by the Company to the Venezuelan authorities as part of their ongoing negotiations. The negotiations were subsequently resumed and continue to be under way. As of the date of issuance of this annual report, Ternium continues to retain formal title over the shares.
The Company’s investment in Sidor is protected under several bilateral investment treaties, including the treaty between Venezuela and the Belgium-Luxembourg Economic Union. In connection with the Sidor nationalization process, the Company has consented to the jurisdiction of the International Center for Settlement of Investment Disputes established by the Convention on the Settlement of Investment Disputes between States and the Nationals of Other States. The Company continues to reserve all of its rights under contracts, investment treaties and Venezuelan and international law and will continue to evaluate its options in realizing the fair value of its interest in Sidor prior to state intervention. In addition, the Company will defend itself vigorously against any attempt by the Venezuelan government to lower the compensation for its interest in Sidor as a result of any government claims.

Business Review
Ternium’s business went through significant contrasts in the year 2008. Latin American commodity export prices reached record high levels during the year, supporting a multi-year trend of expansion in economic activity and steel consumption in the region. However, during the fourth quarter of 2008 the crisis in the global financial markets began to spread to the real economy of the region, causing a decrease in capital goods and consumer durables sales, which in turn resulted in a significant contraction in steel consumption and a generalized de-stocking of the steel industry value chain. Also in 2008, our business was significantly affected by the nationalization of Sidor2.
The world’s economic activity is expected to decrease year-over year in 2009, particularly at developed economies. The adverse conditions will be reflected in significant decreases in world steel consumption in 2009 compared to the previous year. Lower steel industry capacity utilization rates and input costs are expected to favor a depressed pricing environment for steel in the international markets.
We have acted quickly to effectively position Ternium to operate in the current environment and succeed in the long term. As a result of the ongoing measures, we anticipate a reduction in net debt and costs during 2009.
Among the measures taken to strengthen the balance sheet, we suspended or postponed major capital expenditure programs and reduced inventory through scaling down production and reducing the volume of semi-finished product and raw-material purchases. As a result working capital needs are expected to decrease, continuing the trend initiated in the fourth quarter of 2008.
On-going cost-reduction measures include efforts aimed at reassigning in-house personnel to reduce the use of third party services, reducing selling, general and administrative expenses and revising and re-negotiating supply contracts. Ternium produces crude steel utilizing a mix of blast furnace and mini-mill technologies and purchases slabs in the market from third parties. This diversified technology base enables us to adjust plant utilization rates to adapt to different demand and cost conditions.
North America Region
During 2008, Ternium has been the leading supplier of flat steel products to Mexico and has also been active in the south of the United States. Ternium benefited from a strong steel market pricing environment in North America during the first nine months of 2008, followed by rapidly weakening conditions during the fourth quarter of the year.
The economies in the North America Region continued slowing in 2008. The Mexican economy showed less dynamism in consumption and lower investment activity compared to 2007 in an environment of relatively higher inflation.

[2]
For a description of the events in Venezuela relating to the Sidor nationalization process, see note 29 (Discontinued operations) to the Company’s consolidated financial statements included elsewhere in this Annual Report.

Mexican export-oriented industries were particularly affected by conditions of continued weak demand in the United States. GDP in Mexico increased 1.5% year-over-year in 2008. The U.S. economy suffered from the effects of weakening consumer confidence and increasing unemployment, accentuated by the worsening difficulties in the financial sector.
While apparent steel use in Mexico decreased 3% year-over-year in 2008 to approximately 17.3 million tons, in the entire North America Region it decreased 8%, due to even steeper drops in steel consumption rates in the U.S. and Canada, coupled with a de-stocking process that took place towards the end of the year.
Steel consuming sectors in Mexico, such as construction and the automotive industry, showed mixed results in 2008.
In 2008, Ternium achieved its main corporate restructuring goals by merging Hylsamex and Grupo Imsa into a single entity named Ternium Mexico. In addition, Grupo Imsa completed the reshaping of its core businesses by selling several manufacturing U.S. assets that were not a strategic fit with our production system4.

[3]	Source: World Steel Association

[4]	For additional information, see note 29 (Discontinued operations) to the Company’s consolidated financial statements included elsewhere in this Annual Report.

We furthered our initiatives related to the integration of Ternium’s industrial and supply-chain systems in Mexico, the United States and Guatemala, by developing new cold rolled and hot rolled semi-finished steel products aimed at supplying our coating lines in Shreveport, Louisiana and Villanueva, Guatemala, resulting in the reduction of third party supplies of semi-finished steel.
In 2008, we concluded a project designed to expand Ternium Mexico’s thin slab casting production capacity in Monterrey, Mexico. With the streamlining of the facility, annual steel production capacity increased by approximately 85,000 tons to a total of 1.9 million tons. This facility is currently run at the highest utilization rate in Ternium’s system, as it utilizes low cost iron ore supplied from our proprietary mines in Mexico and other inputs such as scrap, natural gas and electricity, the market prices of which have decreased significantly.
In addition, we concluded the revamping of one hot strip mill in Monterrey, which increased its annual processing capacity by approximately 280,000 tons. As a result of this project, Ternium Mexico’s annual hot rolled coil processing capacity expanded to approximately 5.4 million tons as of year-end 2008. Nevertheless, in view of the adverse situation in the steel market, we expect to continue running this facility at low utilization rates during 2009.
During the year, Ternium announced that it plans to build a green-field project in Mexico to expand its flat steel production capacity. The project would involve the design and construction of a mini-mill in the Monterrey area with an annual production capacity of two million tons of hot rolled coils, one million tons of cold rolled coils and 300,000 tons of hot-dipped galvanized coils to serve the industrial and commercial markets. While the timing of the project is currently being revised in light of the ongoing global crisis, we continue advancing the basic engineering design.
South and Central America Region
During 2008, Ternium has been the leading supplier of flat steel products to Argentina, Paraguay and Uruguay and has kept a significant presence in the steel markets of Chile, Colombia, Peru and Ecuador. Overall, Ternium benefited from a higher per-capita steel consumption in these economies, which for the sixth consecutive year achieved significant year-over-year growth rates in terms of GDP despite the slowdown during the fourth quarter of 2008, which anticipates an adverse scenario for 2009.

Finished steel demand reached record high levels in 2008 in our main markets in the region. Apparent steel use in South and Central America is estimated to have grown 5% year-over-year in 2008, with advances in every major market.
Overall, the construction and automotive sectors had another positive year in 2008, despite the adverse conditions during the fourth quarter. In Argentina, the construction sector grew 3.6% year-over-year in 2008, while the automotive sector achieved record high production levels and a 10.4% year-over-year growth.
Apparent steel demand in Argentina grew 4% to about 4.8 million tons for the year 2008, as the expansion during the first nine months of the year was offset by a sharp contraction in the fourth quarter. The country’s economy, as measured by its GDP, expanded 7% year-over-year, mainly driven by growth in domestic demand.

[5]	Source: World Steel Association

Apparent steel demand was strong in Chile, Bolivia, Paraguay and Uruguay. The economies of these countries performed well in 2008, recording GDP growth rates of between 3% and 9% year-over-year. However, we had to reduce steel product shipments to these markets in 2008. Throughout the first nine months of the year, production capacity constraints and a year-over-year increase in steel products demand in Argentina reduced our ability to ship steel products to these countries. This situation reversed during the fourth quarter 2008, as a result of a significant decrease in steel demand in Argentina.
Steel demand in Colombia, Peru and Ecuador was also strong. The economies of these countries performed well in 2008, in particular Peru, which recorded an over-9% year-over-year GDP growth rate. We reduced our participation in the steel markets of those countries following the nationalization of Sidor.
In 2008, Ternium’s subsidiary Siderar made significant capital expenditures in Argentina. It completed maintenance and upgrading works in two coke batteries in San Nicolás, which resulted in improved performance and quality of operations. Additionally, in October 2008, Siderar started the relining of blast furnace #1 in the same location, having concluded the relining of blast furnace #2 in January 2007. The relining, which is expected to be completed later in 2009, is aimed at enabling the continuous operation of the mill for a 12- to 15-year production period. Siderar’s plan to increase its annual steelmaking capacity in Argentina by 1.2 million tons to a total of 4.0 million tons was suspended during January 2009. The aim of the plan was to increase the availability of slabs within Ternium.
During 2009, we intend to take measures aimed at enhancing the integration and flexibility of our production system to be in a better position to cope with the challenging steel market condition.
Iron Ore Mining
Ternium’s mining activities are aimed at securing the supply of iron ore for our facilities in Mexico for at least a 20-year operating period. In addition, surplus production of iron ore is commercialized to hedge the iron ore procurement requirements of Ternium’s subsidiary in Argentina.
The extraction, processing and production of iron ore is organized under two operating companies: Las Encinas, which is wholly owned by Ternium; and Peña Colorada, which is 50% owned by Ternium and 50% owned by Arcelor Mittal.
As of year-end 2008, the mining activities employed approximately 1,300 direct employees and had a combined production capacity of 5.9 million tons per year of pellets, 0.4 million tons per year of concentrate and 0.4 million tons per year of fines. Of these totals, Arcelor Mittal is entitled to receive up to two million tons per year of pellets and 0.2 million tons per year of concentrate.
Las Encinas
The Las Encinas mining facilities include a pelletizing plant located in the community of Alzada, in the Colima state of Mexico, which has a production capacity of 1.9 million tons per year. In addition, approximately 0.4 million tons per year of hematite iron ore is produced as fines for export.
As of year-end 2008, Las Encinas had two iron ore mines in Mexico: Aquila, located in nearby Michoacan, and El Encino, located in nearby Jalisco and currently in stand-by mode. Another mine, Cerro Náhuatl, located in Colima, was exhausted and permanently shutdown in August 2008, following 20 years in operation.
We carried out intensive exploration activities during 2008 in Michoacán, Jalisco and Colima aiming to incorporate iron ore resources. These areas are located close to Las Encinas’ current facilities, which could eventually facilitate the new mines’ integration with the existing ones.

Peña Colorada
The Peña Colorada mining facilities include a two-line pelletizing plant in the Manzanillo port in Colima, with a production capacity of 4.0 million tons per year of pellets and 0.4 million tons per year of concentrate. The pelletizing plant is fed from a mine in the Minatitlán municipality, located in Colima. Peña Colorada continued its exploration activities in 2008 at the existing mine’s nearby areas with the purpose of expanding current iron ore reserves.
In 2009, we intend to continue running these mining facilities at high capacity utilization rates, as they represent a low cost raw material option for the production of steel. We will continue pursuing the expansion of our iron ore resources to eventually support production expansion projects. These activities do not entail the commitment of significant amounts of capital expenditures and are expected to better position Ternium for future steel market expansion cycles.
Support Program for Small- and Medium-Sized Enterprises
Ternium sponsors a small- and medium-sized enterprise (SME) support program called “ProPymes.” The program, created by the Techint group of companies, is focused on helping SMEs in the steel industry’s value chain to grow. First launched in Argentina in 2002, ProPymes assisted approximately 500 SMEs in Mexico and Argentina in 2008.
Customers and suppliers are invited to join the program, provided they meet certain qualifications, including specific management skills and growth potential. Suppliers who join the program have the opportunity to become suppliers to participating companies worldwide. The program’s ultimate goal is to enhance SMEs’ competitiveness and to stimulate investments in the value chain.
As of year-end 2008, Ternium’s participation in ProPymes was organized into two departments, one responsible for the program’s execution in Mexico and the other for the program’s execution in Argentina. Each department operated under local management supervision and was centrally coordinated by a ProPymes program director.
The program’s main focus in 2008 has been to provide SMEs with industrial assistance and training for personnel of all levels. These activities have been carried out by Ternium’s professionals and by top tier local universities with support from Ternium and national and world development agencies, together with the participating SMEs.
In Argentina, the program continued to focus on SME difficulties in accessing financial markets. Ternium’s subsidiary Siderar, together with other sponsoring companies, offered financial assistance and advice to those companies seeking credit to fund projects aimed at increasing production levels and updating production technology.
The program has also assisted companies with growth opportunities in international markets. We promoted marketing studies by different institutions and consultants. Furthermore, the program offered advice with respect to international negotiations and patenting of new products, and it facilitated the participation of SMEs in government-organized commercial missions abroad. We also gave SMEs access to our vast commercial network in order to provide them with added logistical and commercial support.
For 2009, the program is aiming to expand industrial assistance and training related activities as well as the consolidation and strengthening of the SMEs’ institutional networks in Mexico and Argentina in anticipation of an increasingly difficult environment for international trade.
Product Research & Development
Product research and development activities at Ternium are conducted through a central Product Development Department in coordination with local teams that operate in several of our facilities. We carry out our applied research efforts in house and in conjunction with universities and research centers, as well as through its participation in international consortia. We have also developed new products and processes in cooperation with its industrial customers.

Integration of Processes
The incorporation of Grupo Imsa into Ternium’s operations opened up several opportunities for synergies and integration of processes. During 2008, new processing routes were developed for Ternium’s Mexican facilities, enabling certain products to be manufactured at several rolling, coating and customizing mills. In turn, this added ability increased the flexibility to allocate orders to specialized processing lines and according to their technological strengths, and ultimately increase efficiency and reduce costs.
In addition, we developed new cold rolled and hot rolled semi-finished steel products aimed at supplying our coating lines in Shreveport, Louisiana and Villanueva, Guatemala. These new products, which can be manufactured at Ternium’s Mexican mills, enhance the integration between those mills and the above-mentioned downstream lines.
Construction Products
In 2008, we launched a new product portfolio of metal components for the construction industry, including roll formed steels for roofing, cladding, decking and floor decking. All these components have been certified in accordance with international standards.
In the same period, Ternium Mexico signed a technology and trademark license agreement with Varco Pruden Buildings, Inc. for the purpose of consolidating our leadership in the Latin American metal building systems’ market. The agreement grants Ternium Mexico the right to use Varco Pruden’s technology and software for the design, engineering, fabrication, production, inspection and distribution of metal building systems and components in various Latin American countries, including, among others, Argentina, Colombia, Mexico, Panama and Venezuela.
Automotive Products
During 2008, Ternium supported the automotive industry’s efforts to reduce automobile weight through the development of steel products with improved structural resistance that enables the usage of thinner steel sheets with similar resistance standards.
Additionally, we have been actively participating in research consortiums the purpose of which has been to evaluate the feasibility of applying new steel coatings, both in galvanized and electro-galvanized products, in order to either increase corrosion resistance or reduce coating weight.
Oil & Gas Products
In 2008, we developed boron-titanium bearing steels, through conventional and compact hot rolling mills, to serve customers needs for quenched and tempered welded tubes for oil and gas industry applications. In addition, we widened the dimensional range of high resistance API X65, for as-rolled line pipe applications, to meet the market demand.

Home Appliance & Other Industrial Products
Ternium has also completed joint developments with several first-tier home-appliance manufacturers. New products include structured surface coated steel for laundry; chrome-free coated galvanized steel for refrigeration, in compliance with ROHS (Restriction of Hazardous Substances) standards; and high-stability metallic finishing for various applications.
During 2008, developments for the electrical industry included a new ultra low-carbon silicon-alloyed cold rolled grade to further reduce magnetic losses for electric motor cores with improved energy efficiency.
New wire rods for forging and automatic welding have been developed. Also new manganese-chrome bearing steel billets for hot forging processes have been produced with improved performance among our customers.
Basic & Applied Research
Our profound metallurgical knowledge, which is the result of our basic and applied research activities, has been key for the development of new steel products.
Several basic research efforts were conducted during 2008. Projects were mainly aimed at improving processes, creating new steel products with superior performances and generating the basic knowledge for the design of certain steel products. These mid- to long-term efforts are being carried out in conjunction with several institutions, including the University of Pittsburg, the Steel Research Center — McMaster University, the French Corrosion Institute, the Tenaris Research Center and the Argentine Steel Institute.
Also during 2008, Ternium signed long-term cooperation agreements with leading universities. Under these agreements, engineers, post-graduate students and teachers at these institutions are sponsored to conduct, along with our steel product engineers, steel, metallurgy and product research and development projects of academic and industrial interest.
In 2009, we intend to further Ternium’s industrial integration through the complementation of Argentina’s steel shop and Mexican hot rolling mills, with the design of slab chemistries that optimize processes in both facilities. These initiatives are expected to enable higher flexibility and integration of the mills, a valuable development in the current steel market crisis.
In addition, we intend to continue our flat, long and coated steel product development plans to enter new niches in key industrial markets and to support new export opportunities.
Human Resources & Communities
During 2008, Ternium continued developing and upgrading its human resources. Training activities continued to be supported by our institutional program for recent graduates and our ongoing customized programs for other employees. The institutional training program, aimed at young professionals, is a one- to two-year program where trainees, coached by a senior employee assigned as tutor, join Ternium in anticipation of an eventual job opening and hold different assistant positions, gaining in-depth knowledge in several areas of expertise. Our ongoing training programs include a number of customized courses. These courses are designed to inform employees of the latest concepts and tools in relevant fields to encourage them to achieve the highest possible levels of productivity and operating efficiency.

Throughout 2008, following the merger of Hylsa and Grupo Imsa into a single entity (Ternium Mexico), Ternium undertook a process of rationalization of job positions and standardization of employees’ benefits and salary levels. Later in the year, Ternium’s corporate structure was further adapted as our business profile changed following the nationalization of Sidor6. As a result, some corporate functions being carried out in Venezuela were adapted or replaced. Furthermore, an in-depth restructuring plan is being carried out, and is expected to be completed by the end of 2009.
Community Relations
Ternium’s initiatives aim to establish long-term sustainable relationships and foster a sense of collaboration in the communities where we operate. Our community budget supports a select number of high-impact programs adapted to a wide range of socioeconomic realities in the different regions.
Consequently, Ternium’s programs foster sports and cultural activities among its employees, their families and the broader communities, as well as enhance and improve technical education skills in some regions, while fulfilling basic health and educational community requirements in certain locations where this is most needed.
In this regard, we continued several educational programs in 2008 to improve the standard of living and general sustainability of certain communities in the mining areas in Mexico. Among these programs, Ternium granted support for the modernization of school infrastructure and the construction of a student hostel to facilitate the ability of youngsters living in rural areas to attend local schools.
We also supported the development of farming activities, literacy campaigns, teachers training and skill academies. Ternium continued a general and dental health enhancement program in the region, including prophylactic medicine campaigns, preventative and urgent care medicine practices and disease treatments.
Ternium’s subsidiary Siderar has also continued its program intended to reduce student drop-out rates within certain communities in Argentina. Under this program, Siderar renewed existing scholarships or granted new ones at certain schools to students who were at risk of dropping out. The program was complemented with conferences to raise the communities’ awareness of the benefits of proper education.
During 2008, Siderar continued its contribution to the complete remodeling and expansion of a public hospital located close to one of its main facilities in Argentina. It also contributed to the design of training programs for the improvement of overall administration of the institution. The program is currently in its initial stages of implementation.
For the third consecutive year, Siderar continued its program to strengthen technical schools in Argentina. This endeavor, which includes five technical schools near certain Siderar facilities, focuses on the enhancement of institutions’ technical education so as to match the increasingly demanding requirements of the industrial labor market.
Under this program, Siderar funded scholarships and provided training for students and teachers at its own workshops, while continuing to build necessary infrastructure at the participating technical schools to support future training activities. Moreover, Siderar continued its scholarship programs for university students as well as for talented high-school students.
Environment, Health & Safety
Ternium’s environment, health and safety policies abide by the World Steel Association’s7 policy statement and its principles for excellence in safety and occupational health, as well as the Occupational Health and Safety Administration’s (OHSA) 18,000 and ISO 14000 international standard directives.

[6]
For a description of the events in Venezuela relating to the Sidor nationalization process, see note 29 (Discontinued operations) to the Company’s consolidated financial statements included elsewhere in this Annual Report.

[7]	The World Steel Association (WSA) was formerly known as The International Iron and Steel Institute.

Health and safety activities are coordinated through a central department within Ternium’s corporate industrial direction, in coordination with local departments operating in each production unit. Likewise, environmental policies are coordinated by a corporate technical director and executed by the local engineering and environment managers.
Following the Grupo Imsa transaction, we implemented a plan aimed at consolidating the environmental, health and safety standards throughout the existing and acquired operations in Mexico. In this context, during 2008 approximately 430 environmental, health and safety coordinators participated in environmental training programs.
Ternium’s average injuries frequency rate8 (IFR) in 2008 reached a new low of 6.2, down from an IFR of 9.0 the previous year. Likewise, the average lost time injuries frequency rate9 (LTIFR) in 2008 was 3.8, down from 5.3 in the previous year. These measurements, which include Ternium’s facilities in Mexico, Argentina, the United States and Guatemala, encompass the activity of our personnel and of the personnel of third-party contractors operating in our facilities. The results demonstrate the growing commitment and participation of management and workers in the activities aimed at improving safety.

[8]	Injuries frequency rate refers to total quantity of injuries per million of hours worked.

[9]	Lost time injuries frequency rate refers to quantity of day-loss injuries per million of hours worked.

In 2007, we initiated a new program designed to prevent the occurrence of serious accidents. Under this program, the safety measures for key processes and tasks were surveyed and comprehensively reassessed. During 2008, the recommendations and corrective measures that resulted from such reassessment, as well as from the permanent audit program, were implemented. The audit program, which is being conducted by middle and senior management, is expected to ensure the continuous commitment to safety by all interested parties.
We have actively participated in World Steel Association forums focused on sustainable development, environment, safety and occupational health, for the purpose of developing and sharing state-of-the-art best practices. These forums include the Climate Change Policy Group, Life Cycle Assessment, CO2 Breakthrough Program, Water Management, Sustainability Reporting, By-product Management, and the Safety and Occupational Health Committee and its working subgroups.
Environment, Health & Safety Management System
During 2008, a unified safety, health and environment (SHE) management information system was successfully implemented in Argentina. The system supports the implementation and execution of SHE management programs, chief among our top management’s core responsibilities. In addition, the software enables any personnel in any location to report SHE incidents, generating instant and valuable information for local and central SHE staff, and thus contributing to its proper and timely management.
We expect to complete the implementation of our unified SHE management information system in our remaining facilities in Mexico, the United States and Guatemala in 2009.
Emissions Control
During 2008, new air emission control equipment was installed at Siderar’s sinter facilities and steel shop in Argentina, and at one of our steel shops in Mexico. We continually review our operations to maximize the efficient use of energy resources, the re-use of by-products and the appropriate treatment and disposal of wastes, air emissions and waste water.
Greenhouse gas emissions
Ternium has recently decided to report to the world steel association its CO2 emissions data on an annual basis as part of the association’s initiative to collect emissions data from member companies.
We support the steel industry’s ongoing effort to develop innovative solutions to reduce greenhouse gas (GHG) emissions over the lifecycle of steel products. According to the Intergovernmental Panel on Climate Change (IPCC), the steel industry accounts for approximately 3% to 4% of total world GHG emissions.

Our steel production facilities in Mexico have achieved GHG-specific emission levels that are close to the theoretical minimum. Also, in 2008 Ternium was recognized by GEI Mexico — a public and private venture for GHG emissions control in the country — for its participation in the program. In Argentina, Siderar’s GHG-specific emission levels are close to the industry average for blast furnace technology.
PCB
Studies made on polychlorinated biphenyl (PCB) questioned the utilization of this product as cooling oil in electric transformers, among other applications, as PCB may pose inappropriate risks to health and the environment. Consequently, and in compliance with local laws and regulations as well as with the Stockholm Convention Guidelines, Ternium developed a plan to replace and manage all PCB-based electric transformers according to each country’s defined schedule.
Ternium Mexico’s facilities became PCB free in 2008 and Siderar’s facilities in Argentina have advanced their replacement plan toward a 60% completion rate. Ternium’s current PCB replacement plan schedules are far ahead of those provided by the Stockholm Convention Guidelines.
Underground Water Management
In 2008, Siderar began the implementation of an underground water management policy in Argentina, aimed at ensuring the long-term preservation of this resource. The program’s activities in 2009 is expected to include the completion of new hydrological studies, the establishment of new monitoring wells and the analysis of the mid-term balance between the supply and demand of the resource in the facilities and neighboring areas.

Corporate Governance
Shares
The Company has a single class of shares, each having a nominal value of US$1.00 per share and equal economic and voting rights, including the right to vote at its general shareholders’ meetings. The Company’s articles of association provide that annual ordinary general shareholders meetings, at which its annual financial statements are approved and the members of its board of directors are appointed, must take place in Luxembourg on the first Wednesday of every June at 2:30 p.m., Luxembourg time. No attendance quorum is required at annual ordinary general shareholders meetings and resolutions are adopted by a simple majority vote of the shares present or represented at the meeting.
The Company has an authorized share capital of US$3.5 billion, of which US$2,004,743,442 was issued and outstanding as of December 31, 2008.
The Company’s articles of association currently authorize the board of directors, for a period that ends on October 26, 2010, to issue shares within the limits of its authorized share capital at such times and on such terms and conditions as the board of directors or its delegates may determine. Accordingly, until October 26, 2010, shares may be issued up to the authorized share capital limit of US$3.5 billion by a decision of the board of directors. With the exception of certain cases set out in the articles of association, any issuance of shares for cash within the limits of the authorized share capital shall be, as long as the Company’s shares are listed on a regulated market, subject to the pre-emptive subscription rights of the then-existing shareholders.
There are no limitations currently imposed by Luxembourg law on the rights of non-resident shareholders to hold or vote the Company’s shares.
The Company may repurchase its own shares in the cases and subject to the conditions set by the Luxembourg law of August 10, 1915, as amended.
Board of Directors
The Company’s articles of association provide for a board of directors consisting of a minimum of five members (when the shares of the Company are listed on a regulated market, as they currently are) and a maximum of fifteen. The board of directors is vested with the broadest powers to act on behalf of the Company and accomplish or authorize all acts and transactions of management and disposal that are within its corporate purpose and which are not specifically reserved in the articles of association or by applicable law to the general shareholders meeting.
The board of directors is required to meet as often as required by the interests of the Company and at least four times per year. A majority of the members of the board of directors in office present or represented at each board of director’s meeting constitutes a quorum, and resolutions may be adopted by the vote of a majority of the directors present or represented. In case of a tie, the chairman is entitled to cast the deciding vote.
Directors are elected at the annual ordinary general shareholders’ meeting to serve one-year renewable terms, as determined by the general shareholders meeting. The general shareholders meeting may dismiss all or any one member of the board of directors at any time, with or without cause, by resolution passed by a simple majority vote. The Company’s current board of directors is comprised of eleven directors, three of whom are independent directors.

Audit Committee
The board of directors has an audit committee consisting of three independent directors. The members of the audit committee are not eligible to participate in any incentive compensation plan for employees of the Company or any of its subsidiaries. Under the Company’s articles of association and the audit committee charter, the audit committee:
•
assists the board of directors in fulfilling its oversight responsibilities relating to the integrity of the financial statements of the Company, including periodically reporting to the board of directors on its activity and the adequacy of the Company’s systems of internal control over financial reporting;

•	is responsible for making recommendations for the appointment, compensation, retention and oversight of, and assessment of the independence of the Company’s independent auditors;

•
reviews Material Transactions (as such term is defined in the Company’s articles of association and the audit committee charter) between the Company or its subsidiaries with Related Parties (as such term is defined in the Company’s articles of association) (other than transactions that were reviewed and approved by the independent members of the board of directors or other governing body of any subsidiary of the Company) to determine whether their terms are consistent with market conditions or are otherwise fair to the Company and its subsidiaries; and

•
performs such other duties imposed to it by applicable laws and regulations of the regulated market or markets on which the shares of the Company are listed, as well as any other duty entrusted to it by the board of directors.

The audit committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and has direct access to the Company’s internal and external auditors as well as the Company’s management and employees and, subject to applicable laws, its subsidiaries.
Auditors
The Company’s articles of association require the appointment of at least one independent auditor chosen from among the members of the Luxembourg Institute of Independent Auditors. Auditors are appointed by the general shareholders meeting, on the audit committee’s recommendation, through a resolution passed by a simple majority vote. Shareholders may determine the number and the term of the office of the auditors at the ordinary general shareholders’ meeting, provided however that an auditor’s term shall not exceed one year and that any auditor may be reappointed or dismissed by the general shareholders meeting at any time, with or without cause. As part of their duties, the auditors report directly to the audit committee.
PricewaterhouseCoopers (acting, in connection with the Company’s annual accounts and annual consolidated financial statements required under Luxembourg law, through PricewaterhouseCoopers S.ár.l., Réviseur d’entreprises, and, in connection with the Company’s annual and interim consolidated financial statements required under the laws of other relevant jurisdictions, through Price Waterhouse & Co. S.R.L.) was appointed as the Company’s independent auditor for the fiscal year ended December 31, 2008, at the ordinary general shareholders’ meeting held on June 4, 2008.

Board of Directors and Executive Officers
Board of Directors
Chairman
Paolo Rocca
Ubaldo Aguirre (*)
Roberto Bonatti
Wilson Nélio Brumer
Carlos Condorelli
Pedro Pablo Kuczynski (*)
Adrián Lajous (*)
Bruno Marchettini
Daniel Novegil
Gianfelice Rocca
Marco Antônio Soares da Cunha Castello Branco
Secretary
Raúl Darderes

(*)	Audit Committee Members
Senior Management
Chief Executive Officer
Daniel Novegil
Chief Financial Officer
Roberto Philipps
North Region Area Manager
Julián Eguren
South Region Area Manager
Martín Berardi
International Area Manager
Ricardo Prósperi
Planning and Operations General Director
Oscar Montero
Engineering and Environment Director
Luis Andreozzi
Human Resources Director
Miguel Angel Punte
Chief Information Officer
Rubén Bocanera

Corporate Information
Registered Office
46a Avenue John F. Kennedy
L1855 — Luxembourg
Luxembourg
(352) 26 68 31 52 tel
(352) 26 68 31 53 fax
Principal Executive Offices

México	Argentina
Av. Universidad 992, Colonia Cuauhtémoc	Av. Leandro N. Alem 1067 21st Floor
San Nicolás de los Garza — Nuevo León	C1001AAF — Buenos Aires
66450 México	Argentina
(52) 81 8865 2828 phone	(54) 11 4018 4100 phone
(54) 11 4018 1000 fax
Investor Information

Investor Relations Director	General Inquiries
Sebastián Martí	TERNIUM Investor Relations
smarti@ternium.com	ir@ternium.com

Phone
Toll free number for U.S. callers: 1 (866) 890 0443
Mexico: 52 (81) 8865 2111
Argentina: 54 (11) 4018 2389

Stock Information	ADS Depositary Bank
New York Stock Exchange (TX)	Bank of New York Mellon
Shareowner Services
480 Washington Blvd
Jersey City, NJ 07310

Toll free number for U.S. callers: 1 800 522 6645
International Callers: 1 201 680 6578
shrrelations@mellon.com
CUSIP Number: 880890108

Internet
www.ternium.com

Management Discussion & Analysis
The review of Ternium’s financial condition and results of operations is based on, and should be read in conjunction with, the Company’s consolidated financial statements as of December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006 (including the notes thereto), which are included elsewhere in this Annual Report.
The Company prepares its consolidated financial statements according to International Financial Reporting Standards (IFRS). As a consequence of the consolidation of results and other financial data of Grupo Imsa as of July 26, 2007, the Company’s results in 2008 reflect the consolidation of Grupo Imsa for the entire fiscal year, while the 2007 results reflect the consolidation of Grupo Imsa since July 26, 2007, to the end of the year.
Net results
The following table sets forth, for the periods indicated, selected financial data from the Company’s consolidated income statement.

All amounts in US$ million	2008		2007

Net sales	8,464.9	100.0%	5,633.4	100.0%
Cost of sales	(6,128.0)	-72.4%	(4,287.7)	-76.1%

Gross profit	2,336.9	27.6%	1,345.7	23.9%

Selling, general and administrative expenses	(669.5)	-7.9%	(517.4)	-9.2%
Other operating income (expenses), net	8.7	0.1%	8.5	0.2%

Operating income	1,676.0	19.8%	836.8	14.9%

Financial income (expenses), net	(797.1)	-9.4%	(130.0)	-2.3%
Equity in earnings (losses) of associated companies	1.9	0.0%	0.4	0.0%

Income before income tax expenses	880.8	10.4%	707.2	12.6%

Income tax expenses	(162.7)	-1.9%	(291.3)	-5.2%

Income from continuing operations	718.1	8.5%	415.9	7.4%

Income from discontinued operations	157.1	1.9%	579.9	10.3%

Net income for the year	875.2	10.3%	995.8	17.7%

ATTRIBUTABLE TO:
Equity holders of the Company	715.4	8.5%	784.5	13.9%
Minority interest	159.7	1.9%	211.3	3.8%
	875.2	10.3%	995.8	17.7%
Net sales
Net sales for 2008 increased 50% to US$8.5 billion, compared with 2007. The increase is due — in part — to the consolidation of Grupo Imsa for the whole fiscal year of 2008 as compared to 2007, when the Company consolidated Grupo Imsa’s results for approximately four months, as it obtained control of Grupo Imsa on July 26, 2007. Excluding the effect of the consolidation of Grupo Imsa, net sales increased due to higher revenue per ton. Shipments of flat and long products were 7.5 million tons during 2008, an increase of 8% compared to shipment levels in 2007, mainly due to the consolidation of Grupo Imsa and higher shipment levels in the South and Central America Region. Revenue per ton shipped was US$1,087 in 2008, an increase of 38% when compared to 2007, mainly as a result of higher prices and the consolidation of Grupo Imsa’s higher value-added product mix.
During 2008 steel consumption in the North American market decreased 7% mainly due to the economic slowdown in the United States during the final months of the year. Evidence of the deepening economic deceleration in the United States is the revised GDP growth in the fourth quarter of 2008, which showed a contraction of 6% on an annual basis. Mexico fared somewhat better, showing a contraction of 5% in steel consumption during 2008. The entire NAFTA region suffered a reduction in steel consumption rates that not only reflects a decrease in actual demand from steel consuming sectors but also a significant de-stocking process in the steel value chain.

Conversely, the steel markets in Central and South America showed a 5% growth in apparent steel consumption during 2008, with every single national market showing positive growth. Countries neighboring Argentina, the natural export markets for Ternium in that geographic area, expanded at GDP growth rates of between 4% and 6% year-over-year. Nonetheless, Argentina, the main market for Ternium in South America, managed only to show a 1% growth in steel consumption, as the rapid expansion that occurred during the first nine months of the year was followed by a sharp contraction in the last quarter of 2008. The markets in Central and South America seemed to experience the effects of the global slowdown with some delay. Under these conditions, Ternium increased its shipments to the Region in 2008.

Tons (thousands)	2008	2007

SHIPMENTS
South & Central America	2,604.2	2,499.1
North America	3,666.1	3,034.9
Europe & Other	55.2	184.9

Total flat steel	6,325.5	5,718.9

South & Central America	302.5	132.8
North America	901.3	1,113.4
Europe & Other	13.3	15.0

Total long steel	1,217.2	1,261.2

Total flat and long sales	7,542.7	6,980.1

US$/Ton	2008	2007

REVENUE PER TONE
South & Central America	1,068	815
North America	1,171	847
Europe & Other	860	665

Total flat steel	1,126	827

South & Central America	907	527
North America	878	625
Europe & Other	669	457

Total long steel	883	613

Total flat and long sales	1,087	789

US$ (thousands)	2008	2007

NET SALES
South & Central America	2,782.5	2,037.0
North America	4,294.7	2,571.8
Europe & Other	47.5	123.0

Total flat steel	7,124.7	4,731.7

South & Central America	274.4	70.0
North America	791.8	696.0
Europe & Other	8.9	6.9

Total long steel	1,075.1	772.8

Total flat and long sales	8,199.8	5,504.5

Other products	265.1	128.8

Total net sales	8,464.9	5,633.4
Flat steel sales during 2008 totaled US$7.1 billion, an increase of 51% compared with 2007. Excluding the effect of the consolidation of Grupo Imsa, net sales increased mainly as a result of higher revenue per ton. Shipments of flat products totaled 6.3 million tons in 2008, an increase of 11% compared with 2007, mainly due to the consolidation of Grupo Imsa and higher shipments to the South and Central America Region, partially offset by lower shipments to the Europe and Other Region. Revenue per ton shipped increased 36% to US$1,126 in 2008 compared to 2007, mainly as a result of higher steel prices and the consolidation of Grupo Imsa’s higher value-added product mix.
Long steel sales were US$1.1 billion during 2008, an increase of 39% compared with 2007 mainly due to higher prices. Shipments of long products totaled 1.2 million tons in 2008, representing a 3% decrease versus 2007, as lower shipments to the North America Region were offset by higher shipments to the South and Central America Region. Revenue per ton shipped was US$883 in 2008, an increase of 44% compared with 2007.
Sales of other products totaled US$265.1 million during 2008, compared to US$128.8 million during 2007. The increase was driven by higher iron ore shipments and prices, as well as by higher pre-engineered metal building sales coming from the Grupo Imsa transaction.
Sales of flat and long products in the North America Region totaled US$5.1 billion in 2008, an increase of 56% versus 2007, mainly due to the effect of the consolidation of Grupo Imsa and higher prices. Shipments in the region totaled 4.6 million tons during 2008, or 10% higher than during 2007. Revenue per ton shipped was US$1,114 in 2008, an increase of 41% compared with 2007, as a result of higher steel prices and the consolidation of Grupo Imsa’s higher value-added product mix.
Flat and long product sales in the South and Central America Region were US$3.1 billion during 2008, an increase of 45% versus 2007. This increase was due to higher volumes and revenue per ton. Shipments to the region totaled 2.9 million tons during 2008, or 10% higher than in 2007. Revenue per ton shipped to the South and Central America Region was US$1,052 in 2008, an increase of 31% compared to 2007, mainly due to higher prices.

Cost of sales
Cost of sales was US$6.1 billion in 2008 compared to US$4.3 billion in 2007. Cost of sales increased as a result, in part, of the consolidation of Grupo Imsa, which increased Ternium’s production volume and cost per ton due to Grupo Imsa’s higher production cost structure and higher value-added product sales mix. The year-over-year cost of sales increase also related to higher costs for third party steel, raw materials, energy, freight, labor and services and the US$200.0 million write-down of Ternium’s inventory (which was primarily related to purchased slabs), partially offset by a reduction in the U.S. dollar value of inventories at the beginning of the year and purchased during the period (mainly as a result of the Mexican Peso’s 25% devaluation with respect to the U.S. dollar).
The consolidation of Grupo Imsa, which began on July 26, 2007, resulted in an increased volume of purchased slabs with a cost per ton significantly higher than Ternium’s average cost of slab production. Scrap and energy prices increased in Mexico while the price of zinc was lower in 2008 compared to the prior year. Iron ore and coal costs were higher during 2008 than they were in 2007, mainly as a result of higher annual contract prices of third party supplies and higher production costs at Ternium’s iron ore mines.
Selling, general and administrative (SG&A) expenses
SG&A expenses in 2008 were US$669.5 million, or 8% of net sales, compared with US$517.4 million, or 9% of net sales, in 2007. The increase in SG&A was due mainly to the consolidation of Grupo Imsa, which increased finished product freight due to the volume growth, generated higher amortization of intangibles and augmented other sundry SG&A categories. In addition, the operations in Argentina experienced higher taxes on checking accounts and export taxes.
Operating income and EBITDA10
Operating income in 2008 was US$1.7 billion, or 20% of net sales, compared with US$836.8 million, or 15% of net sales, in 2007. EBITDA in 2008 was US$2.1 billion, or 25% of net sales, compared to US$1.2 billion, or 21% of net sales, in 2007. The increase in Ternium’s EBITDA margin in 2008 as compared to 2007 was mainly the result of higher steel prices, partially offset by the consolidation of Grupo Imsa’s lower margins, as its steel processing business did not include steelmaking. Equity holders’ EBITDA in 2008 was 79% of EBITDA.
Net financial expenses
Net financial expenses were US$797.1 million in 2008, compared with US$130.0 million in 2007. During 2008, Ternium’s net interest expenses were US$103.9 million, an increase of US$12.4 million compared to 2007 due to higher indebtedness as a result of the Grupo Imsa transaction in July 2007, partially compensated by lower interest rates.
Net foreign exchange result was a loss of US$632.7 million in 2008, compared to a loss of US$18.4 million in 2007. The result in 2008 was primarily due to the impact of the Mexican Peso’s 25% devaluation with respect to the U.S. dollar on Ternium’s Mexican subsidiary’s U.S. dollar-denominated debt. This result is non-cash when measured in US dollars and is offset by changes in Ternium’s net equity position in the currency translation adjustments line, as the value of Ternium Mexico’s U.S. dollar-denominated debt is not altered by the Mexican Peso fluctuation when stated in U.S. dollars in the Company’s consolidated financial statements. In accordance with IFRS, Ternium Mexico prepares its financial statements in Mexican Pesos and registers foreign exchange results on its net non-Mexican Pesos positions when the Mexican Peso revaluates or devaluates with respect to other currencies.

[10]	EBITDA in 2008 is calculated as operating income (US$1.7 billion) plus depreciations and amortizations (US$413.5 million).

Fair value of derivatives result was a loss of US$32.5 million in 2008, compared to a gain of US$2.5 million in 2007, related to certain derivative instruments entered into by Ternium mainly to mitigate the effect of interest rate and foreign exchange fluctuations.
Income tax expense
Income tax expense in 2008 was US$259.0 million or 29% of income before income tax, discontinued operations and minority interest, compared with US$291.3 million, or 41% of income before income tax, discontinued operations and minority interest, in 2007. The income tax expense in 2008 included a non-recurring gain of US$96.3 million on account of Hylsa’s reversal of deferred statutory profit sharing, which reduced the effective tax rate for the year.
Net result of discontinued operations
Net result of discontinued operations in 2008 was a gain of US$157.1 million, comprising an after-tax gain of US$97.5 million from the sale of certain non-core U.S. assets during the first quarter of 2008 and an after-tax gain of US$59.6 million related to Sidor11. In 2007, the net result of discontinued operations was a gain of US$579.9 million, mainly related to Sidor.
Ternium recorded Sidor’s results as “income from discontinued operations.”12 The accounting of “income from discontinued operations” for both the non-core U.S. assets sold in the first quarter of 2008 and Sidor was also reflected in 2007 for comparative purposes.
Income attributable to minority interest
Income attributable to minority interest in 2008 was US$159.7 million, compared to US$211.3 million in 2007, mainly as a result of a lower income attributable to minority interest in Sidor.
Liquidity and financial resources
Ternium’s financing strategy is to maintain adequate financial resources in hand and access to additional liquidity to achieve its objective of maximizing financial flexibility at a reasonable cost. In 2008, Ternium completed the integration of Grupo Imsa, which came under the Company’s control in July 26, 2007. There were no new acquisitions carried out in 2008, with capital expenditures limited to brown-field projects. Ternium only accessed the capital markets to obtain short-term bank financing for working capital purposes, relying largely on cash flow from operations and proceeds from the sale of non-core assets as its principal sources of funding during the year.
Ternium holds money market investments and variable rate or fixed rate securities from investment grade issuers. Ternium concentrates cash in major financial centers, mainly New York. Ternium holds cash primarily in U.S. dollars and limit its holdings of other currencies to the minimum required to fund its cash operating needs. Liquid financial assets as a whole represented 10.8% of its total assets at the end of 2008 or US$1.2 billion.
Given the global economic slowdown and the negative effects that the downturn is having in the steel industry, Ternium launched several initiatives to cope with the current crisis and boost its liquidity. Among them, the main ones are: a re-assessment and rescheduling of capital expenditures that reduced our budget for 2009 to US$230 million; a program to reduce working capital; a significant reduction in head-count, largely in outsourced personnel, and a comprehensive program for the rationalization of costs and expenses.

[11]	For additional information, see note 29 (Discontinued operations) to the Company’s consolidated financial statements included elsewhere in this Annual Report.

[12]
For a description of the events in Venezuela relating to the Sidor nationalization process, see note 29 (Discontinued operations) to the Company’s consolidated financial statements included elsewhere in this Annual Report.

Historical cash flows
Operating activities
Net cash provided by continuing operations was US$517.5 million in 2008, lower than the US$936.4 million reported in 2007, mainly due to a working capital increase of US$1.1 billion, partially offset by increased operating income in 2008. Working capital was higher in 2008 than in 2007 mainly as a result of a US$821.7 million increase in inventories and a US$212.6 million decrease in accounts payable mainly due to a reduction in the volume of slab and raw material purchases during the second half of 2008. Inventories increased during the first nine months of 2008 as a result of higher costs due to higher input prices as well as higher volume of finished goods, goods in process and raw materials. This upward trend in volume reversed during the fourth quarter 2008, with a substantial reduction in inventories of finished goods, goods in process and raw materials as a result of declining demand.

	2008	2007
Net cash provided by operating activities	517.5	936.4

Acquisition of business	—	(1,538.8)
Income tax credit paid on business acquisition	—	(297.7)
Capital expenditures	(587.9)	(344.3)
Proceeds from sale of discontinued operations	718.6	—
Discontinued operations	242.4	419.3
Other investing activities, net	(22.6)	(40.8)
Net cash provided by/ used in investing activities	350.5	(1,802.3)

Net cash provided by (used in) financing activities	(752.9)	1,359.0

Increase /(decrease) in cash and cash equivalents	115.1	493.1

Effect of exchange rate changes	(17.5)	(0.3)

Cash and cash equivalents at January 1	1,125.8	632.9
Cash and cash equivalents from discountinued operations at March 31, 2008	-157.9	—
Cash and cash equivalents at December 31	1,065.6	1,125.8
Investing activities
Net cash provided by investing activities during 2008 was US$ 350.5 million, compared to net cash used in investing activities of US$ 1.8 billion in 2007. Net cash provided by investing activities in 2008 consisted mainly of US$ 718.6 million of proceeds from the sale of certain non-core U.S. assets, which had been acquired as part of the Grupo Imsa transaction, and US$ 242.4 million of cash from discontinued operations, mainly coming from Sidor, less US$ 587.9 million disbursed for capital expenditures. Net cash used in investing activities in 2007 was mainly comprised of US$ 344.3 million disbursed for capital expenditures plus US$ 1.8 billion related to the Grupo Imsa transaction, less US$ 419.3 million of proceeds from discontinued operations, mainly from Sidor.
Capital expenditures disbursed in 2008 included the following main investments:
•	Mexico: the expansion of the flat steel shop in Monterrey, the upgrading of one hot strip mill and the upgrading of one cold rolled mill.

•	Argentina: the relining of one blast furnace and the revamping and expansion of the coking facilities.
Ternium’s capital expenditures disbursed in 2007 included the following investments:
•	Mexico: the upgrading of the hot strip mills and a cold rolled mill.

•	Argentina: the relining of a blast furnace, the revamping and expansion of the coking facilities and the construction of a new bag house for the steel shop.

Financing activities
Net cash used by financing activities in 2008 was US$ 752.9 million, compared to net cash provided by financing activities of US$ 1.4 billion in 2007. Proceeds from borrowings during 2008 amounted to US$ 519.8 million, mainly short-tem debt used for working capital needs. Repayments of borrowings in 2008 reached US$ 1.2 billion related to maturities of long-term debt and prepayments on bank facilities associated with the Grupo Imsa transaction. The Company paid dividends of US$ 100.2 million in 2008. Proceeds from borrowings during 2007 were US$ 4.1 billion, mainly related to the Grupo Imsa transaction. A majority of this debt is held by Ternium’s Mexican subsidiaries. Repayment of borrowings in 2007 was US$ 2.6 billion, related to the refinancing of most of Ternium’s Mexican subsidiaries’ outstanding debt and to debt payments upon maturity. The Company paid dividends of US$ 100.2 million in 2007.
Principal sources of funding
Funding policy
Ternium’s policy is to maintain a high degree of flexibility in operating and investment activities by maintaining adequate liquidity levels and ensuring access to readily available sources of financing. Most of Ternium’s financing is conducted in U.S. dollars. Ternium selects the type of facility, associated rate and term after considering the intended use of proceeds.
Financial liabilities
Ternium’s borrowings as of December 31, 2008, consisted mainly of different bank loans and facilities. Outstanding financial debt amounted to US$ 3.3 billion at year end, compared with US$ 4.1 billion as of December 31, 2007, a decrease of US$ 0.8 billion, largely resulting from the application of the proceeds from the sale of certain non-core U.S. assets completed in February 2008 to the prepayment of bank debt. Ternium’s net debt position (borrowings less cash and cash equivalents and other current investments) decreased by US$ 0.8 billion during 2008 to US$ 2.1 billion as of December 31, 2008, compared to net debt of US$ 2.9 billion as of December 31, 2007. We believe that available cash and marketable securities and funds from operations will be sufficient to finance our operations. We have not negotiated additional credit facilities.
The U.S. dollar-denominated portion of Ternium’s outstanding financial debt is 98%. For 2008, the average interest rate, which incorporates instruments denominated in various currencies, was 2.79%. Ternium has in place a variety of interest rate derivatives to mitigate interest rate fluctuations as most of its long-term borrowings outstanding as of December 31, 2008, were Libor-based variable rates. For additional information on the amounts, tenor and main characteristics of these instruments, please see note 25 (Derivative financial instruments) to the Company’s consolidated financial statements included elsewhere in this Annual Report.

TERNIUM S.A.
CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2008 and 2007 and
for the years ended December 31, 2008, 2007 and 2006
46a, Avenue John F. Kennedy, 2nd floor
L – 1855
R.C.S. Luxembourg : B 98 668

TERNIUM S.A.
Index to financial statements
Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of
Ternium S.A.:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of changes in shareholders’ equity present fairly, in all material respects, the financial position of Ternium S.A. and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
We draw attention to Note 29 to the financial statements which describes the uncertainty related to the amount of the compensation to be received by Ternium in connection with the nationalization process of Sidor C.A. Our opinion is not qualified in respect of this matter.
Buenos Aires, Argentina
February 24, 2009
PRICE WATERHOUSE & CO. S.R.L.

By	(Partner)

Marcelo D. Pfaff

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2008 and 2007 and
for the years ended December 31, 2008, 2007 and 2006
(All amounts in USD thousands)
CONSOLIDATED INCOME STATEMENTS

			Year ended December 31,
	Notes		2008	2007	2006
Continuing operations
Net sales	30		8,464,885	5,633,366	4,484,918
Cost of sales	6 & 30		(6,128,027)	(4,287,671)	(3,107,629)

Gross profit			2,336,858	1,345,695	1,377,289

Selling, general and administrative expenses	7		(669,473)	(517,433)	(370,727)
Other operating income (expenses), net	9		8,662	8,514	(4,739)

Operating income			1,676,047	836,776	1,001,823

Interest expense	30 &31		(136,111)	(133,109)	(96,814)
Interest income	30		32,178	41,613	33,903
Other financial expenses, net	10		(693,192)	(38,498)	(40,432)

Equity in earnings of associated companies	14		1,851	434	671

Income before income tax expense			880,773	707,216	899,151

Income tax (expense) benefit
Current and deferred income tax expense	11		(258,969)	(291,345)	(353,044)
Reversal of deferred statutory profit sharing	4	(n)	96,265	—	—

Income from continuing operations			718,069	415,871	546,107

Discontinued operations
Income from discontinued operations	29		157,095	579,925	444,468

Net income for the year			875,164	995,796	990,575

Attributable to:
Equity holders of the Company	28		715,418	784,490	795,424
Minority interest			159,746	211,306	195,151

			875,164	995,796	990,575

Weighted average number of shares outstanding	28		2,004,743,442	2,004,743,442	1,936,833,060
Basic earnings per share for profit attributable to the equity holders of the Company (expressed in USD per share)			0.36	0.39	0.41
Diluted earnings per share for profit attributable to the equity holders of the Company (expressed in USD per share)			0.36	0.39	0.41
The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2008 and 2007 and
for the years ended December 31, 2008, 2007 and 2006
(All amounts in USD thousands)
CONSOLIDATED BALANCE SHEETS

	Notes	December 31, 2008		December 31, 2007
ASSETS
Non-current assets
Property, plant and equipment, net	12	4,212,313		6,776,630
Intangible assets, net	13	1,136,367		1,449,320
Investments in associated companies	14	5,585		44,042
Other investments, net	15 & 30	16,948		14,815
Deferred tax assets	23	—		31,793
Receivables, net	16 & 30	120,195	5,491,408	236,523	8,553,123

Current assets
Receivables	17 & 30	248,991		405,031
Derivative financial instruments	25	1,516		577
Inventories, net	6 & 18	1,826,547		1,904,489
Trade receivables, net	19 & 30	622,992		825,553
Available for sale assets – discontinued operations	29	1,318,900		—
Other investments	20	90,008		65,337
Cash and cash equivalents	20	1,065,552	5,174,506	1,125,830	4,326,817

Non-current assets classified as held for sale	29		5,333		769,142

			5,179,839		5,095,959

Total assets			10,671,247		13,649,082

EQUITY
Capital and reserves attributable to the company’s equity holders			4,597,370		4,452,680

Minority interest			964,094		1,805,243

Total equity			5,561,464		6,257,923

LIABILITIES
Non-current liabilities
Provisions	21	24,400		57,345
Deferred income tax	23	810,160		1,327,768
Other liabilities	24	148,690		333,674
Trade payables	30	—		6,690
Derivative financial instruments	25	65,847		—
Borrowings	26	2,325,867	3,374,964	3,676,072	5,401,549

Current liabilities
Current tax liabilities		194,075		179,678
Other liabilities	24 & 30	103,376		180,974
Trade payables	30	438,711		995,663
Derivative financial instruments	25	57,197		13,293
Borrowings	26	941,460	1,734,819	406,239	1,775,847

Liabilities directly associated with non-current assets classified as held for sale	29		—		213,763

			1,734,819		1,989,610

Total liabilities			5,109,783		7,391,159

Total equity and liabilities			10,671,247		13,649,082

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2008 and 2007 and
for the years ended December 31, 2008, 2007 and 2006
(All amounts in USD thousands)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Attributable to the Company’s equity holders (1)
		Initial
		public	Revaluation	Capital	Currency
	Capital	offering	and other	stock issue	translation	Retained		Minority	Total
	stock (2)	expenses	reserves	discount (3)	adjustment	earnings	Total	interest	Equity

Balance at January 1, 2008	2,004,743	(23,295)	1,946,963	(2,324,866)	(110,739)	2,959,874	4,452,680	1,805,243	6,257,923

Currency translation adjustment (4)					(417,746)		(417,746)	(85,250)	(502,996)
Net income for the year						715,418	715,418	159,746	875,164
Change in fair value of cash flow hedge (net of taxes)			(52,745)				(52,745)	(6,708)	(59,453)

Total recognized income for the year			(52,745)		(417,746)	715,418	244,927	67,788	312,715

Reversal of revaluation reserves related to discontinued operations (5)			(91,696)			91,696
Dividends paid in cash and other distributions			(100,237)				(100,237)		(100,237)
Dividends paid in cash and other distributions by subsidiary companies								(19,595)	(19,595)
Minority interest in discontinued operations								(889,342)	(889,342)

Balance at December 31, 2008	2,004,743	(23,295)	1,702,285	(2,324,866)	(528,485)	3,766,988	4,597,370	964,094	5,561,464

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 27 (iv).

(2)	At December 31, 2008, the Capital Stock adds up to 2,004,743,442 shares with a nominal value of USD1 each.

(3)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(4)
Includes an increase of USD 121.9 million corresponding to the currency translation adjustment from discontinued operations attributable to the Company’s equity holders and of USD 29.6 million attributable to the Minority interest.

(5)
Corresponds to the reversal of the revaluation reserve recorded in fiscal year 2005, representing the excess of fair value over the book value of Ternium’s pre-acquisition interest in the net assets of Sidor.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 27 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2008 and 2007 and
for the years ended December 31, 2008, 2007 and 2006
(All amounts in USD thousands)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

	Attributable to the Company’s equity holders (1)
		Initial
		public	Revaluation	Capital	Currency
	Capital	offering	and other	stock issue	translation	Retained		Minority	Total
	stock (2)	expenses	reserves	discount (3)	adjustment	earnings	Total	interest	Equity

Balance at January 1, 2007	2,004,743	(23,295)	2,047,200	(2,324,866)	(121,608)	2,175,384	3,757,558	1,626,119	5,383,677

Currency translation adjustment					10,869		10,869	(13,152)	(2,283)
Net income for the year						784,490	784,490	211,306	995,796

Total recognized income for the year					10,869	784,490	795,359	198,154	993,513

Dividends paid in cash and other distributions			(100,237)				(100,237)		(100,237)
Dividends paid in cash and other distributions by subsidiary companies								(20,000)	(20,000)
Acquisition of business (see Note 3)								(195)	(195)
Contributions from minority shareholders in consolidated subsidiaries								1,165	1,165

Balance at December 31, 2007	2,004,743	(23,295)	1,946,963	(2,324,866)	(110,739)	2,959,874	4,452,680	1,805,243	6,257,923

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 27 (iv).

(2)	At December 31, 2008, the Capital Stock adds up to 2,004,743,442 shares with a nominal value of USD1 each.

(3)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 27 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2008 and 2007 and
for the years ended December 31, 2008, 2007 and 2006
(All amounts in USD thousands)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (CONTINUED)

	Attributable to the Company’s equity holders (1)
		Initial
		public	Revaluation	Capital	Currency
	Capital	offering	and other	stock issue	translation	Retained		Minority	Total
	stock (2)	expenses	reserves	discount (3)	adjustment	earnings	Total	interest	Equity

Balance at January 1, 2006	1,396,551	(5,456)	1,462,138	(2,298,048)	(92,691)	1,379,960	1,842,454	1,633,881	3,476,335

Currency translation adjustment					(28,917)		(28,917)	(6,479)	(35,396)
Net income for the year						795,424	795,424	195,151	990,575

Total recognized income for the year					(28,917)	795,424	766,507	188,672	955,179

Dividends paid in cash and other distributions by subsidiary companies								(27,175)	(27,175)
Acquisition of business (see Note 3)			(32,429)				(32,429)	(122,261)	(154,690)
Contributions from shareholders (see Note 1)	33,801		43,100	(26,818)			50,083	(46,998)	3,085
Conversion of Subordinated Convertible Loans (see Note 1)	302,962		302,962				605,924		605,924
Initial Public Offering (see Note 1)	271,429	(17,839)	271,429				525,019		525,019

Balance at December 31, 2006	2,004,743	(23,295)	2,047,200	(2,324,866)	(121,608)	2,175,384	3,757,558	1,626,119	5,383,677

(1)	Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 27 (iv).

(2)	At December 31, 2008, the Capital Stock adds up to 2,004,743,442 shares with a nominal value of USD1 each.

(3)	Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.
Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 27 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2008 and 2007 and
for the years ended December 31, 2008, 2007 and 2006
(All amounts in USD thousands)
CONSOLIDATED CASH FLOW STATEMENTS

			Year ended December 31,
	Notes		2008	2007	2006
Cash flows from operating activities
Income from continuing operations			718,069	415,871	546,107
Adjustments for:
Depreciation and amortization	12&13		413,541	355,271	251,371
Income tax accruals less payments	31		(88,511)	(51,471)	72,613
Derecognition of property, plant and equipment	9	(iii)	—	—	13,130
Changes to pension plan	24		—	—	46,947
Equity in earnings of associated companies	14		(1,851)	(434)	(671)
Interest accruals less payments	31		(84,151)	87,580	2,237
Changes in provisions			2,358	2,995	2,770
Changes in working capital	31		(1,071,472)	97,728	(156,707)
Net foreign exchange losses (gains) and others			629,530	28,878	(23,789)

Net cash provided by operating activities			517,513	936,418	754,008

Cash flows from investing activities
Capital expenditures	12&13		(587,904)	(344,293)	(314,863)
Changes in trust funds			—	—	5,185
Acquisition of business:
Purchase consideration	3		—	(1,728,869)	(210,548)
Cash acquired	3		—	190,087	—
Income tax credit paid on business acquisition	3		—	(297,700)	—
Increase in other investments			(24,674)	(65,337)	—
Investments in associated companies			—	—	(2,598)
Proceeds from the sale of property, plant and equipment			2,103	24,490	2,787
Proceeds from the sale of discontinued operations	29	(i)	718,635	—	—
Discontinued operations	29	(iv)	242,370	419,305	326,904

Net cash provided by (used in) investing activities			350,530	(1,802,317)	(193,133)

Cash flows from financing activities
Dividends paid in cash and other distributions to company’s shareholders			(100,237)	(100,237)	—
Dividends paid in cash and other distributions by subsidiary companies			(19,595)	(20,000)	(27,175)
Net proceeds from Initial Public Offering			—	—	525,019
Contributions from shareholders			—	—	3,085
Contributions from minority shareholders in consolidated subsidiaries			—	1,165	—
Proceeds from borrowings			519,809	4,052,745	109,144
Repayments of borrowings			(1,152,886)	(2,574,627)	(1,292,548)

Net cash (used in) provided by financing activities			(752,909)	1,359,046	(682,475)

Increase (Decrease) in cash and cash equivalents			115,134	493,147	(121,600)

Movement in cash and cash equivalents
At January 1,(1)			1,125,830	632,941	754,856
Effect of exchange rate changes			(17,518)	(258)	(315)
Increase (Decrease) in cash and cash equivalents			115,134	493,147	(121,600)
Cash & cash equivalents of discontinued operations at March 31, 2008			(157,894)	—	—

Cash and cash equivalents at December 31,	20		1,065,552	1,125,830	632,941

Non-cash transactions
Conversion of debt instruments into shares			—	—	605,924

(1)	In addition, the Company had restricted cash for USD 10,350 at December 31, 2006.
The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated financial statements
as of December 31, 2008 and 2007 and
for the years ended December 31, 2008, 2007 and 2006
(All amounts in USD thousands)

TERNIUM S.A.
Notes to the Consolidated Financial Statements
1 Business of the Company, Initial Public Offering and corporate reorganization
Ternium S.A. (the “Company” or “Ternium”), a Luxembourg Corporation (Societé Anonyme), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies.
Near the end of 2004, Ternium was acquired by its ultimate parent company San Faustín N.V. (“San Faustín”), a Netherlands Antilles company, to serve as a vehicle in the restructuring of San Faustín’s investments in the flat and long steel manufacturing and distribution business. This restructuring was carried out by means of a corporate reorganization through which Ternium was assigned the equity interests previously held by San Faustín and its subsidiaries in various flat and long steel manufacturing and distributing companies (the “Corporate Reorganization”). The Corporate Reorganization took place in fiscal year 2005. Until that date, Ternium was a dormant company.
On January 11, 2006, the Company successfully completed its registration process with the United States Securities and Exchange Commission (“SEC”) and announced the commencement of its offer to sell 24,844,720 American Depositary Shares (“ADS”) representing 248,447,200 shares of common stock through Citigroup Global Markets Inc., Deutsche Bank Securities Inc., JP Morgan Securities Inc., Morgan Stanley & Co. Incorporated, BNP Paribas Securities Corp., Caylon Securities (USA) Inc. and Bayerische Hypo-und Vereinsbank AG (collectively, the “Underwriters” and the offering thereunder, the “Initial Public Offering”). The Company’s Initial Public Offering was priced at USD20 per ADS. The gross proceeds from the Initial Public Offering totaled USD 496.9 million and have been used to fully repay Tranche A of the Ternium Credit Facility, after deducting related expenses.
Ternium’s ADSs began trading on the New York Stock Exchange under the symbol “TX” on February 1, 2006. The Company’s Initial Public Offering was settled on February 6, 2006.
Also, the Company granted the Underwriters an option, exercisable for 30 days from January 31, 2006, to purchase up to 3,726,708 additional ADSs at the public offering price of USD20 per ADS less an underwriting discount of USD0.55 per ADS. On February 23, 2006 the Underwriters exercised partially this over-allotment option granted by the Company. In connection with this option, on March 1, 2006, the Company issued 22,981,360 new shares. The gross proceeds from this transaction totaled USD46.0 million.
In addition, during 2005, the Company entered into the Subordinated Convertible Loan Agreements for a total aggregate amount of USD594 million to fund the acquisition of Hylsamex S.A. de C.V. (“Hylsamex”). As per the provisions contained in the Subordinated Convertible Loan Agreements, the Subordinated Convertible Loans would be converted into shares of the Company upon delivery of Ternium’s ADSs to the Underwriters. On February 6, 2006, the Subordinated Convertible Loans (including interest accrued through January 31, 2006) were converted into shares at a conversion price of USD 2 per share, resulting in the issuance of 302,962,261 new shares on February 9, 2006.
Furthermore, in November 2005, Siderúrgica del Turbio Sidetur S.A. (“Sidetur”), a subsidiary of Siderúrgica Venezolana Sivensa S.A. (“Sivensa”), exchanged with Inversora Siderúrgica Limited (“ISL”, a wholly-owned subsidiary of Ternium’s majority shareholder) its 3.42% equity interest in Consorcio Siderurgia Amazonia Ltd. (“Amazonia”) and USD 3.1 million in cash for shares of the Company. On February 9, 2006, ISL contributed all of its assets and liabilities (including its interest in Amazonia) to the Company in exchange for 959,482,775 newly issued shares of the Company after the settlement of the Initial Public Offering. The increase in equity resulting from this transaction is reflected under “Contributions from shareholders” line item in the Statement of changes in shareholders’ equity and amounts to USD 50.1 million.
After the completion of the Initial Public Offering, the conversion of the Subordinated Convertible Loans, the exercise of the option granted to the Underwriters and the consummation of the transactions contemplated in the Corporate Reorganization agreement, 2,004,743,442 shares (including shares in the form of ADSs) were outstanding.
2 Basis of presentation
These consolidated financial statements have been prepared in accordance with those IFRS standards and IFRIC interpretations issued and effective or issued and early adopted as at the time of preparing these statements (February 2009), as issued by the International Accounting Standards Board. These consolidated financial statements are presented in thousands of United States dollars (“USD”).
As mentioned in Note 1, Ternium was assigned the equity interests previously held by San Faustín and its subsidiaries in various flat and long steel manufacturing and distributing companies. As these transactions were carried out among entities under common control, the assets and liabilities contributed to the Company have been accounted for at the relevant predecessor’s cost, reflecting the carrying amount of such assets and liabilities. Accordingly, the consolidated financial statements include the financial statements of the above-mentioned companies on a combined basis at historical book values on a carryover basis as though the contribution had taken place on January 1, 2003, (the transition date to IFRS) and no adjustment has been made to reflect fair values at the time of the contribution.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
2 Basis of presentation (continued)
Detailed below are the companies whose financial statements have been included in these consolidated financial statements.

			Percentage of ownership at
	Country of		December 31,
Company	Organization	Main activity	2008	2007	2006

Ternium S.A.	Luxembourg	Holding of investments in flat and long steel manufacturing and distributing companies	100.00%	100.00%	100.00%

Hylsamex S.A. de C.V. (1)	Mexico	Holding company	—	88.23%	88.22%

Siderar S.A.I.C.	Argentina	Manufacturing and selling of flat steel products	60.93%	60.93%	60.93%

Sidor C.A. (2)	Venezuela	Manufacturing and selling of steel products	—	56.38%	56.38%

Ternium Internacional S.A.	Uruguay	Holding company and marketing of steel products	100.00%	100.00%	100.00%

Ylopa — Servicos de Consultadoria Lda. (3)	Portugal	Participation in the debt restructuring process of Amazonia and Sidor C.A.	94.38%	95.66%	95.66%

Consorcio Siderurgia Amazonia S.L.U. (formerly Consorcio Siderurgia Amazonia Ltd.) (4)	Spain	Holding of investments in Venezuelan steel companies	94.38%	94.38%	94.38%

Fasnet International S.A.	Panama	Holding company	100.00%	100.00%	100.00%

Alvory S.A.	Uruguay	Holding of investment in procurement services companies	100.00%	100.00%	100.00%

Comesi San Luis S.A.I.C. (5)	Argentina	Production of cold or hot rold prepainted, formed and skelped steel sheets	—	61.32%	61.32%

Impeco S.A. (6)	Argentina	Manufacturing of pipe products	60.96%	60.93%	60.93%

Inversiones Basilea S.A. (6)	Chile	Purchase and sale of real estate and other	60.93%	60.93%	60.93%

Prosid Investments S.C.A.(6)	Uruguay	Holding company	60.93%	60.93%	60.93%

Ternium Internacional España S.L.U. (7)	Spain	Marketing of steel products	100.00%	100.00%	100.00%

Ternium International Ecuador S.A. (8)	Ecuador	Marketing of steel products	100.00%	100.00%	100.00%

Ternium International USA Corporation (8)	USA	Marketing of steel products	100.00%	100.00%	100.00%

Ternium Internationaal B.V. (8)	Netherlands	Marketing of steel products	100.00%	100.00%	100.00%

Ternium Internacional Perú S.A.C. (8)	Peru	Marketing of steel products	100.00%	100.00%	100.00%

Ternium International Inc.	Panama	Marketing of steel products	100.00%	100.00%	100.00%

Hylsa S.A. de C.V. (9)	Mexico	Manufacturing and selling of steel products	88.71%	88.23%	88.22%

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
2 Basis of presentation (continued)

			Percentage of ownership at
	Country of		December 31,
Company	Organization	Main activity	2008	2007	2006

Ferropak Comercial S.A. de C.V. (9)	Mexico	Scrap company	88.71%	88.23%	88.22%

Ferropak Servicios S.A. de C.V. (9)	Mexico	Services	88.71%	88.23%	88.22%

Galvacer America Inc (9)	USA	Distributing company	88.71%	88.23%	88.22%

Galvamet America Corp (9)	USA	Manufacturing and selling of insulates panel products	88.71%	88.23%	88.22%

Transamerica E. & I. Trading Corp (9)	USA	Scrap company	88.71%	88.23%	88.22%

Galvatubing Inc. (9)	USA	Manufacturing and selling of pipe products	88.71%	88.23%	88.22%

Las Encinas S.A. de C.V. (9)	Mexico	Exploration, explotation and pelletizing of iron ore	88.71%	88.23%	88.22%

Técnica Industrial S.A. de C.V. (9)	Mexico	Services	88.71%	88.23%	88.22%

Consorcio Minero Benito Juarez Peña Colorada S.A.de C.V. (10)	Mexico	Exploration, explotation and pelletizing of iron ore	44.36%	44.12%	44.11%

Peña Colorada Servicios S.A. de C.V. (10)	Mexico	Services	44.36%	44.12%	44.11%

Ternium Treasury Services S.A.	Uruguay	Financial Services	100.00%	100.00%	—

Ternium Treasury Services B.V	Holanda	Financial Services	100.00%	100.00%	—

Servicios Integrales Nova de Monterrey S.A. de C.V. (11)	Mexico	Medical and Social Services	66.09%	65.73%	—

Ternium Mexico S.A. de C.V. (formerly Grupo Imsa S.A.B. de C.V.)	Mexico	Holding company	88.71%	100.00%	—

Imsa Acero S.A. de C.V. (12)	Mexico	Holding company	88.71%	100.00%	—

Enermex S.A. de C.V. (12)	Mexico	Holding company	88.71%	100.00%	—

Sefimsa S.A. de C.V. (12)	Mexico	Financial Services	88.71%	100.00%	—

Ecore Holding S. de R.L. de C.V. (12)	Mexico	Holding company	88.71%	100.00%	—

Neotec L.L.C. (12)	USA	Holding company	88.71%	100.00%	—

Treasury Services L.L.C. (12)	USA	Financial Services	88.71%	100.00%	—

APM, S.A. de C.V. (12)	Mexico	Manufacturing and selling of steel products	88.71%	100.00%	—

Acedor, S.A. de C.V. (12)	Mexico	Holding company	88.71%	100.00%	—

Empresas Stabilit S.A. de C.V. (12)	Mexico	Holding company	88.71%	100.00%	—

Acerus S.A. de C.V. (12)	Mexico	Manufacturing and selling of steel products	88.71%	100.00%	—

Imsa Monclova S.A. de C.V. (12)	Mexico	Services	88.71%	100.00%	—

Imsamex Ecuador S.A. (12)	Ecuador	Marketing of steel products	88.71%	100.00%	—

Industrias Monterrey S.A. (12)	Guatemala	Manufacturing and selling of steel products	88.71%	100.00%	—

Corporativo Grupo Imsa S.A. de C.V. (12)	Mexico	Services	88.71%	100.00%	—

Industrias Monterrey S.A. de C.V. (12)	Mexico	Manufacturing and selling of steel products	88.71%	100.00%	—

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
2 Basis of presentation (continued)

			Percentage of ownership at
	Country of		December 31,
Company	Organization	Main activity	2008	2007	2006

Ternium USA Inc. (formerly Imsa Holding Inc.) (12)	USA	Holding company	88.71%	100.00%	—

Industria Galvanizadora S.A. (12)	Guatemala	Manufacturing and selling of steel products	88.71%	100.00%	—

Imsa Americas Inc. (12)	USA	Marketing of steel products	88.71%	100.00%	—

Imsa Caribbean Inc. (12)	Puerto Rico	Manufacturing and selling of steel products	88.71%	100.00%	—

Ternium Internacional de Colombia S.A. (formerly Imsa Colombia S.A.)	Colombia	Marketing of steel products	100.00%	100.00%	—

Imsa Andina S.A. (12)	Peru	Marketing of steel products	88.71%	100.00%	—

Multypanel de América S.A. (12)	Costa Rica	Manufacturing and selling of insulates panel products	88.71%	100.00%	—

Industria Galvanizadora S.A. (12)	Nicaragua	Manufacturing and selling of steel products	88.09%	99,30%	—

Industria Galvanizadora de Honduras S.A. de C.V. (12)	Honduras	Manufacturing and selling of steel products	88.00%	99.20%	—

Ternium Internacional El Salvador, S.A. de C.V. (formerly Industria Galvanizadora S.A. de C.V.) (12)	El Salvador	Manufacturing and selling of steel products	88.65%	99.93%	—

Industrias Monterrey S.A. (12)	Costa Rica	Manufacturing and selling of steel products	88.71%	100.00%	—

Dirken Company S.A. (13)	Uruguay	Holding Company	100.00%	—	—

Secor- Servicios Corporativos S.A. (14)	Venezuela	Holding Company	93.44%	—	—

Ternium Brasil S.A. (14)	Brazil	Holding Company	100.00%	—	—

(1)	Effective April1, 2008 it was merged with and into Ternium México S.A. de C.V.

(2)	See Note 29 (ii).

(3)	Directly (85.62%) and indirectly through Prosid Investments S.C.A. (8.76%). Total voting rights held: 100.00%.

(4)	Indirectly through Ylopa – Servicos de Consultadoría Lda.. Total voting rights held: 100.00%. As of April 25, 2008, this subsidiary was relocated into Spain (formerly Cayman Islands)

(5)	As of December, 2008 it was merged with and into Impeco S.A.

(6)	Indirectly through Siderar S.A.I.C. Total voting rights held 100.00%.

(7)	Indirectly through Dirken Company S.A. Total voting rights held 100.00%

(8)	Indirectly through Ternium Internacional S.A. Total voting rights held 100.00%

(9)	Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 99.92%.

(10)	Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 50.00%. Consolidated under the proportionate consolidation method (see Note 2 (ii))

(11)	Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 74.44%.

(12)
Indirectly through Ternium Mexico S.A. de C.V. (see Note 3 (a)). Effective April 1, 2008 Siderar exchanged all of its shares in Hylsamex for shares in Ternium Mexico S.A. de C.V., thus reducing Ternium’s indirect participation in all of Ternium Mexico’s subsidiaries.

(13)	Incorporated during 2008, as a result of a spin off of Ternium Internacional S.A.

(14)	Incorporated during 2008.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
2 Basis of presentation (continued)
Elimination of all material intercompany transactions and balances between the Company and their respective subsidiaries have been made in consolidation.
The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.
Certain comparative amounts have been reclassified to conform to changes in presentation in the current period. The most significant modifications to comparative information are described below:
(i) In fiscal year 2007, Ternium presented cash flows from disposal groups and discontinued operations based on their nature as either cash flows from operating, investing or financing activities. In 2008 net cash flows from disposal groups and discontinued operations have been disclosed within cash flows from investing activities.

	As originally	Current period
Caption	presented	presentation

Cash flows from operating activities	6,535	—
Cash flows from investing activities	(10,435)	(3,900)
Cash flows from financing activities	—	—
(ii) Until December 31, 2007, Ternium’s investment in Consorcio Minero Benito Juarez Peña Colorada S.A. de C.V. and Peña Colorada Servicios S.A. de C.V. was presented following the consolidation method prescribed by IAS 27. Beginning in December 31, 2008, the Company began accounting for its investments in these companies under the proportionate consolidation method described by IAS 31, the effect of such modification being immaterial. Changes in the most relevant figures are detailed below:

	Year ended December 31, 2006		Year ended December 31, 2007
		Current		Current
	As originally	period	As originally	period
Caption	presented	presentation	presented	presentation

Total assets	8,770,539	8,658,254	13,767,310	13,649,082
Total liabilities	3,283,398	3,274,576	7,400,420	7,391,159
Minority interest	1,729,583	1,626,119	1,914,210	1,805,243
Operating income	1,003,807	1,001,823	849,030	836,776
Cash flows from operating activities	761,338	754,008	939,901	936,418
Cash flows from investing activities	(200,526)	(193,133)	(1,805,650)	(1,802,317)
Cash flows from financing activities	(682,475)	(682,475)	1,359,046	1,359,046
The preparation of financial statements requires management to make estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the balance sheet dates, and the reported amounts of revenues and expenses during the reporting periods. The most critical estimates made by management in these financial statements are those related to impairment tests of Property, plant and equipment, Goodwill and other assets, valuation allowances for inventories and other provisions. Actual results may differ from these estimates.
These consolidated financial statements have been approved for issue by the board of directors on February 24, 2009.
3 Acquisition of business
(a) Grupo Imsa S.A.B. de C.V. (“Grupo Imsa”)
On April 29, 2007, Ternium entered into an agreement with Grupo IMSA S.A.B. de C.V. (“Grupo Imsa”) and Grupo Imsa’s controlling shareholders under which Ternium obtained control of Grupo Imsa for a total consideration (equity value) of approximately USD 1.7 billion.
Under the agreement, Ternium, through its wholly owned subsidiary Ternium Internacional España S.L.U., made a cash tender offer under applicable Mexican law for all of the issued and outstanding share capital of Grupo Imsa at a price of US$ 6.40 per share. Pursuant to the tender offer, Ternium acquired 25,133,856 shares representing 9.3% of the issued and outstanding capital of the company.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
3 Acquisition of business (continued)
(a) Grupo Imsa S.A.B. de C.V. (“Grupo Imsa”) (continued)
Concurrently with the consummation of the tender offer, on July 26, 2007, all the shares of Grupo Imsa that were not tendered into the tender offer (including the shares owned by Grupo Imsa’s majority shareholders), representing 90.7% of Grupo Imsa’s issued and outstanding share capital were redeemed for cash pursuant to a capital reduction effected at the same price per share.
Grupo Imsa is a steel manufacturer with operations in Mexico, the United States, Guatemala, Nicaragua, Honduras, El Salvador and Costa Rica. It has an annual production capacity of 2.2 million tons of hot rolled coils, 1.8 million tons of cold rolled products and 1.7 million tons of coated products. In addition, Grupo Imsa produces panels and other steel products.
Grupo Imsa contributed revenues of USD 976.3 million and a net loss of USD 77.5 million in the period from July 26, 2007 to December 31, 2007 (these amounts do not include revenues or net profits generated by discontinued operations). The book value of Grupo Imsa’s net assets acquired totals USD 543.9 million. The fair value of assets and liabilities arising from the transaction are as follows:

	USD Thousands
	Fair value	Book value
Property, plant and equipment	1,602,398	1,205,128
Intangible assets	456,404	73,227
Inventories	501,304	501,304
Cash and cash equivalents	190,087	190,087
Deferred Tax Liabilities	(481,930)	(253,991)
Provisions	(10,011)	(10,011)
Borrowings	(1,437,676)	(1,437,676)
Other assets and liabilities, net	(99,069)	(99,069)
Net assets pertaining to discontinued operations (1)	485,651	374,949

Net	1,207,158	543,948

Goodwill	455,776
Goodwill – Discontinued operations	65,740

Total Purchase Consideration	1,728,674
Other cash consideration – Income Tax paid on the transaction	297,700

(1)	These amounts do not include the goodwill attributable to discontinued operations for USD 65.7 million.
Goodwill, representing the excess of the purchase price paid over the fair value of identifiable assets, liabilities and contingent liabilities totaled USD 521.5 million. Goodwill derives principally from synergies expected to be obtained by the Company after the transaction, as well as the fair value of the going concern element of the acquiree.
Upon consummation of the transaction, the Company was subject to an income tax payment of USD 297.7 million. This payment can be credited against future income tax obligations for the following three fiscal years. As the Company expects to generate sufficient taxable income in that period, the above mentioned amount has been considered as an income tax prepayment (USD 222.7 million have been disclosed under Other Receivables line item and USD 75.0 million have been offset against Current Tax Liabilities at December 31, 2007). As of December 31, 2008, the remaining tax credit is USD 28.2 million.
The transactions were financed primarily through the incurrence of debt as follows:
•
Ternium made several borrowings in an aggregate principal amount of USD 125 million under a loan facility (the “Ternium Facility”) with a syndicate of banks led by Calyon New York Branch as administrative agent, the proceeds of which were primarily used to finance the above described tender offer. Ternium’s loans under the Ternium Facility would have been repaid in nine consecutive and equal semi-annual installments commencing on July 26, 2008. On January 28, 2008, the company prepaid all of its outstanding obligations with Calyon New York Branch, amounting to approximately USD 129.1 million.

•
Ternium’s subsidiary Hylsa S.A. de C.V. (“Hylsa”) made several borrowings in an aggregate principal amount of 3,485 million under a loan facility (the “Hylsa Facility”) with a syndicate of banks led by Calyon New York Branch as administrative agent, the proceeds of which were primarily used to finance the above described capital reduction by Grupo Imsa, to refinance existing indebtedness of Grupo Imsa and Hylsa and to pay taxes, fees and expenses related to the transactions.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
3 Acquisition of business (continued)
(a) Grupo Imsa S.A.B. de C.V. (“Grupo Imsa”) (continued)
The loans are divided in two tranches of equal principal amount. Tranche A loans will be repaid in seven equal semi-annual installments beginning on January 26, 2009, while tranche B loans will be repaid in one installment due on July 26, 2012.
These facilities contain covenants customary for transactions of this type, including limitations on liens and encumbrances, restrictions on investments and capital expenditures, limitations on the sale of certain assets and compliance with financial ratios (e.g., leverage ratio and interest coverage ratio). There are no limitations to the payment of dividends under either facility, except in case of non compliance of the above mentioned covenants.
Pro forma data including acquisitions for the year ended December 31, 2007
Had the Grupo Imsa transaction been consummated on January 1, 2007, then Ternium’s unaudited pro forma net sales and net income for the year ended December 31, 2007 would have been approximately $9.6 billion and $0.8 billion, respectively. These pro forma results were prepared based on public information and unaudited accounting records maintained prior to such transaction and adjusted by depreciation and amortization of tangible and intangible assets and interest expense of the borrowing incurred for the transaction as described above.
Subsidiary reorganization
Effective April 1, 2008, Ternium Mexico S.A. de C.V. (“ Ternium Mexico”) was formed as a result of the merger of Grupo Imsa, Hylsamex and Hylsamex’s major shareholder. Ternium Mexico and its subsidiaries operate all of Ternium’s mining and steel production activities in Mexico.
(b) Acerex S.A. de C.V.
In April 2006, the Company acquired a 50% equity interest in Acerex S.A. de C.V. (“Acerex”) through its subsidiary Hylsa S.A. de C.V. for a total purchase price of USD 44.6 million. Upon completion of this transaction Hylsa S.A. de C.V. owns 100% of Acerex. Acerex is a service center dedicated to processing steel to produce short-length and steel sheets in various widths. Acerex operates as a cutting and processing plant for Ternium’s Mexican operations and as an independent processor for other steel companies. On August 31, 2006 Acerex S.A. de C.V. was merged into Hylsa S.A. de C.V.
As permitted by IFRS 3 “Business Combinations” (“IFRS 3”), the Company accounted for this acquisition under the economic entity model, which requires that the acquisition of an additional equity interest in a controlled subsidiary be accounted for at its carrying amount, with the difference arising on purchase price allocation (amounting to USD 24.3 million) being recorded directly in equity.
(c) Additional shares of Siderar bought by Ternium S.A.
On December 28, 2006, Ternium S.A. acquired from CVRD International S.A. 16,860,000 shares of Siderar S.A.I.C, representing 4.85% of that company, for an aggregate purchase price of USD 107.5 million. After this acquisition Ternium has increased its ownership in Siderar to 60.93%.
As permitted by IFRS 3, the Company accounted for this acquisition under the economic entity model, which requires that the acquisition of an additional equity interest in a controlled subsidiary be accounted for at its carrying amount, with the difference arising on purchase price allocation (amounting to USD 8.1 million) being recorded directly in equity.
(d) Additional shares of Hylsamex bought by Siderar
On June 19, 2006, Siderar completed the acquisition of 940,745 additional shares of Hylsamex, representing 0.2% of that company’s issued and outstanding common stock, for a total consideration of USD 3.3 million. This acquisition was effected through a trust fund established by Siderar in 2005 in connection with the initial acquisition of Hylsamex. Goodwill resulting from this acquisition totaled USD 0.7 million. During 2007 and 2008, Siderar completed the acquisition of 94,379 additional shares of Hylsamex, representing 0.02% of that company’s issued and outstanding common stock, for a total consideration of USD 0.3 million.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
4 Accounting policies
The following is a summary of the principal accounting policies followed in the preparation of these consolidated financial statements:
(a) Group accounting
(1) Subsidiary companies
Subsidiary companies are those entities in which the Company has an interest of more than 50% of the voting rights or otherwise has the power to exercise control over the operating decisions. Subsidiaries are consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of assets given up, shares issued or liabilities undertaken at the date of acquisition, plus costs directly attributable to the acquisition. The excess of the acquisition cost over the Company’s share of the fair value of net assets acquired is recorded as goodwill. Acquisition of minority interests in subsidiaries is accounted for following the economic entity model and, accordingly, assets acquired and liabilities assumed are valued at book value and the difference arising on purchase price allocation is recorded in equity under “Revaluation and other reserves” line item. Material intercompany transactions, balances and unrealized gains on transactions among the Company and its subsidiaries are eliminated; unrealized losses are also eliminated unless cost cannot be recovered. However, the fact that the functional currency of some subsidiaries is their respective local currency, generates some financial gains (losses) arising from intercompany transactions, that are included in the consolidated income statement under Other financial expenses, net.
(2) Joint ventures
The Company reports its interests in jointly controlled entities using proportionate consolidation. The Company’s share of the assets, liabilities, income, expenses and cash flows of jointly controlled entities are combined on a line-by-line basis with similar items in the Company’s financial statements.
Where the Company transacts with its jointly controlled entities, unrealized profits and losses are eliminated to the extent of the Company’s interest in the joint venture.
(3) Associated companies
Associated companies are entities in which Ternium generally has between 20% and 50% of the voting rights, or over which Ternium has significant influence, but which it does not control. Investments in associated companies are accounted for using the equity method of accounting. Under this method the Company’s share of the post-acquisition profits or losses of an associated company is recognized in the income statement and its share of post-acquisition changes in reserves is recognized in reserves. The cumulative post-acquisition changes are adjusted against the cost of the investment. Unrealized gains on transactions among the Company and its associated companies are eliminated to the extent of the Company’s interest in such associated company; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. When the Company’s share of losses in an associated company equals or exceeds its interest in such associate, the Company does not recognize further losses unless it has incurred obligations or made payments on behalf of such associated company.
(4) First-time application of IFRS
The Company’s transition date is January 1, 2003. Ternium prepared its opening IFRS balance sheet at that date.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
4 Accounting policies (continued)
(4) First-time application of IFRS (continued)
In preparing its financial statements in accordance with IFRS 1, the Company has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS, as detailed below:
4.1. Exemptions from full retrospective application – elected by the Company
The Company has elected to apply the following optional exemptions from full retrospective application.
(a) Fair value as deemed cost exemption
Ternium has elected to measure its property, plant and equipment at fair value as of January 1, 2003.
(b) Cumulative translation differences exemption
Ternium has elected to set the previously accumulated cumulative translation to zero at January 1, 2003. This exemption has been applied to all subsidiaries in accordance with IFRS 1.
4.2 Exceptions from full retrospective application followed by the Company
Ternium has applied the following mandatory exceptions from retrospective application.
(a) Derecognition of financial assets and liabilities exception
Financial assets and liabilities derecognized before January 1, 2003 are not re-recognized under IFRS. However, this exception had no impact on these financial statements as it was not applicable since the Company did not derecognize any financial assets or liabilities before the transition date that qualified for recognition.
(b) Hedge accounting exception
At January 1, 2003, the Company did not have derivatives that qualify for hedge accounting. This exception is therefore not applicable.
(c) Estimates exception
Estimates under IFRS at January 1, 2003 should be consistent with estimates made for the same date under previous GAAP.
(d) Assets held for sale and discontinued operations exception
Ternium did not have assets that met the held-for-sale criteria (as defined by IFRS 5) at the transition date (January 1, 2003).
(b) Foreign currency translation
(1) Functional and presentation currency
Items included in the financial statements of each of the Company’s subsidiaries and associated companies are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of the Company is the U.S. dollar. Although Ternium is located in Luxembourg, it operates in several countries with different currencies. The USD is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Ternium as a whole.
(2) Subsidiary companies
The results and financial position of all the group entities (none of which operates in a hyperinflationary economy) that have a functional currency different from the presentation currency, are translated into the presentation currency as follows:
(i) assets and liabilities are translated at the closing rate of each balance sheet;
(ii) income and expenses for each income statement are translated at average exchange rates; and
(iii) all resulting translation differences are recognized as a separate component of equity.
In the case of a sale or other disposition of any such subsidiary, any accumulated translation differences would be recognized in the income statement as part of the gain or loss on sale.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
4 Accounting policies (continued)
(b) Foreign currency translation (continued)
(3) Transactions in currencies other than the functional currency
Transactions in currencies other than the functional currency are accounted for at the exchange rates prevailing at the date of the transactions. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in currencies other than the functional currency are recognized in the income statement, including the foreign exchange gains and losses from intercompany transactions.
(c) Financial instruments
Non derivative financial instruments
Non derivative financial instruments comprise investment in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables. Ternium non derivative financial instruments are classified into the following specified categories:
•	Financial assets as at fair value through profit or loss: mainly financial assets that are held for trading;

•	Held to maturity investments: these investments are recorded at amortized cost using the effective interest method less impairment, with revenue recognized on an effective yield basis;

•
Available-for-sale (“AFS”) financial assets: gains and losses arising from changes in fair value are recognized directly in equity (AFS reserve) with the exception of impairment losses, interest calculated using the effective interest method and foreign exchange gains and losses on monetary assets, which are recognized directly in profit or loss. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in the investments revaluation reserve is included in the income statement for the period;

•
Loans and receivables: are measured at amortized cost using the effective interest method less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables where the recognition of interest would be immaterial; and

•	Other non derivative financial instruments are measured at amortized cost using the effective interest method, less any impairment losses when applicable.
The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.
Financial assets and liabilities are recognized and derecognized on the trade date.
Financial assets are initially measured at fair value, net of transaction costs, except for those financial assets classified at fair value through the income statement.
Financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs and subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.
Derivative financial instruments
Information about accounting for derivative financial instruments and hedging activities is included in Note 33 “Financial Risk management”.
(d) Property, plant and equipment
Land and buildings comprise mainly factories and offices. All property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and accumulated impairment (if applicable), except for land, which is carried at acquisition cost less accumulated impairment (if applicable). Nevertheless, as mentioned in Note 4(a), property, plant and equipment have been valued at its deemed cost at the transition date to IFRS.
Major overhaul and rebuilding expenditures are recognized as a separate asset when future economic benefits are expected from the item, and the cost can be measured reliably.
Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the period in which they are incurred.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
4 Accounting policies (continued)
(d) Property, plant and equipment (continued)
In accordance with IAS 23, borrowing costs that are attributable to the acquisition or construction of certain capital assets could be capitalized as part of the cost of the assets. Capital assets for which borrowing costs may be capitalized are those that require a substantial period of time to be ready for their intended use. At December 31, 2008, no borrowing costs have been capitalized.
Where a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items.
Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.
Depreciation method is reviewed at each balance sheet date. Depreciation is calculated using the straight-line method to amortize the cost of each asset to its residual value over its estimated useful life as follows:

Land	No Depreciation
Buildings and improvements	15-40 years
Production equipment	10-25 years
Vehicles, furniture and fixtures and other equipment	5-15 years
The assets’ useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.
Gains and losses on disposals are determined by comparing the proceeds with the corresponding carrying amounts and are included in the income statement.
If the carrying amount of an asset were greater than its estimated recoverable amount, it would be written down to its recoverable amount. (see Note 4 (f) “Impairment”).
(e) Intangible assets
(1) Information system projects
Generally, costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. However, costs directly related to the acquisition and implementation of information systems are recognized as intangible assets if they have a probable economic benefit exceeding the cost beyond one year.
Information system projects recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years. Amortization charges are included in cost of sales, selling, general and administrative expenses.
(2) Mining concessions and exploration costs
Mining license was recognized as a separate intangible asset upon the acquisition of Hylsamex and comprises the right to exploit or explore the mines and is recognized at its fair value less accumulated amortization. Amortization charge is calculated according to the mineral extracted in each period and is included in cost of sales.
Exploration and evaluation costs are measured at cost. Costs directly associated with exploration activities and leasehold acquisition costs are capitalized until the determination of reserves is evaluated. If it is determined that commercial discovery has not been achieved, these costs are charged to expense. Capitalization is made within Property, Plant and Equipment or Intangible Assets according to the nature of the expenditure. Exploration costs are tested for impairment annually. No impairment losses have been recorded for any of the years presented.
(3) Goodwill
Goodwill represents the excess of the acquisition cost over the fair value of Ternium’s participation in acquired companies’ net assets at the acquisition date. Under IFRS 3, goodwill is considered to have an indefinite life and not amortized, but is subject to annual impairment testing.
Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units expected to benefit from the business combination which generated the goodwill being tested.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
4 Accounting policies (continued)
(e) Intangible assets (continued)
(4) Research and development
Research expenditures are recognized as expenses as incurred. Development costs are recorded as cost of sales in the income statement as incurred because they do not fulfill the criteria for capitalization. Research and development expenditures for the years ended December 31, 2008, 2007 and 2006 totaled USD 0.8 million, USD 1.1 million and USD 1.3 million, respectively.
(5) Customer relationships acquired in a business combination
In accordance with IFRS 3 and IAS 38, Ternium has recognized the value of customer relationships separately from goodwill attributable to the acquisition of Grupo Imsa.
Customer relationships are amortized over a useful life of approximately 10 years.
(6) Trademarks
In accordance with IFRS 3 and IAS 38, Ternium has recognized the value of trademarks separately from goodwill attributable to the acquisition of Grupo Imsa.
Trademarks are amortized over a useful life of approximately 5 years.
(f) Impairment
Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization and investments in affiliates are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less cost to sell and the value in use.
To carry out these tests, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). The value in use of these units is determined on the basis of the present value of net future cash flows which will be generated by the assets tested. Cash flows are discounted at rates that reflect specific country and currency risks.
In order to test goodwill for impairment and other assets indicated as possibly impaired, the “fair value less costs to sell” of the related cash-generating unit is calculated and only if it is lower than the carrying amount is the value in use determined. Ternium uses projections for the next 5 years based on past performance and expectations of market development. After the fifth year a perpetuity rate with no grow up increase was utilized. Discounted Cash Flow (DCF) method to determine the “fair value less costs to sell” of a related cash-generating unit, starts with a forecast of all expected future net cash flows.
The net present values involve highly sensitive estimates and assumptions specific to the nature of Ternium’s activities with regard to:
•	The amount and timing of projected future cash flows;

•	The discount rate selected and;

•	The tax rate selected
The discount rates used are based on Ternium’s weighted average cost of capital, which is adjusted for specific country and currency risks associated with the cash flow projections. To perform the test, post-tax rates have been applied. Discount rates used range from 12.4 to 18.3%.
Due to the above factors, actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques.
At December 31, 2008, 2007 and 2006, no impairment provisions were recorded.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
4 Accounting policies (continued)
(g) Other investments
Other investments consist primarily of investments in financial debt instruments and equity investments where the Company holds less than 20% of the outstanding equity and does not exert significant influence.
All purchases and sales of investments are recognized on the trade date, which is not significantly different from the settlement date, which is the date that Ternium commits to purchase or sell the investment.
Income from financial instruments is recognized in Other financial expenses, net in the income statement. Interest receivable on investments in debt securities is calculated using the effective rate. Dividends from investments in equity instruments are recognized in the income statement when the Company’s right to receive payments is established.
(h) Inventories
Inventories are stated at the lower of cost (calculated using the first-in-first-out “FIFO” method) or net realizable value. The cost of finished goods and goods in process comprises raw materials, direct labor, depreciation, other direct costs and related production overhead costs. It excludes borrowing costs. Goods acquired in transit at year end are valued at supplier’s invoice cost.
The Company assesses the recoverability of its inventories considering if their selling prices have declined, if the inventories are damaged, or if they have become wholly or partially obsolete.
Net realizable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses.
The Company establishes an allowance for obsolete or slow-moving inventory in connection with finished goods and goods in process. The allowance for slow-moving inventory is recognized for finished goods and goods in process based on management’s analysis of their aging. In connection with supplies and spare parts the calculation is based on management’s analysis of their aging, the capacity of such materials to be used based on their levels of preservation and maintenance and the potential obsolescence due to technological change.
As of December 31, 2008, the Company established a valuation allowance for net realizable value of USD 160.9 million and maintains an allowance for obsolescence of USD 124.9 million.
(i) Trade receivables
Trade and other receivables are carried at face value less an allowance for doubtful accounts, if applicable. This amount does not differ significantly from fair value.
A provision for impairment is established when there is objective evidence that a financial asset or group of assets is impaired. Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the Company about a loss event, such as a significant financial difficulty of the obligor or a breach of contract. The amount of the impairment is determined as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate. The amount of the loss is recognized in the income statement.
(j) Cash and cash equivalents
Cash and cash equivalents and highly liquid short-term securities are carried at fair market value.
For purposes of the cash flow statement, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (original maturity of less than 90 days).
In the consolidated balance sheet, bank overdrafts are included in borrowings within current liabilities.
(k) Non current assets (disposal groups) classified as held for sale
Non-current assets (disposal groups) are classified as assets held for sale and stated at the lower of carrying amount and fair value less cost to sell if their carrying amount is recovered principally through a sale transaction rather than through a continuing use.
The carrying value of non-current assets classified as held for sale, at December 31, 2008, totals USD 5.3 million, which corresponds principally to land and other real estate items. Sale is expected to be completed within a one-year period.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
4 Accounting policies (continued)
(l) Shareholders’ equity
The consolidated statement of changes in shareholders’ equity for the years 2008, 2007 and 2006 was prepared based on the following criteria:
•	Currency translation differences arising from the translation of financial statements expressed in currencies other than the U.S. dollar are shown in a separate line.

•
Expenses incurred in connection with the Initial Public Offering at December 31, 2006 and 2005 totaled USD 17.8 million and USD 5.5 million, respectively, and have been deducted from equity, since they directly relate to a transaction which itself is to be recorded in equity.

(m) Borrowings

Borrowings are recognized initially for an amount equal to the proceeds received. In subsequent periods, borrowings are stated at amortized cost; any difference between proceeds and the redemption value is recognized in the income statement over the period of the borrowings.
Capitalized borrowing costs are amortized over the life of their respective debt.
(n) Income taxes – current and deferred
Under present Luxembourg law, so long as the Company maintains its status as a holding company, no income tax, withholding tax (including with respect to dividends), or capital gain tax is payable in Luxembourg by the Company.
The Company has qualified for, and was admitted to, the Billionaire holding company tax regime in conjunction with the financing holding company tax regime in Luxembourg starting January 1, 2006.
On December 29, 2006, the Grand-Duchy of Luxembourg announced the decision to terminate its 1929 holding company regime, effective January 1, 2007. However, under the implementing legislation, pre-existing publicly listed companies (including Ternium S.A.) will be entitled to continue benefiting from their current tax regime until December 31, 2010.
The current income tax charge is calculated on the basis of the tax laws in force in the countries in which Ternium’s subsidiaries operate. Management evaluates positions taken in tax returns with respect to situations in which applicable tax regulation could be subject to interpretation. A liability is recorded for tax benefits that were taken in the applicable tax return but have not been recognized for financial reporting.
Deferred income taxes are calculated, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise on fixed assets, intangible assets, inventories valuation and provisions for pensions. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantially enacted at the balance sheet date. Under IFRS, deferred income tax assets (liabilities) are classified as non-current assets (liabilities).
Deferred tax assets are recognized to the extent it is probable that future taxable income will be available to offset temporary differences.
Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associated companies, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.
Under Mexican law, Ternium’s subsidiaries are required to pay their employees an annual benefit which is as a percentage of taxable profit for the year. Because Mexican employee statutory profit sharing is determined on a basis similar to that used for determining local income taxes, the Company accounts for temporary differences arising between the statutory calculation and the reported expense determined under IFRS in a manner similar to calculation of deferred income tax.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
4 Accounting policies (continued)
(n) Income taxes – current and deferred (continued)
In 2008, Hylsa S.A. de C.V. (“Hylsa”) entered into a spin off that became effective on March 31, 2008. After this corporate reorganization, all of Hylsa’s employees were transferred to the payroll of a company that is expected to generate non-significant taxable income and non-significant temporary differences. The Company agreed to pay its employees a bonus salary that will be calculated on the basis of agreed-upon criteria. Accordingly, during the year ended December 31, 2008, the Company reversed the outstanding balance of the deferred tax liability recorded in connection with the statutory profit sharing as of December 31, 2007 (amounting to USD 96 million) and disclosed the related gain within Income tax (expense) benefit line item in the Consolidated Income Statement.
(o) Employee liabilities
(1) Pension obligations
The Company has defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.
The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date, together with adjustments for unrecognized actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method.
Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to income over the employees’ expected average remaining working lives.
Past-service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortized on a straight-line basis over the vesting period.
México
Ternium Mexico has defined benefit and defined contribution plans.
The valuation of the liabilities for the defined benefit employee retirement plans (pensions and seniority premiums) covers all employees and is based primarily on their years of service, their present age and their remuneration at the date of retirement. The cost of the employee retirement plans (pension, health-care expenses and seniority premiums) is recognized as an expense in the year in which services are rendered in accordance with actuarial studies made by independent actuaries. The formal retirement plans are congruent with and complementary to the retirement benefits established by the Mexican Institute of Social Security. Additionally, the Company has established a plan to cover health-care expenses of retired employees. The Company has established irrevocable trust funds for the payment of pensions and seniority premiums, as well as for health-care expenses.
The defined contribution plans provides a benefit equivalent to the capital accumulated with the company’s contributions, which are provided as a match of employees’ contribution to the plan. The plan provides vested rights according to the years of service and the cause of retirement.
Argentina
Siderar implemented an unfunded defined benefit employee retirement plan for certain officers on August 1, 1995. The plan is designed to provide retirement, termination and other benefits to those officers. For its main plan, Siderar is accumulating assets for the ultimate payment of those benefits in the form of investments that carry time limitations for their redemption. The investments are not part of a particular plan, nor are they segregated from Siderar’s other assets, and therefore this plan is classified as “unfunded” under IFRS definitions. Benefits provided by the plan are denominated in U.S. Dollars and are calculated based on a seven-year salary average.
(2) Termination benefits
Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to either: (i) terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or (ii) providing termination benefits as a result of an offer made to encourage voluntary redundancy.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
4 Accounting policies (continued)
(o) Employee liabilities (continued)
(3) Other compensation obligations
Employee entitlements to annual leave and long-service leave are accrued as earned.
During 2007, Ternium launched an incentive retention program (the “Program”) applicable to certain senior officers and employees of the Company, who will be granted a number of Units throughout the duration of the Program. The value of each of these Units is based on Ternium’s shareholders’ equity (excluding minority interest). Also, the beneficiaries of the Program are entitled to receive cash amounts based on (i) the amount of dividend payments made by Ternium to its shareholders, and (ii) the number of Units held by each beneficiary to the Program. Units vest ratably over a period of four years and will be redeemed by the Company ten years after grant date, with the option of an early redemption at seven years after grant date.
As of December 31, 2008, the outstanding liability corresponding to the Program amounts to USD 5.8 million. The total value of the units granted to date under the program, considering the number of units and the book value per share as of December 31, 2008, is USD 4.8 million.
(4) Social security contributions
Social security laws in force in Argentina and Mexico provide for pension benefits to be paid to retired employees from government pension plans and/or private fund managed plans to which employees may elect to contribute. As stipulated by the respective laws, Siderar and Ternium Mexico make monthly contributions calculated based on each employee’s salary to fund such plans. The related amounts are expensed as incurred. No additional liabilities exist once the contributions are paid.
(p) Provisions and other liabilities
Ternium has certain contingencies with respect to existing or potential claims, lawsuits and other proceedings. Unless otherwise specified, Ternium accrues a provision for a present legal or constructive obligation as a result of a past event, when it is probable that future cost could be incurred and that cost can be reasonably estimated. Generally, accruals are based on developments to date, Ternium’s estimates of the outcomes of these matters and the advice of Ternium’s legal advisors.
(q) Trade payables
Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.
(r) Revenue recognition
Revenues are recognized as sales when revenue is earned and is realized or realizable. This includes satisfying all of the following criteria: the arrangement with the customer is evident, usually through the receipt of a purchase order; the sales price is fixed or determinable; delivery as defined by the risk transfer provision of the sales contracts has occurred, and collectibility is reasonably assured.
Interest income is recognized on an effective yield basis.
Income from participation account is recognized when earned according to its contractual terms (see Note 29 (iii)).
(s) Cost of sales, selling, general and administrative expenses
Cost of sales and expenses are recognized in the income statement on the accrual basis of accounting.
(t) Earnings per share
Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the year (see Note 28).

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
4 Accounting policies (continued)
(u) Derivative financial instruments and Hedging Activities
Ternium designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly interest rate swaps, collars and commodities contracts). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. Amounts accumulated in equity are recognized in the income statement in the same period than any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Ternium derivative financial instruments (asset or liability) continues to be reflected on the Balance Sheet.
For transactions designated and qualifying for hedge accounting, Ternium documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. At December 31, 2008, the effective portion of designated cash flow hedges amounts to USD 59.5 million (net of taxes for USD 23.1 million) and is included as “Change in fair value of cash flow hedge (net of taxes)” under “Revaluation and other reserves” line item in the Statement of changes in shareholders’ equity.
More information about accounting for derivative financial instruments and hedging activities is included in Note 33 “Financial risk management”.
(v) Segment information
Business segments: for management purposes, the Company is organized on a worldwide basis into the following segments: flat steel products, long steel products and others.
The flat steel products segment comprises the manufacturing and marketing of flat steel products. Flat steel products include hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electrogalvanized sheets, pre-painted sheets and other tailor-made products to serve its customers’ requirements.
The long steel products segment comprises the manufacturing and marketing of long steel products. Long steel products include billets (steel in its basic, semifinished state), wire rod and bars.
The other products segment includes the products other than flat and long steel, mainly pig iron, pellets and pre-engineered metal buildings.
The secondary reporting format is based on a geographical location. Ternium sells its products to three main geographical areas: South and Central America, North America, and Europe and Other. The North American segment comprises principally United States, Canada and Mexico. The South and Central American segment comprises principally Argentina, Brazil, Colombia, Venezuela and Ecuador.
Allocation of net sales is based on the customers’ location. Allocation of assets, liabilities and capital expenditures is based on their corresponding location.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
5 Segment information
Primary reporting format – business segments

	Flat steel	Long steel
	products	products	Other	Unallocated	Total
Year ended December 31, 2008

Net sales	7,124,687	1,075,090	265,108	—	8,464,885
Cost of sales	(5,256,340)	(732,332)	(139,355)	—	(6,128,027)

Gross profit	1,868,347	342,758	125,753	—	2,336,858

Selling, general and administrative expenses	(560,189)	(80,303)	(28,981)	—	(669,473)
Other operating income, net	2,789	2,419	3,454	—	8,662

Operating income	1,310,947	264,874	100,226	—	1,676,047

Capital expenditures — PP&E	511,658	29,684	2,915	—	544,257
Depreciation — PP&E	292,236	37,810	3,715	—	333,761

Segment assets
Inventories, net	1,708,324	100,494	17,729	—	1,826,547
Trade receivables, net	449,168	133,673	40,151	—	622,992
Property , plant and equipment, net	3,836,241	336,603	39,469	—	4,212,313
Intangible assets, net	1,039,337	51,769	45,261	—	1,136,367
Assets – discontinued operations	—	—	—	1,318,900	1,318,900
Other assets	—	—	—	1,554,128	1,554,128

Segment liabilities	704,455	103,134	43,527	4,258,667	5,109,783

	Flat steel	Long steel
	products	products	Other	Unallocated	Total
Year ended December 31, 2007

Net sales	4,731,715	772,829	128,822	—	5,633,366
Cost of sales	(3,633,368)	(581,123)	(73,180)	—	(4,287,671)

Gross profit	1,098,347	191,706	55,642	—	1,345,695

Selling, general and administrative expenses	(439,170)	(66,513)	(11,750)	—	(517,433)
Other operating income, net	4,970	4,044	(500)	—	8,514

Operating income	664,147	129,237	43,392	—	836,776

Capital expenditures — PP&E	285,858	21,463	1,277	—	308,598
Depreciation — PP&E	264,382	37,741	7,733	—	309,856

Segment assets
Inventories, net	1,345,386	91,170	12,917	—	1,449,473
Trade receivables, net	553,692	87,237	18,542	—	659,471
Property , plant and equipment, net	4,398,526	360,529	42,309	—	4,801,364
Intangible assets, net	1,319,544	63,506	53,539	—	1,436,589
Assets – discontinued operations	—	—	—	3,599,667	3,599,667
Other assets	—	—	—	1,702,518	1,702,518

Segment liabilities
Liabilities – discontinued operations	—	—	—	853,722	853,722
Other liabilities	704,292	127,252	29,448	5,676,445	6,537,437

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
5 Segment information (continued)

	Flat steel	Long Steel
	products	products	Other	Unallocated	Total
Year ended December 31, 2006

Net sales	3,593,053	739,919	151,946	—	4,484,918
Cost of sales	(2,519,689)	(537,001)	(50,939)	—	(3,107,629)

Gross profit	1,073,364	202,918	101,007	—	1,377,289

Selling, general and administrative expenses	(297,647)	(54,196)	(18,884)	—	(370,727)
Other operating expenses, net	(7,687)	1,479	1,469	—	(4,739)

Operating income	768,030	150,201	83,592	—	1,001,823

Capital expenditures — PP&E	293,815	1,372	3,705	—	298,892
Depreciation — PP&E	202,323	25,411	7,638	—	235,372

Segment assets
Inventories, net	822,533	53,212	20,843	—	896,588
Trade receivables, net	303,774	100,219	22,995	—	426,988
Property, plant and equipment, net	2,941,125	254,724	50,608	—	3,246,457
Intangible assets, net	416,120	60,608	57,149	—	533,877
Assets – discontinued operations	—	—	—	2,779,054	2,779,054
Other assets	—	—	—	775,289	775,289

Segment liabilities
Liabilities – discontinued operations	—	—	—	730,999	730,999
Other liabilities	554,598	68,408	22,315	1,898,256	2,543,577
Secondary reporting format — geographical segments

	South and
	Central	North	Europe and
	America	America	other	Total
Year ended December 31, 2008
Net sales	3,107,510	5,230,126	127,249	8,464,885
Segment assets
Trade receivables, net	176,348	425,163	21,481	622,992
Property, plant and equipment	1,424,382	2,787,903	28	4,212,313

Depreciation — PP&E	132,891	200,843	27	333,761
Capital expenditures – PP&E	325,496	218,753	8	544,257

Year ended December 31, 2007
Net sales	2,150,717	3,340,982	141,667	5,633,366
Segment assets
Trade receivables, net	57,625	589,418	12,428	659,471
Property, plant and equipment	1,363,016	3,438,298	50	4,801,364

Depreciation – PP&E	127,314	182,504	38	309,856
Capital expenditures – PP&E	140,259	168,339	—	308,598

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
5 Segment information (continued)

	South and
	Central	North	Europe and
	America	America	other	Total

Year ended December 31, 2006
Net sales	1,727,584	2,686,789	70,545	4,484,918
Segment assets
Trade receivables, net	86,148	321,523	19,316	426,987
Property, plant and equipment	1,361,602	1,884,767	87	3,246,456

Depreciation — PP&E	108,119	127,209	44	235,372
Capital expenditures – PP&E	208,620	90,269	2	298,891
6 Cost of sales

	Year ended December 31,
	2008		2007		2006
Inventories at the beginning of the year	1,904,489		1,233,629		991,573
Adjustments corresponding to inventories from discontinued operations	(455,013)	1,449,476	(337,041)	896,588	(301,162)	690,411

Acquisition of business				501,304		8,180
Translation differences		(440,685)		(11,571)		(8,703)
Plus: Charges for the year
Raw materials and consumables used and other movements		5,374,363		3,313,355		2,455,678
Services and fees		154,176		118,819		87,772
Labor cost		481,057		348,027		282,072
Depreciation of property, plant and equipment		328,260		300,161		230,228
Amortization of intangible assets		19,023		17,434		14,343
Maintenance expenses		277,753		224,697		189,535
Office expenses		8,347		6,770		6,104
Freight and transportation		37,735		30,899		25,451
Insurance		8,695		6,076		5,753
Provision (Recovery) of obsolescence allowance		82,206		(2,965)		20,849
Provision of valuation allowance		199,972		—		—
Recovery from sales of scrap and by-products		(60,379)		(69,394)		(34,107)
Others		34,575		56,947		30,651
Less: Inventories at the end of the year	(1,826,547)		(1,904,489)		(1,233,629)
Adjustments corresponding to inventories from discontinued operations	—	(1,826,547)	455,013	(1,449,476)	337,041	(896,588)

Cost of Sales		6,128,027		4,287,671		3,107,629

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
7 Selling, general and administrative expenses

	Year ended December 31,
	2008	2007	2006
Services and fees	65,221	50,480	37,990
Labor cost	199,304	159,027	109,548
Depreciation of property plant and equipment	5,501	9,695	5,144
Amortization of intangible assets	60,757	27,981	1,656
Maintenance and expenses	7,737	11,629	10,833
Taxes	79,286	61,123	49,879
Office expenses	32,682	22,362	22,236
Freight and transportation	189,848	155,929	124,359
Increase (Decrease) of allowance for doubtful accounts	2,861	(915)	(5,611)
Others	26,276	20,122	14,693

Selling, general and administrative expenses	669,473	517,433	370,727

8 Labor costs (included in cost of sales, selling, general and administrative expenses)

	Year ended December 31,
	2008	2007	2006
Wages, salaries and social security costs	636,018	448,360	342,684
Termination benefits	22,604	39,992	17,022
Pension benefits (Note 24 (i))	21,739	18,702	31,914

	680,361	507,054	391,620

9 Other operating income (expenses), net

	Year ended December 31,
	2008	2007	2006

(i) Other operating income
Gains from the sale of sundry assets	5,535	12,419	—
Others	13,177	7,068	12,390

Total other operating income	18,712	19,487	12,390

(ii) Other operating expenses
Provision for legal claims and other matters (Note 21)	(2,358)	(2,995)	(2,772)
Others	(7,692)	(7,978)	(1,227)

Total other operating expenses	(10,050)	(10,973)	(3,999)

(iii) Derecognition of property, plant and equipment	—	—	(13,130)

Total other operating income (expenses), net	8,662	8,514	(4,739)

10 Other financial expenses, net

	Year ended December 31
	2008	2007	2006
Debt issue costs	(11,314)	(9,061)	(13,764)
Net foreign exchange loss (i)	(632,735)	(18,436)	(4,165)
Change in fair value of derivative instruments	(32,480)	2,477	(10,480)
Others	(16,663)	(13,478)	(12,023)

Other financial expenses, net	(693,192)	(38,498)	(40,432)

(i)
In fiscal year 2008, includes USD 628.6 million corresponding to the exchange loss derived from the USD denominated borrowings held by Ternium Mexico. The outstanding balance of Ternium Mexico’s USD denominated loans at December 31, 2008 amounts to USD 2,968.0 million.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
11 Income tax expense
Income tax
Income tax expense for each of the years presented is as follows:

	Year ended December 31,
	2008 (1)	2007	2006
Current tax	(502,424)	(272,004)	(390,031)
Deferred tax (Note 23)	300,614	(20,109)	23,020
Effect of change in fair value of cash flow hedge	(23,122)	—	—
Recovery of income tax	62,228	—	—
Utilization of previously unrecognized tax losses (Note 23)	—	768	13,967

	(162,704)	(291,345)	(353,044)

(1)	Includes the reversal of deferred statutory profit sharing.
Income tax expense for the years ended December 31, 2008, 2007 and 2006 differed from the amount computed by applying the statutory income tax rate in force in each country in which the company operates to pre-tax income as a result of the following:

	Year ended December 31,
	2008	2007	2006
Income before income tax	880,772	707,216	899,151

Income tax expense at statutory tax rate	(238,822)	(342,932)	(396,319)
Non taxable income	40,785	58,885	68,890
Non deductible expenses	(16,411)	(3,608)	(39,582)
Recovery of income tax	62,228	—	—
Recovery for tax loss carry-forwards	—	768	13,967
Provisions for tax loss carry-forwards	(10,484)	(4,458)	—

Income tax expense	(162,704)	(291,345)	(353,044)

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
12 Property, plant and equipment, net

				Vehicles,
		Buildings and	Production	furniture	Work in	Spare
	Land	improvements	equipment	and fixtures	progress	Parts	Total
Year ended December 31, 2008

Cost
Values at the beginning of the year	523,693	2,011,957	6,280,864	200,070	348,776	70,425	9,435,785

Adjustments corresponding to property, plant and equipment from discontinued operations	(53,818)	(396,730)	(1,711,972)	(30,522)	(114,576)	(37,564)	(2,345,182)

At the beginning of the year, adjusted	469,875	1,615,227	4,568,892	169,548	234,200	32,861	7,090,603
Translation differences	(92,813)	(209,698)	(672,121)	(19,124)	(67,714)	(2,890)	(1,064,360)
Additions	35,171	11,969	929	4,453	481,514	10,221	544,257
Disposals / Consumptions	(146)	(24)	(5,317)	(3,160)	(167)	—	(8,814)
Transfers	—	119,373	137,954	10,456	(267,783)	—	—

Values at the end of the year	412,087	1,536,847	4,030,337	162,173	380,050	40,192	6,561,686

Depreciation
Accumulated at the beginning of the year	—	(552,077)	(1,968,257)	(136,581)	—	(2,239)	(2,659,154)

Adjustments corresponding to property, plant and equipment from discontinued operations	—	39,793	323,548	6,572	—	—	369,913

At the beginning of the year, adjusted	—	(512,284)	(1,644,709)	(130,009)	—	(2,239)	(2,289,241)
Translation differences	—	52,570	203,427	13,459	—	235	269,691
Depreciation charge	—	(72,342)	(248,939)	(12,418)	—	(62)	(333,761)
Disposals / Consumptions	—	—	1,907	2,031	—	—	3,938

Accumulated at the end of the year	—	(532,056)	(1,688,314)	(126,937)	—	(2,066)	(2,349,373)

At December 31, 2008	412,087	1,004,791	2,342,023	35,236	380,050	38,126	4,212,313

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
12 Property, plant and equipment, net (continued)

				Vehicles,
		Building and	Production	furniture	Work in	Spare
	Land	improvements	equipment	and fixtures	progress	Parts	Total
Year ended December 31, 2007

Cost
Values at the beginning of the year	311,516	1,556,693	5,192,816	192,058	351,283	25,587	7,629,953

Adjustments corresponding to property, plant and equipment from discontinued operations	(53,818)	(395,057)	(1,715,554)	(29,673)	(66,415)	(11)	(2,260,528)

At the beginning of the year, adjusted	257,698	1,161,636	3,477,262	162,385	284,868	25,576	5,369,425
Translation differences	1,950	(24,143)	(45,612)	(3,766)	(3,166)	(719)	(75,456)
Acquisition of business	203,586	222,134	1,102,553	9,520	62,791	1,814	1,602,398
Additions	317	8,193	277	2,707	290,914	6,190	308,598
Disposals / Consumptions	(153)	(4,848)	(72,591)	(3,088)	(3,904)	—	(84,584)
Transfers	6,477	252,255	107,002	1,790	(397,303)	—	(29,779)

Adjustments corresponding to property, plant and equipment from discontinued operations, at the end of the year	53,818	396,730	1,711,972	30,522	114,576	37,564	2,345,182

Values at the end of the year	523,693	2,011,957	6,280,863	200,070	348,776	70,425	9,435,784

Depreciation
Accumulated at the beginning of the year	—	(463,372)	(1,701,880)	(128,737)	—	(934)	(2,294,923)

Adjustments corresponding to property, plant and equipment from discontinued operations	—	9,668	158,240	4,008	—	39	171,955

At the beginning of the year, adjusted	—	(453,704)	(1,543,640)	(124,729)	—	(895)	(2,122,968)
Translation differences	—	13,078	40,504	3,290	—	20	56,892
Depreciation charge	—	(74,232)	(223,302)	(10,958)	—	(1,364)	(309,856)
Disposals / Consumptions	—	2,846	62,389	2,190	—	—	67,425
Transfers	—	(272)	19,340	198	—	—	19,266

Adjustments corresponding to property, plant and equipment from discontinued operations, at the end of the year	—	(39,793)	(323,548)	(6,572)	—	—	(369,913)

Accumulated at the end of the year	—	(552,077)	(1,968,257)	(136,581)	—	(2,239)	(2,659,154)

At December 31, 2007	523,693	1,459,880	4,312,606	63,489	348,776	68,186	6,776,630

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
13 Intangible assets, net

			Customer
		Mining	Relationships
	Information	Concessions and	and other
	System	Exploration	contractual
	Projects	Costs	rights	Trademarks	Goodwill	Total

Year ended December 31, 2008

Cost
Values at the beginning of the year	108,360	127,434	378,059	78,420	850,702	1,542,975

Adjustments corresponding to intangible assets from discontinued operations	(26,792)	—	—	—	—	(26,792)

At the beginning of the year, adjusted	81,568	127,434	378,059	78,420	850,702	1,516,183
Translation differences	(14,383)	(27,722)	(65,728)	(14,808)	(167,000)	(289,641)
Additions	30,173	13,128	346	—	—	43,647

Values at the end of the year	97,358	112,840	312,677	63,612	683,702	1,270,189

Amortization
Accumulated at the beginning of the year	(52,215)	(21,394)	(13,809)	(6,237)	—	(93,655)
Adjustments corresponding to intangible assets from discontinued operations	14,061	—	—	—	—	14,061

At the beginning of the year, adjusted	(38,154)	(21,394)	(13,809)	(6,237)	—	(79,594)
Translation differences	6,853	5,870	9,056	3,773	—	25,552
Amortization charge	(18,844)	(8,905)	(37,263)	(14,768)	—	(79,780)

Accumulated at the end of the year	(50,145)	(24,429)	(42,016)	(17,232)	—	(133,822)

At December 31, 2008	47,213	88,411	270,661	46,380	683,702	1,136,367

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
13 Intangible assets, net (continued)

		Mining	Customer
		Concessions	Relationships
	Information	and	and other
	System	Exploration	contractual
	Projects	Costs	rights	Trademarks	Goodwill	Total

Year ended December 31, 2007

Cost
Values at the beginning of the year	68,817	126,819	—	—	397,943	593,579
Adjustments corresponding to intangible assets from discontinued operations	(23,971)	—	—	—	—	(23,971)

At the beginning of the year, adjusted	44,846	126,819	—	—	397,943	569,608
Translation differences	(195)	(107)	1,169	850	(3,017)	(1,300)
Acquisition of business (see note 3)	5,895	—	372,939	77,570	455,776	912,180
Additions	31,022	722	3,951	—	—	35,695
Adjustments corresponding to intangible assets from discontinued operations, at the end of the year	26,792	—	—	—	—	26,792

Values at the end of the year	108,360	127,434	378,059	78,420	850,702	1,542,975

Amortization
Accumulated at the beginning of the year	(31,367)	(12,873)	—	—	—	(44,240)
Adjustments corresponding to intangible assets from discontinued operations	8,509	—	—	—	—	8,509

At the beginning of the year, adjusted	(22,858)	(12,873)	—	—	—	(35,731)
Translation differences	664	(59)	980	(33)	—	1,552
Amortization charge	(15,960)	(8,462)	(14,789)	(6,204)	—	(45,415)
Adjustments corresponding to intangible assets from discontinued operations, at the end of the year	(14,061)	—	—	—	—	(14,061)

Accumulated at the end of the year	(52,215)	(21,394)	(13,809)	(6,237)	—	(93,655)

At December 31, 2007	56,145	106,040	364,250	72,183	850,702	1,449,320

14 Investments in associated companies

	As of December 31,
	2008	2007
At the beginning of the year	44,042	16,284
Adjustments corresponding to investments in associated companies from discontinued operations	(40,227)	(12,866)

At the beginning of the year, adjusted	3,815	3,418

Translation adjustment	(81)	(37)
Equity in earnings of associated companies	1,851	434

Adjustments corresponding to investments in associated companies from discontinued operations, at the end of the year	—	40,227

At the end of the year	5,585	44,042

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
14 Investments in associated companies (continued)
The principal associated companies, all of which are unlisted, are:

		Voting rights
	Country of	at December 31,		Value at December 31,
Company	incorporation	2008	2007	2008	2007
Lomond Holdings BV. (1)	Netherlands	50.00%	50.00%	4,287	2,893
Matesi Materiales Siderúrgicos S.A. (2)	Venezuela	—	49.80%	—	40,227
Compañía Afianzadora de Empresas Siderúrgicas S.G.R. (3)	Argentina	38.89%	38.89%	86	95
Finma S.A.I.F. (4)	Argentina	33.33%	33.33%	1,212	827

				5,585	44,042

(1)	Holding Company. Indirectly through the participation in Alvory S.A.

(2)	See note 29 (ii).

(3)	Granting of guarantees to participating partners to facilitate or permit access to credits for purchase of national raw material. Indirectly through the participation in Siderar.

(4)	Consulting and financial services. Indirectly through the participation in Siderar.
15 Other investments, net — non-current

	As of December 31,
	2008	2007
Time deposits with related parties (i) (Note 30)	15,075	12,673
Guarantee fund Compañía Afianzadora de Empresas Siderúgicas S.G.R. (ii)	1,680	1,842
Others	193	300

Total	16,948	14,815

(i)	Time deposits with related parties
The Company holds a savings fund denominated in U.S. dollars. Withdrawal of investments before certain dates is subject to penalties on amounts invested.

(ii)	Guarantee fund Compañía Afianzadora de Empresas Siderúrgicas S.G.R.
Corresponds to the Company’s portion of the risk funds sponsored by Compañía Afianzadora de Empresas Siderúrgicas S.G.R., which acts as guarantor of third parties’ debts.
16 Receivables, net — non-current

	As of December 31,
	2008	2007
Receivables with related parties (Note 30)	492	35,949
Employee advances and loans	16,371	13,078
Advances to suppliers for property, plant and equipment	48,690	13,582
Advances to suppliers for property, plant and equipment with related parties	22,422	5,303
Income tax credit paid on business acquisition (Note 3 (a))	—	138,700
Tax credits	—	14,810
Others	32,390	15,613
Allowance for doubtful accounts (Note 21 )	(170)	(512)

	120,195	236,523

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
17 Receivables — current

	As of December 31,
	2008	2007
Value added tax	87,113	23,073
Tax credits	80,280	118,858
Income tax credit paid on business acquisition (Note 3 (a))	28,214	84,000
Employee advances and loans	7,300	16,918
Advances to suppliers	9,157	38,019
Advances to suppliers with related parties (Note 30)	4,878	2,088
Expenses paid in advance	3,770	14,226
Government tax refunds on exports	6,520	56,056
Receivables with related parties (Note 30)	2,543	21,667
Others	19,216	30,126

	248,991	405,031

18 Inventories, net

	As of December 31,
	2008	2007
Raw materials, materials and spare parts	708,333	723,875
Goods in process	1,069,904	672,656
Finished goods	315,670	360,526
Goods in transit	18,458	229,934
Obsolescence allowance (Note 22)	(124,883)	(82,502)
Valuation allowance (Note 22)	(160,935)	—

	1,826,547	1,904,489

19 Trade receivables, net

	As of December 31,
	2008	2007
Current accounts	627,451	823,540
Trade receivables with related parties (Note 30)	18,891	28,977
Allowance for doubtful accounts (Note 22)	(23,350)	(26,964)

	622,992	825,553

20 Cash, cash equivalents and other investments

	As of December 31,
	2008	2007
(i) Other investments
Deposits (due in more than 90 days)	90,008	65,337

(ii) Cash and cash equivalents
Cash at banks and deposits (due in less than 90 days)	1,065,552	1,125,830

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
21 Allowances and Provisions — non current

	Deducted from
	assets	Liabilities
	Allowance for	Legal claims
	doubtful	and
	accounts	other matters
Year ended December 31, 2008
Values at the beginning of the year	512	57,345
Adjustments corresponding to allowances from discontinued operations	—	(30,426)

At the beginning of the year, adjusted	512	26,919

Translation differences	(20)	(3,662)
Additions	—	11,359
Reversals	(322)	(9,001)
Uses	—	(1,215)

At December 31, 2008	170	24,400

Year ended December 31, 2007
Values at the beginning of the year	1,373	60,543
Adjustments corresponding to allowances from discontinued operations	—	(44,857)

At the beginning of the year, adjusted	1,373	15,686

Translation differences	(33)	(317)
Acquisition of business	—	10,011
Additions	—	3,432
Reversals	(828)	(437)
Uses	—	(1,456)

Adjustments corresponding to allowances from discontinued operations, at the end of the year	—	30,426

At December 31, 2007	512	57,345

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
22 Allowances — current

	Deducted from assets
	Allowance for
	doubtful	Obsolescence	Valuation
	accounts	allowance	allowance
Year ended December 31, 2008
Values at the beginning of the year	26,964	82,502	—
Adjustments corresponding to allowances from discontinued operations	(867)	(14,754)	—

At the beginning of the year, adjusted	26,097	67,748	—

Translation differences	(2,478)	(19,149)	(39,037)
Reversals	(3,931)	(40,084)	—
Additions	7,113	122,209	199,972
Uses	(3,451)	(5,841)	—

At December 31, 2008	23,350	124,883	160,935

Year ended December 31, 2007
Values at the beginning of the year	25,083	78,779	—
Adjustments corresponding to allowances from discontinued operations	(2,359)	(19,882)	—

At the beginning of the year, adjusted	22,724	58,897	—

Translation differences	(221)	(548)	—
Acquisition of business	4,616	14,357	—
Reversals	(3,493)	(19,569)	—
Additions	3,405	16,541	—
Uses	(934)	(1,930)	—

Adjustments corresponding to allowances from discontinued operations, at the end of the year	867	14,754	—

At December 31, 2007	26,964	82,502	—

23 Deferred income tax
Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of the applicable country.
Changes in deferred income tax are as follows:

	Year ended December 31,
	2008	2007
At beginning of the year	(1,295,975)	(945,652)
Adjustments corresponding to changes in deferred income tax from discontinued operations	43,675	178,873

At the beginning of the year, adjusted	(1,252,300)	(766,779)
Acquisition of business	—	(481,930)
Translation differences	141,526	16,518
Income statement credit/(charge)	300,614	(20,109)
Adjustments corresponding to changes in deferred income tax from discontinued operations, at the end of the year	—	(43,675)

At end of the year	(810,160)	(1,295,975)

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
23 Deferred income tax (continued)
The changes in deferred tax assets and liabilities (prior to offsetting the balances within the same tax jurisdiction) during the year are as follow:

					Total at
	Fixed		Intangible		December 31,
Deferred tax liabilities	assets	Inventories	assets	Other	2008

At beginning of year	(1,131,205)	(166,163)	(146,993)	(60,937)	(1,505,298)
Adjustments corresponding to deferred tax liabilities from discontinued operations	146,150	(21,778)	—	—	124,372

At the beginning of the year, adjusted	(985,055)	(187,941)	(146,993)	(60,937)	(1,380,926)

Translation differences	131,059	6,937	19,592	7,900	165,488
Income statement credit/(charge)	105,654	184,968	26,149	(26,206)	290,565

At end of year	(748,342)	3,964	(101,252)	(79,243)	(924,873)

			Tax loss		Total at
		Trade	carry-		December 31,
Deferred tax assets	Provisions	Receivables	forwards	Other	2008

At beginning of year	73,945	12,843	1,372	121,163	209,323
Adjustments corresponding to deferred tax assets from discontinued operations	(6,634)	—	—	(74,063)	(80,697)

At the beginning of the year, adjusted	67,311	12,843	1,372	47,100	128,626

Translation differences	(13,386)	(2,371)	—	(8,205)	(23,962)
Income statement credit (charge)	18,302	(3,653)	(1,372)	(3,228)	10,049

At end of year	72,227	6,819	—	35,667	114,713

Deferred tax assets and liabilities are offset when the entity a) has a legally enforceable right to set off the recognized amounts; and b) intends to settle the tax on a net basis or to realize the asset and settle the liability simultaneously.
As of December 31, 2008 and 2007, USD nil and USD 31,793, respectively, have been classified as non-current assets and USD 810,160 and USD 1,327,768, respectively, have been classified as non-current liabilities.
The amounts shown in the balance sheet include the following:

	As of December 31,
	2008	2007
Deferred tax assets to be recovered after more than 12 months	48,189	129,376
Deferred tax liabilities to be settled after more than 12 months	(927,764)	(1,339,333)

	(879,575)	(1,209,957)

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
24 Other liabilities

	As of December 31,
	2008	2007
(i) Other liabilities — non-current

Termination benefits	4,187	8,723
Pension benefits	125,700	317,050
Related Parties (Note 30)	1,021	1,272
Other	17,782	6,629

	148,690	333,674

Pension benefits
The amounts recognized in the consolidated balance sheet are determined as follows:

	Year ended December 31,
	2008	2007
Present value of unfunded obligations	156,359	362,748
Unrecognized prior service costs	(4,657)	(2,137)
Unrecognized actuarial losses	(26,002)	(43,561)

Liability in the balance sheet	125,700	317,050

The amounts recognized in the consolidated income statement are as follows:

	Year ended December 31,
	2008	2007
Current service cost	5,589	3,674
Interest cost	14,027	18,290
Amortization of prior service costs	661	580
Net actuarial (gains) losses recognized in the year	1,462	(3,842)

Total included in labor costs	21,739	18,702

Changes in the liability recognized in the consolidated balance sheet are as follows:

	Year ended December 31,
	2008	2007
At the beginning of the year	317,050	263,454
Adjustments corresponding to allowances from discontinued operations	(183,821)	(146,932)

At the beginning of the year, adjusted	133,229	116,522

Transfers and new participants of the plan	(139)	258
Total expense	21,739	18,702
Translation differences	(26,006)	185
Contributions paid	(639)	(2,438)

Adjustments corresponding to allowances from discontinued operations, at the end of the year	—	183,821

Effect of companies under joint control (see Note 4 (a))	(2,484)	—

At the end of year	125,700	317,050

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
24 Other liabilities (continued)
The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2008	2007
Mexico
Discount rate	9.75%	8.75%
Rate of compensation increase	4.00%	4.00%

	Year ended December 31,
	2008	2007
Argentina
Discount rate	7.00%	7.00%
Rate of compensation increase	2.00%	2.00%

	As of December 31,
	2008	2007
(ii) Other liabilities — current
Payroll and social security payable	88,610	106,755
Termination benefits	3,620	3,939
Participation account	—	51,219
Related Parties (Note 30)	1,563	9,194
Others	9,583	9,867

	103,376	180,974

25 Derivative financial instruments
Net fair values of derivative financial instruments
The net fair values of derivative financial instruments at December 31, 2008 and 2007 were as follows:

	Year ended December 31,
	2008	2007
Contracts with positive fair values:

Foreign exchange contracts	1,516	—
Commodities contracts	—	577

	1,516	577

Contracts with negative fair values:

Interest rate swap contracts	(97,153)	(9,557)
Foreign exchange contracts	(13,553)	(3,736)
Commodities contracts	(12,338)	—

	(123,044)	(13,293)

Derivative financial instruments breakdown is as follows:
a) Interest rate contracts
Fluctuations in market interest rates create a degree of risk by affecting the amount of the Company’s interest payments and the value of its fixed-rate debt. As of December 31, 2008, most of the Company’s long-term borrowings were at variable rates.
Ternium México entered into derivative instruments to manage the impact of the floating interest rate changes on its financial debt.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
25 Derivative financial instruments (continued)
On February 23, 2007, Ternium Mexico entered into four interest rate collar agreements that fix the interest rate to be paid over an aggregate notional amount of USD 250 million, in an average range of 4.16% to 6.00%. These agreements are due in November 2011 and March 2012.
On September 21, 2007, Ternium Mexico entered into several interest rate collars that fix the interest rate to be paid over an aggregate notional amount of USD 1,500 million, in an average range of 3.28% to 5.50%. These agreements are due in July 2009.
On June 18, 2008, Ternium Mexico entered into 4 knock-in swap agreements over an aggregate notional amount of USD 894 million, in an average swap level of 5.22% and a knock-in (“KI”) level of 2.5%. These agreements are due in July 2012. As of December 31, 2008, these contracts were accounted for under the hedge accounting method and generated a pre-tax reserve in equity for USD 70,241 thousand.
b) Foreign exchange contracts
From time to time, Ternium’s subsidiaries enter into derivative agreements to manage this exposure to currencies other than the US Dollar.
During December 2008, Siderar hedged its purchases of machinery denominated in Canadian Dollars with a zero cost collar for a notional amount of CAD 1.9 million and strike prices of 1.17 and 1.30, due in January 2009.
Beginning in November 2008, Siderar entered into several forward agreements to manage the exchange rate exposure generated by its sales in Euros. The notional amount covered as of December 31, 2008 was EUR 9.2 million with an average forward price of 1.30 US Dollars per Euro.
As of December 31, 2008, Prosid Investments had several non-deliverable forward (NDF) agreements with a notional amount of ARS 100 million at an average exchange rate of 3.62 Argentine Pesos per US Dollar. These NDFs cover indirect exposure of short term debt denominated in ARS and are due in January 2009.
During 2003, Ternium Mexico entered into a cross currency swap contract with Bank of America to manage its exposure to changes in the Mexican Peso against the US Dollar and the impact of the floating interest rate changes on certain debt certificates. As of December 31, 2008, the notional amount totaled USD 52.6 million and the fixed interest rate was 9.30% per annum. This agreement is due on May 27, 2009.
Furthermore, during December 2008, Ternium Treasury Services entered into a forward agreement over an aggregate notional amount of EUR 14 million, at an exchange rate of 1.43 US Dollars per Euro, to manage its exposure to investments in Euros. This forward is due on January 20, 2009.
The net fair values of the exchange rate derivative contracts as of December 31, 2008 and December 31, 2007 were as follows:

			Fair Value at December 31,
Currencies	Contract	Notional amount	2008	2007
USD/EUR	Forward	31,935	(423)	—
CAD/USD	Collar	1,613	6	—
MXN/USD	Cross Currency Swap	52,583	(12,678)	(2,486)
MXN/USD	Forward		—	(1,220)
ARS/USD	ND Forward	27,751	1,058	(30)

			(12,037)	(3,736)

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
25 Derivative financial instruments (continued)
c) Commodities contracts
Ternium Mexico entered into derivative structures to manage the impact of the fluctuation of natural gas price over its cost.
As of December 2008, Ternium Mexico had two structures outstanding with an aggregate notional amount of 7 million MMBTU (100 contracts a month). These structures cover 23% of Ternium Mexico’s natural gas consumption until July 2009. As of December 31, 2008, these contracts were accounted for under the hedge accounting method and generated a pre-tax reserve in equity for USD 12,338 thousand.

			Fair value at December 31,
Contract	Average price	Notional amount	2008	2007
Call — Purchases	9.79/9.55	7,000 MMBTU	129	1,200
Call — Sales	13.50	7,000 MMBTU	(7)	(29)
Put — Sales	9.79@KI 7.50 /9.55@KI 6.80	7,000 MMBTU	(21,248)	(594)
Put — Purchases	6.50	7,000 MMBTU	8,788	—

			(12,338)	577

26 Borrowings

	Year ended December 31,
	2008	2007
(i) Non-current
Bank borrowings	2,336,796	3,683,277
Less: debt issue costs	(10,929)	(7,205)

	2,325,867	3,676,072

(ii) Current
Bank borrowings	945,822	429,287
Less: debt issue costs	(4,362)	(23,048)

	941,460	406,239

Total Borrowings	3,267,327	4,082,311

The maturity of borrowings is as follows:

	Expected Maturity Date
					At December 31, (1)
	2009	2010	2011	2012	2008	2007

Fixed Rate	227,276	—	—	—	227,276	194,638
Floating Rate	714,184	542,882	493,427	1,289,558	3,040,051	3,887,673

Total	941,460	542,882	493,427	1,289,558	3,267,327	4,082,311

(1)
As most borrowings incorporate floating rates that approximate market rates and the contractual repricing occurs every 3 to 6 months, the fair value of the borrowings approximates this carrying amount and is not disclosed separately.

The weighted average interest rates — which incorporate instruments denominated mainly in US dollars and which also include the effect of derivative financial instruments- at the balance sheet date were as follows:

	December 31,
	2008	2007
Bank borrowings	2.79%	6.15%
The nominal average interest rates shown above were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments at December 31, 2008 and 2007, respectively.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
26 Borrowings (continued)
Breakdown of borrowings by currency is as follows:

		December 31,
Currency	Interest rates	2008	2007
USD	Floating	3,040,052	3,807,438
USD	Fixed	148,117	188,168
ARS	Fixed	38,754	2,067
MXN	Fixed	40,404	1,812
MXN	Floating	—	82,826

Total bank borrowings		3,267,327	4,082,311

USD: US dollars; ARS: Argentine pesos; MXN: Mexican pesos
27 Contingencies, commitments and restrictions on the distribution of profits
Ternium is involved in litigation arising from time to time in the ordinary course of business. Based on management’s assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of existing litigation will result in amounts in excess of recorded provisions that would be material to Ternium’s consolidated financial position or results of operations.
(i) Tax claims
(a) Siderar. AFIP — Income tax claim for fiscal years 1995 to 1999
The Administración Federal de Ingresos Públicos (“AFIP” — the Argentine tax authority) has challenged the charge to income of certain disbursements that Siderar has treated as expenses necessary to maintain industrial installations, which as such should be deducted in the year in which they take place. The AFIP asserts that these are investments or improvements that must be capitalized and, therefore, it made a jeopardy assessment of income tax due on a nominal tax basis plus fines and interest in fiscal years 1995 to 1999 amounting to approximately USD 21.7 million.
The Company appealed these assessments before the National Tax Court, as in the view of its legal and tax advisors, based on existing evidence and the work performed by the Tax Authorities, the Company would likely obtain a favorable ruling.
On April 13, 2005 the Company was notified of a ruling issued by the National Tax Court reducing the assessments made by the AFIP for fiscal years 1995 and 1996 by USD 14.1 million and instructing the recalculation of taxes in accordance with this ruling. The Company questioned the recalculation conducted by the AFIP, generating an incident that had favorable resolution to the criteria exposed by the Company. Consequently, in December 2006 Siderar made a payment of USD 0.1 million according to the Company’s filing and the Fiscal Court’s approval, which was then appealed by the AFIP.
Based on the above, the Company recognized a provision amounting to USD 4.7 million as of December 31, 2008 as management considers there is a probable cash outflow.
(ii) Commitments
The following are the Company’s main off-balance sheet commitments:
(a) Siderar entered into a contract with Tenaris, a related company of Ternium, for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris has to provide 250 tn/hour of steam, and Siderar has the obligation to take or pay this volume. The contracted amount of this outsourcing agreeement totals USD 134.7 million and is due to terminate in 2018.
(b) Siderar, within the investment plan to increase its production capacity, entered into several commitments to acquire new production equipment for a total consideration of USD 223.6 million. Given the severe international financial crisis, its impact in the steel global market and the uncertainty about the evolution of steel demand, Siderar rescheduled the execution of its investment plan and entered into a renegotiation process to reduce the outflow of cash during 2009.
(c) Siderar, following global steel industry tendencies, entered into several renegotiation processes regarding prices related to certain relevant raw material contracts, considering that the existing contractual terms do not reflect the current market conditions.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
27 Contingencies, commitments and restrictions on the distribution of profits (continued)
(d) Siderar entered into a contract with Air Liquide Argentina S.A. for the supply of oxygen, nitrogen and argon. The contracted amount totals USD 179.5 million and the agreement is due to terminate in 2025.
(e) The production process of Ternium Mexico’s (former Hylsa’s plants) requires a large amount of electricity. On December 20, 2000, Hylsa entered into a 25-year contract with Iberdrola Energia Monterrey, S.A. de C.V. (“Iberdrola”), a Mexican subsidiary of the Spanish Company Iberdrola Energía, S.A., for the supply of a contracted electrical demand of 143.2 MW. This contract effectively started on April 30, 2002, and currently supplies approximately 28% of Ternium México’s electricity needs with the remainder supplied by CFE, the Mexican state-owned utility company. The contract with Iberdrola will terminate in 2027.
Effective January 1, 2008, Iberdrola invoked an early termination clause included in the above mentioned contract in connection with two of the plants located in Puebla and Apodaca. This early termination clause provides for a ninety-day period before electricity supply is suspended. Accordingly, the termination of the contract and the suspension of the energy supply became effective on March 31, 2008. The contracted electrical demand from these two plants represents approximately 22% of the total demand of 143.2 MW.
(f) Ternium México (former Hylsamex S.A. de C.V. and subsidiaries) entered into 16 long-term operating lease agreements for the rental of machinery, materials handling equipment, earth moving equipment, computers and assorted vehicles. Total amounts due, from 2009 to 2012, include USD 6.3 million in lease payments. Total loss for lease payments recorded in the year ended December 31, 2008 accounts for USD 6.0 million.
Future minimum lease payments under non-cancellable operating leases are as follows:

Year	USD Million
2009	4.3
2010-2012	2.0

Total	6.3

(g) On April 5, 2000, several subsidiaries of Ternium México (former Grupo Imsa) which have facilities throughout the Mexican territory, entered into a 15-year energy purchase agreement for approximately 90 MW of electricity as purchased capacity with Tractebel Energía de Monterrey, S. de R.L. de C.V., distributed among each plant defined as a capacity user. Each capacity user is committed to pay Tractebel for the purchased capacity and for the net energy delivered. Ternium México is required to provide its best estimate of its expected nomination for capacity and energy under the specific limits and timelines. The monthly payments are calculated considering the capacity charges, energy charges, back-up power charges, and transmission charges, less any steam credits.
(h) On April 1, 2003, Ternium México (former Grupo Imsa, through Industrias Monterrey S.A. de C.V.) entered into a contract with PEMEX GAS and Petroquímica Básica for the supply of natural gas to one of Ternium México’s plants located in Monclova, based on an annual program established 30 days before the commencement of the following service year. This annual program is agreed based on Ternium México’s needs during the relevant period and Ternium México has the obligation to purchase this agreed volume, which is subject to renegotiation according to the agreement. The reference price is determined based on the average of the quoted prices of several indexes plus transportation and service costs depending on the areas or cities.
(i) On December 16, 2004, Ternium México (former Grupo Imsa) entered into a ten-year steel slab supply agreement (the “Agreement”) with Corus UK Limited (“Corus”) together with Grupo Marcegaglia (Italy), Duferco International (Switzerland), Donkuk Steel (South Korea) (collectively referred to as the “Off-takers”). During the term of the contract, Ternium México through one of its subsidiaries, will be entitled to purchase 15.4% of the production of Corus’ Teeside plant, estimated between 3.2 and 3.6 million tons of steel slab per year. This represents approximately 20% of Ternium México’s actual steel slab needs. The Agreement also establishes a supply schedule for each of the Off-takers.
Ternium México is committed to make predetermined cash payments during the term of the contract in addition to the purchase price paid for the steel slab, as follows: (i) an initial payment of USD 14.3 million, (ii) twenty semi-annual payments distributed proportionately in different percentages until 2014 for a total of USD 16.5 million, and (iii) additional payments for future capital investments in Corus’ Teeside plant amounting to approximately USD 15.1 million. The initial payment and the due payments described in (ii) above have been made prior to the acquisition of Ternium México by Ternium. In December 2007, the rights and obligations established in this contract were transferred to Alvory S.A.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
27 Contingencies, commitments and restrictions on the distribution of profits (continued)
(j) On January 19, 2006, Ternium México (former Grupo Imsa, through Industrias Monterrey S.A. de C.V) entered into an agreement with Gas Industrial de Monterrey, S.A. de C.V (GIMSA), under which GIMSA agrees to supply natural gas to two of Ternium México’s plants, based on an Annual Firm Base which is established 45 days before the commencement of the following service year and is determined based on Ternium México’s daily needs for the relevant period. Ternium México has the obligation to purchase the agreed volume, which is subject to changes according to written communications, as established in the agreement. The price is determined on a monthly basis pursuant to the methodology approved by the Energy Regulatory Commission for prices applicable to the area.
(iii) Restrictions on the distribution of profits
Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve has reached an amount equal to 10% of the share capital. At December 31, 2008, this reserve reached the above-mentioned threshold.
Ternium may pay dividends to the extent that it has distributable retained earnings and distributable reserves calculated in accordance with Luxembourg law and regulations. Therefore, retained earnings included in the consolidated financial statements may not be wholly distributable.
Shareholders’ equity under Luxembourg law and regulations comprises the following captions:

At December 31,
2008
Share capital	2,004,743
Legal reserve	200,474
Distributable reserves	201,674
Non distributable reserves	1,414,123
Accumulated profit at January 1, 2008	1,231,826
Profit for the year	225,455

Total shareholders equity under Luxembourg GAAP	5,278,295

During the annual general shareholders meeting held on June 4, 2008, the shareholders approved the consolidated financial statements and unconsolidated annual accounts for the year ended December 31, 2007, and a distribution of dividends of USD 0.05 per share (USD 0.50 per ADS), or USD 100.2 million. The dividends were paid on June 12, 2008.
28 Earnings per share
As mentioned in Note 1, on January 11, 2006, the Company launched an Initial Public Offering of 24,844,720 ADSs (each representing 10 shares of the Company) in the United States. The Company ´s Initial Public Offering was settled on February 6, 2006.
In connection with the over-allotment described in Note 1, on March 1, 2006, the Company issued 22,981,360 new shares.
As per the provisions contained in the Subordinated Convertible Loan Agreement, on February 6, 2006 the Company exchanged the Subordinated Convertible Loans (including interest accrued through January 31, 2006) held by ISL and converted them into shares at a conversion price of USD2 per share, resulting in the issuance of 302,962,261 new shares on February 9, 2006.
As provided in the Corporate Reorganization Agreement, on February 9, 2006, ISL contributed all of its assets and liabilities (including its interest in Amazonia) to the Company in exchange for 959,482,775 newly-issued shares of the Company after the settlement of the Initial Public Offering.
Upon consummation of the transactions mentioned above, as of December 31, 2006, the capital was increased to USD 2,004,743,442 represented by 2,004,743,442 shares, each having a nominal value of USD 1.00 each.
For fiscal years 2008, 2007 and 2006, the weighted average of shares outstanding totaled 2,004,743,442, 2,004,743,442 and 1,936,833,060 shares, respectively.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
28 Earnings per share (continued)
Earnings per share are calculated by dividing the net income attributable to equity holders of the Company by the daily weighted average number of ordinary shares outstanding during the year. Diluted earnings per share have been calculated giving effect to the conversion of the Subordinated Convertible Loans on the date each one was entered into.

	2008	2007	2006
Profit attributable to equity holders of the Company	715,418	784,490	795,424
Weighted average number of ordinary shares in issue	2,004,743,442	2,004,743,442	1,936,833,060
Basic earnings per share (USD per share)	0.36	0.39	0.41
Diluted earnings per share (USD per share)	0.36	0.39	0.41
29 Discontinued operations
(i) Sale of non strategic U.S. assets
On February 1, 2008, Ternium, through its subsidiary Imsa Acero S.A. de C.V., completed the sale of its interests in Steelscape Inc., ASC Profiles Inc., Varco Pruden Buildings Inc. and Metl-Span LLC to BlueScope Steel North America Corporation, a subsidiary of BlueScope Steel Limited, for a total consideration of USD 722.7 million on a cash-free and debt-free basis, net of working capital and other adjustments. Direct transaction costs paid by the Company in connection with this sale totaled USD 4.1 million. The Company continues to own Steelscape’s Shreveport, LA plant. Ternium has also retained its pre-engineered metal buildings and insulated steel panels businesses in Mexico. The result of this transaction was a gain of USD 97.5 million, calculated as the net proceeds of the sale less the book value of discontinued net assets and the corresponding tax effect.
(ii) Available for sale assets — Sidor
On March 31, 2008, the Company controlled approximately 59.7% of Sidor, while Corporación Venezolana de Guayana, or CVG (a Venezuelan governmental entity), and Banco de Desarrollo Económico y Social de Venezuela, or BANDES (a bank owned by the Venezuelan government), held approximately 20.4% of Sidor and certain Sidor employees and former employees held the remaining 19.9% interest.
Further to several threats of nationalization and various adverse interferences with management in preceding years, on April 8, 2008, the Venezuelan government announced its intention to take control over Sidor. Following the confirmation of the Venezuelan government’s decision to nationalize Sidor, on April 16, 2008, the Company, Sidor and the Venezuelan government entered into an agreement providing for the creation of a transition committee, composed of representatives of the government, the union and Sidor’s class B employee shareholders, which was charged with ensuring the normal conduct of Sidor’s production and commercial processes, acting in coordination with Sidor’s board of directors, during the transition period until the nationalization was completed. In the meantime, the Venezuelan Government took control of the process of negotiation of the collective labor agreement and excluded Sidor from that process.
On April 29, 2008, the National Assembly of Venezuela passed a resolution declaring that the shares of Sidor, together with all of its assets, were of public and social interest. This resolution authorized the Venezuelan government to take any action it deemed appropriate in connection with any such assets, including expropriation.
On May 11, 2008, the Decree Law 6058 of the President of Venezuela regulating the steel production activity in the Guayana, Venezuela region (the “Decree”), dated April 30, 2008, was published. The Decree ordered that Sidor and its subsidiaries and associated companies be transformed into state-owned enterprises (“empresas del Estado”), with the government owning not less than 60% of their share capital. The Decree required the Venezuelan government to create two committees: a transition committee to be incorporated into Sidor’s management and to ensure that control over the current operations of Sidor and its subsidiaries and associated companies was transferred to the government on or prior to July 12, 2008, and a separate technical committee, composed of representatives of the government and the private shareholders of Sidor and its subsidiaries and associated companies, to negotiate over a 60-day period (extendable by mutual agreement) a fair price for the shares to be transferred to Venezuela, together with the terms and conditions of the possible participation of such private shareholders in the share capital of the state-owned enterprises.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
29 Discontinued operations (continued)
(ii) Assets held for sale — Sidor (continued)
The Decree also stated that, in the event the parties failed to reach agreement regarding the terms and conditions for the transformation of Sidor and its subsidiaries and associated companies into state-owned enterprises by the expiration of the 60-day period, the Ministry of Basic Industries and Mining (the “MIBAM”) would assume control and exclusive operation, and the Executive Branch would order the expropriation of the shares of the relevant companies. Finally, the Decree specified that all facts and activities thereunder would be subject to Venezuelan law and any disputes would be submitted to Venezuelan courts.
On May 2, 2008, the Company communicated to the MIBAM, among other things, its consent to submit any controversy between the Company or its subsidiaries and Venezuela relating to Sidor’s nationalization to arbitration administered by the International Center for Settlement of Investment Disputes (“ICSID”) established by the Convention on the Settlement of Investment Disputes between States and the Nationals of Other States (the “ICSID Convention”). On May 14, 2008, the Company informed the MIBAM, among other things, that the determination of the compensation for the transfer of the Company’s interest in Sidor to Venezuela and the solution of any controversy between the Company or its subsidiaries and Venezuela relating to Sidor’s nationalization would be governed by the applicable investment treaties signed by Venezuela, and would not be submitted to Venezuelan courts.
Upon expiration of the term contemplated under the Decree, on July 12, 2008, Venezuela, acting through CVG, assumed operational control of Sidor. Following the change in operational control, CVG assumed complete responsibility for Sidor’s operations and Sidor’s board of directors ceased to function. Thereafter, Sidor’s operations were to be managed by a temporary operating committee; this committee, which could act by simple majority, was to have six members, with the majority of such members being appointed by CVG and one of CVG’s appointees to become the committee’s president and Sidor’s general manager. However, the temporary operating committee has subsequently become non-operational and, accordingly, Sidor’s operations are exclusively controlled and managed by Venezuela through CVG and MIBAM.
The term provided in the Decree for the negotiation of the conditions under which all or a significant part of the Company’s interest in Sidor would be transferred to Venezuela was extended until August 18, 2008. Negotiations continued even after this additional term expired. On August 29, 2008, the President of Venezuela publicly stated his rejection of the latest proposal submitted by the Company to the Venezuelan authorities as part of their ongoing negotiations. The negotiations were subsequently resumed and continue to be under way. As the date of issuance of these financial statements, Ternium continues to retain formal title over the shares.
On August 29, 2008, Ternium gave further notice to the MIBAM regarding the existence of a controversy under the applicable bilateral investment treaties as a consequence of the nationalization ordered by the President of Venezuela without payment of adequate compensation, and reserved the right to initiate arbitration proceedings before ICSID.
The Company’s investment in Sidor is protected under several bilateral investment treaties, including the treaty between Venezuela and the Belgium-Luxembourg Economic Union, and, as noted above, the Company has consented to the jurisdiction of the ICSID in connection with the Sidor nationalization process. The Company continues to reserve all of its rights under contracts, investment treaties and Venezuelan and international law and will continue to evaluate its options in realizing the fair value of its interest in Sidor prior to state intervention. In addition, the Company will defend itself vigorously against any attempt by the Venezuelan government to lower the compensation for its interest in Sidor as a result of any government claims.
Based on the facts and circumstances described above and following the guidance set forth by IAS 27, the Company ceased consolidating Sidor’s results of operations and cash flows as from April 1, 2008 and classified its investment in Sidor as a financial asset based on the definitions contained in paragraphs 11(c)(i) and 13 of IAS 32.
The Company classified its interest in Sidor as an available-for-sale investment since management believes it does not fulfill the requirements for classification within any of the remaining categories provided by IAS 39 and such classification is the most appropriate accounting treatment applicable to non-voluntary dispositions of assets.
Consistent with that treatment, the cost on initial measurement of the Sidor financial asset was its carrying amount at March 31, 2008 (IAS 27, paragraphs 31 and 32), and any difference between the carrying amount and the fair value of the Sidor financial asset at each reporting date shall be recognized directly in equity, except for impairment charges, foreign exchange gains/losses and the application of the effective interest method (IAS 39, paragraph 55(b)).

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
29 Discontinued operations (continued)
(ii) Assets held for sale — Sidor (continued)
Ternium is entitled to receive compensation in an amount equal to the fair value of Sidor just before the nationalization measures were announced as provided, among others, by Article 4 of the bilateral investment treaty between the Belgian-Luxembourg Economic Union and Venezuela. In addition, Ternium is entitled to submit the dispute concerning the nationalization to arbitration administered by ICSID, and in accordance with the ICSID Convention, a judgment by ICSID awarding compensation to Ternium would be binding upon the parties and immediately enforceable as if it were a final judgment of a court of each of the 143 States, including Venezuela, that have ratified the ICSID Convention.
In determining fair value though several valuation techniques, as further explained below, in all cases Ternium concluded that the amount of the expected compensation for the Sidor financial asset would be higher than the carrying amount. However, the variability in the range of fair value estimates is significant and the probabilities of the various estimates within that range cannot be reasonably assessed. Accordingly, and following the guidance set forth by paragraphs 46 (c), AG 80 and AG 81 of IAS 39, Ternium continues to record the Sidor financial asset at its carrying amount.
Ternium tests the Sidor financial asset for impairment at each reporting period. In measuring fair value, Ternium employs several different valuation techniques. Specifically, Ternium performed fair value estimates on the basis of discounted cash flows, FV/EBITDA multiples based on market capitalization of public steel companies and capacity multiples of public steel companies, as well as multiples of transactions that took place in the period preceding the nationalization, using FV/EBITDA and capacity multiples. In all of the scenarios evaluated by the Company, the estimated fair value of Ternium’s interest in Sidor, as calculated by the Company, exceeds the carrying amount of the Sidor asset at December 31, 2008 (USD 1.3 billion). Consequently, the Company did not recognize any impairment loss in connection with the Sidor financial asset.
The results of operations and cash flows generated by Sidor prior to its classification as an available-for-sale asset were presented as discontinued operations in these financial statements. Comparative figures were re-presented for consistency as required by IFRS 5.
(iii) Analysis of the result of discontinued operations:

	Year ended December 31,
	2008 (1)	2007 (2)	2006 (3)

Net sales	467,618	2,899,049	2,055,582
Cost of sales	(306,744)	(1,833,427)	(1,172,156)

Gross profit	160,874	1,065,622	883,426

Selling, general and administrative expenses	(90,362)	(328,850)	(247,749)
Other operating income (expenses), net	1,080	13,146	(2,915)

Operating income	71,592	749,918	632,762

Financial expenses, net	(15,330)	(13,018)	(8,480)
Loss from Participation Account — Sidor	(96,525)	(701,599)	(670,874)
Income from Participation Account	210,205	419,065	400,713
Equity in (losses) earnings of associated companies	(150)	(7,499)	3,863

Income before income tax	169,792	446,867	357,984

Income tax benefit	41,326	133,058	86,484

Discontinued operations	211,118	579,925	444,468

Reversal of currency translation adjustment — Sidor	(151,504)	—	—
Results from the sale of non strategic U.S. assets — see Note 29 (i)	97,481	—	—

Income from discontinued operations	157,095	579,925	444,468

(1)	Includes the results of Sidor for the period January 1, 2008 up to March 31, 2008.

(2)	Includes the results of Sidor for the period January 1, 2007 up to December 31, 2007 and the results from non strategic U.S. assets from August 1, 2007 up to December 31, 2007.

(3)	Includes the results of Sidor for the period January 1, 2006 up to December 31, 2006.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
29 Discontinued operations (continued)
(iv) Analysis of cash flows from discontinued operations:

	Year ended December 31,
	2008 (1)	2007 (2)	2006 (3)
Cash flows from discontinued operating activities
Net income of from discontinued operations	157,095	579,925	444,468
Adjustments for:
Depreciation and amortization	50,820	217,662	166,518
Income tax accruals less payments	(41,613)	(133,930)	(86,485)
Results from the sale of non strategic U.S. assets	(97,481)	—	—
Reversal of currency translation adjustment — Sidor	151,504	—	—
Changes in working capital and others	107,184	(39,356)	(40,906)

Cash flows from discontinued operating activities	327,509	624,301	483,595
Net cash used in discontinued investing activities	(54,923)	(98,685)	(82,835)
Net cash used in discontinued financing activities	(30,216)	(106,311)	(73,856)

Net cash flows from discontinued operations	242,370	419,305	326,904

(1)	Includes cash flow movements from Sidor for the period January 1, 2008 up to March 31, 2008.

(2)	Includes cash flow movements from Sidor for the period January 1, 2007 up to December 31, 2007 and cash flow movements from non strategic U.S. assets from August 1, 2007 up to December 31, 2007.

(3)	Includes cash flow movements from Sidor for the period January 1, 2006 up to December 31, 2006.
30 Related party transactions
The Company is controlled by San Faustín, which at December 31, 2008 indirectly owned 72.10% of Ternium’s shares and voting rights. Rocca & Partners S.A. controls a significant portion of the voting power of San Faustin N.V. and has the ability to influence matters affecting, or submitted to a vote of the shareholders of San Faustin N.V., such us the election of directors, the approval of certain corporate transactions and other matters concerning the Company’s policies. There are no controlling shareholders for Rocca & Partners S.A.. For commitments with Related Parties see Note 27.
The following transactions were carried out with related parties:

	Year ended December 31,
	2008	2007
(i) Transactions

(a) Sales of goods and services
Sales of goods to associated parties	—	7
Sales of goods to other related parties	109,036	50,431
Sales of services to associated parties	43	54
Sales of services to other related parties	1,101	4,318

	110,180	54,810

(b) Purchases of goods and services
Purchases of goods from other related parties	61,127	46,049
Purchases of services from associated parties	32,796	24,163
Purchases of services from other related parties	172,708	129,324

	266,631	199,536

(c) Financial results
Income with associated parties	906	534

	906	534

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
30 Related party transactions (continued)
(ii) Transactions involving discontinued operations
During the three-month period ended March 31, 2008 and during the year ended December 31, 2007, Sidor entered into several transactions with related parties outside the Ternium group. These transactions have been included within “Income from discontinued operations” in the consolidated income statements for the years ended December 31, 2008 and 2007. The related amounts are described in the table below:

	Year ended December 31,
	2008	2007
Sales of goods and services to related parties/associated companies	14,644	82,090
Purchases of goods and services to related parties/associated companies	29,947	92,447
Financial income with related parties/associated companies	488	2,932

	45,079	177,469

(iii) Year-end balances

	At December 31,
	2008	2007
a) Arising from sales/purchases of goods/services and other transactions
Receivables from associated parties	1,655	937
Receivables from other related parties	20,271	87,744
Advances to suppliers with other related parties	27,302	5,303
Payables to associated parties	(1,164)	(5,084)
Payables to other related parties	(44,047)	(32,346)

	4,017	56,554

(b) Other investments
Time deposit	15,075	12,673

	15,075	12,673

(iv) Officers and Directors’ compensation
The aggregate compensation of Officers and Directors earned during the years ended December 31, 2008, 2007 and 2006 amounts to USD 10,955 thousand, USD 9,984 thousand and USD 10,276 thousand, respectively.
31 Cash flow disclosures

	At December 31,
	2008	2007	2006
(i) Changes in working capital (i)
Inventories	(821,713)	(59,249)	(204,431)
Receivables, other investments and others	(35,031)	32,312	45,812
Trade receivables	(22,535)	68,962	(55,046)
Other liabilities	20,412	(3,543)	(59,161)
Trade payables	(212,605)	59,246	116,119

	(1,071,472)	97,728	(156,707)

(ii) Income tax accruals less payments
Tax accrued (Note 11)	162,703	291,345	353,044
Taxes paid	(251,214)	(342,816)	(280,431)

	(88,511)	(51,471)	72,613

(iii) Interest accruals less payments
Interest accrued	138,979	135,755	110,500
Interest paid	(223,130)	(48,175)	(108,263)

	(84,151)	87,580	2,237

(i)	Changes in working capital are shown net of the effect of exchange rate changes.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
32 Recently issued accounting pronouncements
(i) International Financial Reporting Standard 8, “Operating Segments”
In November 2006, the International Accounting Standards Board issued International Financial Reporting Standard 8, “Operating Segments” (“IFRS”). IFRS 8 sets out requirements for disclosure of information about an entity’s operating segments and also about the entity’s products and services, the geographical areas in which it operates, and its major customers.
An entity shall apply IFRS 8 in its annual financial statements for periods beginning on or after January 1, 2009. Earlier application is permitted. If an entity applies IFRS 8 in its financial statements for a period before January 1, 2009, it shall disclose that fact.
The Company’s management has not assessed the potential impact that the application of IFRS 8 may have on the Company’s financial condition or results of operations.
(ii) International Accounting Standard 23 (revised 2007), “Borrowing Costs”
In March 2007, the International Accounting Standards Board issued International Accounting Standard 23 (revised 2007), “Borrowing Costs” (the “Standard”). The Standard provides that borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset form part of the cost of that asset, while all other borrowing costs shall be recognized as an expense.
The Standard supersedes IAS 23 (revised 1993) and is applicable for annual periods beginning on or after 1 January 2009. Earlier application is permitted. If an entity applies the Standard from a date before 1 January 2009, it shall disclose that fact.
The Company’s management estimates that the application of IAS 23 (revised 2007) will not have a material effect on the Company’s financial condition or results of operations.
(iii) International Accounting Standard 27 (amended 2008), “Consolidated and separate financial statements”
In January 2008, the International Accounting Standards Board (“IASB”) issued International Accounting Standard 27 (amended 2008), “Consolidated and separate financial statements” (“IAS 27 - amended”). IAS 27 — amended includes modifications to International Accounting Standard 27 that are related, primarily, to accounting for non-controlling interests and the loss of control of a subsidiary.
IAS 27 — amended must be applied for annual periods beginning on or after 1 July 2009, although earlier application is permitted. However, an entity must not apply the amendments contained in IAS 27 — amended for annual periods beginning before 1 July 2009 unless it also applies IFRS 3 (as revised in 2008).
The Company’s management estimates that the application of IAS 27 — amended will not have a material effect on the Company’s financial condition or results of operations.
(iv) International Financial Reporting Standard 3 (revised January 2008), “Business combinations”
In January 2008, the IASB issued International Financial Reporting Standard 3 (revised January 2008), “Business combinations” (“IFRS 3 revised”). IFRS 3 revised includes amendments that are meant to provide guidance for applying the acquisition method.
IFRS 3 revised replaces IFRS 3 (as issued in 2004) and comes into effect for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009. Earlier application is permitted, provided that IAS 27 — amended is applied at the same time.
The Company’s management estimates that the application of IFRS 3 revised will not have a material effect on the Company’s financial condition or results of operations, until a business combination is consummated.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
32 Recently issued accounting pronouncements (continued)
(v) International Financial Reporting Standard 2 (amended January 2008), “Share-based payments”
In January 2008, the IASB issued International Financial Reporting Standard 2 (amended January 2008), “Share-based payments” (“IFRS 2 revised”). IFRS 2 revised establishes that for equity-settled share-based payment transactions, an entity shall measure the goods or services received, and the corresponding increase in equity, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the entity cannot estimate reliably the fair value of the goods or services received, the entity is required to measure their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted. For goods or services measured by reference to the fair value of the equity instruments granted, IFRS 2 revised specifies that all non-vesting conditions are taken into account in the estimate of the fair value of the equity instruments.
Entities shall apply these amendments to all share-based payments within the scope of IFRS 2 for annual periods beginning on or after 1 January 2009. Earlier application is permitted.
The Company’s management estimates that the application of IFRS 2 revised will not have a material effect on the Company’s financial condition or results of operations.
(vi) Amendments to International Accounting Standard 32 “Financial instruments: presentation” and International Accounting Standard 1 “Presentation of financial statements” (as revised in 2007) — Puttable financial instruments and obligations
In February 2008 the IASB amended International Accounting Standard 32 “Financial instruments: presentation” by requiring some financial instruments that meet the definition of a financial liability to be classified as equity. The amendment addresses the classification of some: (a) puttable financial instruments, and (b) instruments, or components of instruments, that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation.
Entities shall apply these amendments for annual periods beginning on or after 1 January 2009. Earlier application is permitted. If entities apply these amendments for an earlier period, they shall disclose that fact.
The Company’s management estimates that the application of IAS 32 (revised 2008) and IAS 1 (revised 2008) will not have a material effect on the Company’s financial condition or results of operations.
(vii) Amendments to IFRS 1 “First-time Adoption of International Financial Reporting Standards” and IAS 27 “Consolidated and Separate Financial Statements”
In May 2008, the IASB amended International Accounting Standard 27 “Consolidated and Separate Financial Statements Cost of an investment in a Subsidiary, Jointly Controlled Entity or Associate” (“IAS 27 — amended”). IAS 27 — amended includes modifications to International Accounting Standard 27 that are related, primarily, to the accounting for investments in subsidiaries, jointly controlled entities or associates in separate financial statements when reorganizations are established.
Additionally, the IASB amended International Financial Reporting Standard 1 “First-time adoption of international financial reporting standard” (“IFRS 1 — amended”). IFRS 1 — amended includes modifications to the accounting of subsidiaries, jointly controlled entities and associates at cost in the entity’s separate opening IFRS statement of financial position.
Entities shall apply these amendments for annual periods beginning on or after 1 January 2009. If entities apply these amendments for an earlier period, they shall disclose that fact.
The Company’s management estimates that the application of IAS 27 — amended and IFRS 1 — amended will not have a material effect on the Company’s financial condition or results of operations.
(viii) Improvements to International Financial Reporting Standards
In May 2008, the IASB issued “Improvements to International Financial Reporting Standards” by which it amended several international accounting and financial reporting standards.
Entities shall apply these amendments for annual periods beginning on or after 1 July 2009. If entities apply these amendments for an earlier period, they shall disclose that fact.
The Company’s management estimates that the application of this paper will not have a material effect on the Company’s financial condition or results of operations.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
32 Recently issued accounting pronouncements (continued)
(ix) IFRIC Interpretation 16 -Hedges of net investment in a foreign operation
In July 2008, International Financial Reporting Interpretations Committee (“IFRIC”) issued IFRIC Interpretation 16 “Hedges of net investment in a foreign operation” (“IFRIC 16”). IFRIC 16 applies to an entity that hedges the foreign currency risk arising from its net investments in foreign operations and wishes to qualify for hedge accounting in accordance with IAS 39.
An entity shall apply this Interpretation for annual periods beginning on or after 1 October 2008. Earlier application is permitted. If an entity applies this Interpretation for a period beginning before 1 October 2008, it shall disclose that fact.
The Company’s management estimates that the application of IFRIC 16 will not have a material effect on the Company’s financial condition or results of operations.
(x) Amendments to IAS 39 “Financial Instruments: Recognition and Measurement”
In July 2008, the IASB amended International Accounting Standard 39 “Financial Instruments: Recognition and Measurement” (“IAS 39 — amended”). IAS 39 — amended includes modifications to International Accounting Standard 39 that are related, primarily, to clarify how the principles that determine whether a hedged risk or portion of cash flows is eligible for designation should be applied in particular situations.
Entities shall apply these amendments for annual periods beginning on or after 1 July 2009. If entities apply these amendments for an earlier period, they shall disclose that fact.
The Company’s management estimates that the application of IAS 39 — amended will not have a material effect on the Company’s financial condition or results of operations.
(xi) Amendments to IAS 39 “Financial Instruments: Recognition and Measurement” and IFRS 7 “Financial Instruments: Disclosures”
In October 2008, the IASB amended International Accounting Standard 39 “Financial Instruments: Recognition and Measurement” (“IAS 39 — amended”) and IFRS 7 “Financial Instruments: Disclosures” (“IFRS 7 — amended”). The amendments will only permit reclassification of certain non-derivative financial assets recognized in accordance with IAS 39. Financial liabilities, derivatives and financial assets that are designated as at fair value through profit or loss on initial recognition under the fair value option cannot be reclassified. The amendments therefore only permit reclassification of debt and equity financial assets subject to meeting specified criteria and do not permit reclassification into the category of fair value through profit or loss.
Entities shall apply these amendments on or after 1 July 2008. Entities are not permitted to reclassify financial assets in accordance with the amendments before 1 July 2008. Any reclassification of a financial asset made on or after 1 November 2008 will take effect only from the date when the reclassification is made. Any reclassification of a financial asset in accordance with the amendments should not be applied retrospectively to reporting periods ended before the effective date.
The Company’s management estimates that the application of IAS 39 — amended and IFRS 7 — amended will not have a material effect on the Company’s financial condition or results of operations.
33 Financial risk management
1) Financial risk factors
Ternium’s activities expose the Company to a variety of risks: market risk (including the effects of changes in foreign currency exchange rates, interest rates and commodities prices), credit risk and liquidity risk.
Ternium’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance. Ternium’s subsidiaries may use derivative financial instruments to hedge certain risk exposures.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
33 Financial risk management (continued)
1.1) Market Risk
(i) Foreign exchange rate risk
Ternium operates and sells its products in different countries, and as a result is exposed to foreign exchange rate volatility. In addition, the Company entered into several borrowings that contain covenants providing for the compliance with certain financial ratios, including ratios measured in currencies other that the U.S. dollar. This situation exposes Ternium to a risk of non-compliance derived from volatility in foreign exchange rates. Ternium’s subsidiaries may use derivative contracts in order to hedge their exposure to exchange rate risk derived from their trade and financial operations.
Ternium general policy is to minimize the negative impact of fluctuations in the value of other currencies with respect to the U.S. dollar. Ternium’s subsidiaries monitor their net operating cash flows in currencies other than the U.S. dollar, and analyze potential hedgings according to market conditions. These hedgings can be carried out by netting operational positions or by financial derivatives. However, regulatory or legal restrictions in the countries in which Ternium’s subsidiaries operate, could limit the possibility of the Company carrying out its hedging policy.
Ternium has foreign operations, whose net assets are exposed to foreign currency translation risk, some of which may impact net income. The fact that some subsidiaries have measurement currencies other than the U.S. dollar may, at times, distort the results of the hedging efforts as reported under IFRS.
(i) Foreign exchange rate risk (continued)
The following table shows a breakdown of Ternium’s assessed balance sheet exposure to currency risk as of December 31, 2008. These balances include intercompany positions where the intervening parties have different functional currencies.

USD million	Functional Currency
Exposure to	USD		MXN	ARS

US dollar (USD)	(n/a	)	(2,286.3)	(152.8)
EU euro (EUR)	30.2		(6.4)	55.2
Other currencies	1.1		—	—
We estimate that if the Argentine peso and Mexican peso had weakened by 1% against the US dollar with all other variables held constant, total pre-tax income for the year would have been USD 24.3 million lower, as a result of foreign exchange gains/losses on translation of US dollar-denominated financial position, mainly trade receivables and borrowings. This effect would have been offset by the change in the currency translation adjustment recorded in equity.
Considering the same variation of the currencies against the US dollar of all net investments in foreign operations amounting to USD 3.3 billion, the currency translation adjustment included in total equity would have been USD 33.4 million lower, arising from the adjustment on translation of the equity related to the Mexican peso and the Argentine peso.
(ii) Interest rate risk
Ternium manages its exposure to interest rate volatility through its financing alternatives and hedging instruments. Borrowings issued at variable rates expose the Company to the risk of increased interest expense in the event of a raise in market interest rates, while borrowings issued at fixed rates expose the Company to a variation in its fair value. The Company’s interest-rate risk mainly arises from long-term borrowings that bear variable-rate interest that is partially fixed through different derivative transactions, such as swaps and structures with options. The Company’s general policy is to maintain a balance between instruments exposed to fixed and variable rates; which can be modified according to long term market conditions.
Ternium’s nominal weighted average interest rate for its debt instruments was 1.98% and 6.15% for 2008 and 2007, respectively. These rates were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of each instrument as of December 31, 2008 and 2007, respectively. This nominal weighted average interest rate does not include the effect of derivative financial instruments.

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
33 Financial risk management (continued)
1.1) Market Risk (continued)
(ii) Interest rate risk (continued)
Ternium’s total variable interest rate debt amounted to USD 3,040 million (93% of total borrowings) at December 31, 2008 and USD 3,888 million (95 % of total borrowings) at December 31, 2007.
If interest rates on the aggregate average notional of US dollar denominated borrowings held during 2008, would have been 100 basis points higher with all other variables held constant, total profit for the year ended December 31, 2008 would have been USD 34.0 million lower, excluding the effect of derivative contracts mentioned in Note 25 (a).
(iii) Commodity price risk
In the ordinary course of its operations, Ternium purchases raw materials (such as iron ore and slabs) and other commodities (including electricity and gas). Commodity prices are generally volatile as a result of several factors, including those affecting supply and demand, political, social and economic conditions, and other circumstances. Ternium monitors its exposure to commodity price volatility on a regular basis and applies customary commodity price risk management strategies, including entering into long-term supply agreements and/or fixing commodity prices for limited periods of time. For further information on long-term commitments, see note 27(ii).
1.2) Credit risk
Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. Ternium’s subsidiaries have credit guidelines in place to ensure that derivative and treasury counterparties are limited to high credit quality financial institutions.
Ternium has no significant concentrations of credit risk from customers. No single customer accounts for more than five percent of Ternium’s sales. Ternium’s subsidiaries have policies in place to ensure that sales are made to customers with an appropriate credit history, and that credit insurances, letters of credit or other instruments are requested to reduce credit risk whenever deemed necessary. The subsidiaries maintain allowances for potential credit losses. The utilization of credit limits is regularly monitored.
Trade and other receivables are carried at face value less allowance for doubtful accounts, if applicable. This amount does not differ significantly from fair value. The other receivables do not contain significant impaired assets.
As of December 31, 2008, trade receivables total USD 623.0 million. These trade receivables are collateralized by guarantees under letter of credit and other bank guarantees of USD 44.7 million, credit insurance of USD 316.3 million and other guarantees of USD 14.4 million.
As of December 31, 2008, trade receivables of USD 534.9 million were fully performing.
As of December 31, 2008, trade receivables of USD 88.1 million were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. These trade receivables as of December 31, 2008, are past due less than 3 months.
The amount of the allowance for doubtful accounts was USD 23.4 million as of December 31, 2008. This allowance for doubtful accounts and the existing guarantees are sufficient to cover overdue trade receivables.
The carrying amounts of the Company’s trade and other receivables as of December 31, 2008, are denominated in the following currencies:

Currency	USD million

US dollar (USD)	610.6
EU euro (EUR)	69.2
Argentine peso (ARS)	80.4
Mexican peso (MXN)	230.8
Other currencies	1.1

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
33 Financial risk management (continued)
1.3) Liquidity risk
Management maintains sufficient cash and marketable securities and credit facilities to finance normal operations.
Management monitors rolling forecasts of the group’s liquidity reserve on the basis of expected cash flow.
The Company has not negotiated additional credit facilities.
The table below analyses financial liabilities into relevant maturity groups based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Expected Maturity Date (at December 31, 2008)
USD million	2009	2010	2011	2012	Thereafter

Borrowings	941.5	542.9	493.4	1,289.6	—
Interests to be accrued	53.3	28.0	20.5	15.1	—
Trade payables and other liabilities	503.0	—	—	—	—

Total	1,497.8	570.9	513.9	1,304.7	—

1.4) Capital risk
Ternium seeks to maintain an adequate debt/equity ratio considering the industry and the markets where it operates. The year-end ratio debt over debt plus equity is 0.37 and 0.39 as of December 31, 2008 and 2007, respectively. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.
2) Financial instruments by category
The accounting policies for financial instruments have been applied to the line items below:

		Assets at fair
At December 31, 2008	Loans and	value through
(in USD thousand)	receivables	profit and loss	Derivatives	Total
(i) Assets as per balance sheet (1)
Receivables	39,626			39,626
Derivative financial			1,516	1,516
Trade receivables	622,992			622,992
Other investments		105,084		105,084
Cash and cash equivalents		1,065,552		1,065,552

Total	662,618	1,170,636	1,516	1,834,770

(1)	It does not include available for sale assets related to discontinued operations- Sidor (see note 29 (ii))

		Other
At December 31, 2008		financial
(in USD thousand)	Derivatives	liabilities	Total

(ii) Liabilities as per balance sheet
Other liabilities		104,945	104,945
Trade payables		398,096	398,096
Derivative financial instruments	123,044		123,044
Borrowings		3,267,327	3,267,327

Total	123,044	3,770,368	3,893,412

TERNIUM S.A.
Notes to the Consolidated Financial Statements (Contd.)
33 Financial risk management (continued)
3) Accounting for derivative financial instruments and hedging activities
Derivative financial instruments are initially recognized in the balance sheet at cost and subsequently remeasured at fair value. Changes in fair value are disclosed under Financial income, net line item in the income statement. Ternium does not hedge its net investments in foreign entities.
Ternium designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly interest rate swaps, collars and commodities contracts). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. Amounts accumulated in equity are recognized in the income statement in the same period than any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Ternium derivative financial instruments (asset or liability) continues to be reflected on the Balance Sheet.
For transactions designated and qualifying for hedge accounting, Ternium documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. At December 31, 2008, the effective portion of designated cash flow hedges amounts to USD 59.5 million (net of taxes for USD 23.1 million) and is included as “Change in fair value of cash flow hedge (net of taxes)” under “Revaluation and other reserves” line item in the Statement of changes in shareholders’ equity.
Ternium documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.
The fair values of various derivative instruments used for hedging purposes are disclosed in Note 25. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.
Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement.
4) Fair value estimation
The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.
For the purpose of estimating the fair value of financial assets and liabilities with maturities of less than one year, the Company uses the market value less any estimated credit adjustments. For other investments, including the trust fund, the Company uses quoted market prices.
As most borrowings include variable rates or fixed rates that approximate market rates and the contractual re-pricing occurs every 3 to 6 months, the fair value of the borrowings approximates its carrying amount and is not disclosed separately.
In assessing the fair value of derivatives and other financial instruments, Ternium uses a variety of methods, including, but not limited to, estimated discounted value of future cash flows using assumptions based on market conditions existing at each balance sheet date.
Roberto Philipps
Chief Financial Officer

Audited Annual Accounts
as at December 31, 2008
Ternium S.A.
Société Anonyme
46a, Avenue John F. Kennedy, 2nd floor
L-1855 Luxembourg
R.C.S. Luxembourg B-98-668

Management Report
The board of directors of Ternium S.A. (the “Company”) submits the annual accounts for the fiscal year ended December 31, 2008 in accordance with article 20 of the Company’s articles of association and Luxembourg applicable laws and regulations.
The Company
The Company has qualified for, and was admitted to, the Billionaire holding company tax regime in conjunction with the financing holding company tax regime in Luxembourg starting January 1, 2006.
On January 11, 2006, the Company announced that it had filed a registration statement on Form F-1 with the U.S. Securities and Exchange Commission related to its proposed initial public offering of 24,844,720 American Depositary Shares (“ADSs”), each representing ten shares of common stock.
Ternium’s ADSs began trading on the New York Stock Exchange under the symbol “TX” on February 1, 2006.
On April 29, 2007, the Company entered into an agreement with Grupo IMSA S.A.B. de C.V. (“Grupo Imsa”) and Grupo Imsa’s controlling shareholders under which the Company obtained control of Grupo Imsa for a total consideration (equity value) of approximately USD 1.7 billion.
Under the agreement with Grupo Imsa mentioned before, the Company, through its wholly owned subsidiary Ternium Internacional España S.L.U., made a cash tender offer under applicable Mexican law for all of the issued and outstanding share capital of Grupo Imsa at a price of USD 6.40 per share. Pursuant to the tender offer, the Company indirectly acquired 25,133,856 shares representing 9.3% of the issued and outstanding capital of the company.
Concurrently with the consummation of the tender offer, on July 26, 2007, all the shares of Grupo Imsa that were not tendered into the tender offer (including the shares owned by Grupo Imsa’s majority shareholders), representing 90.7% of Grupo Imsa’s issued and outstanding share capital were redeemed for cash pursuant to a capital reduction effected at the same price per share. Accordingly, the Company became the sole shareholder of Grupo Imsa.
This transaction was financed primarily through the incurrence of debt as follows:
•
The Company made several borrowings in an aggregate principal amount of USD 125 million under a loan facility with a syndicate of banks led by Calyon New York Branch as administrative agent, the proceeds of which were primarily used to finance the above described tender offer. This loan was fully repaid during January 2008.

•
Ternium’s affiliated company Hylsa S.A. de C.V. (Hylsa) made several borrowings in an aggregate principal amount of USD 3,485 million under a loan facility with a syndicate of banks led by Calyon New York Branch as administrative agent, the proceeds of which were primarily used to finance the above described capital reduction by Grupo Imsa, to refinance existing indebtedness of Grupo Imsa and Hylsa and to pay taxes, fees and expenses related to the transaction.

On December 19, 2007, the Company, through its subsidiary Imsa Acero S.A. de C.V. (“Imsa Acero”), entered into a stock purchase agreement with BlueScope Steel North America Corporation, a subsidiary of BlueScope Steel Limited, for the sale of Grupo Imsa’s interests in Steelscape Inc., ASC Profiles Inc., Varco Pruden Buildings Inc. and Metl-Span LLC. Following consummation of the sale, the Company, through its subsidiary Imsa Acero, continues to own Steelscape’s Shreveport plant.
On February 1, 2008, Imsa Acero completed this sale for a total consideration of USD 722.7 million on a cash-free and debt-free basis, net working capital and other adjustments. Direct transaction costs paid by Imsa Acero in connection with this sale totaled USD 4.1 million. Imsa Acero used the proceeds of the sale to prepay financial debt.

Management Report (Contd.)
Imsa Acero, through its subsidiaries, sold the assets after determining that they were not a strategic fit with its production system. Imsa Acero continues to own Steelscape’s Shreveport, LA plant, which has already been integrated into its operations. Imsa Acero has also retained its pre-engineered metal buildings and insulated steel panels businesses in Mexico.
Effective April 1, 2008, Ternium Mexico S.A. de C.V. was formed as a result of the merger of Grupo Imsa, Hylsamex and Hylsamex’s major shareholder. Ternium Mexico and its subsidiaries operate all of Ternium’s mining and steel production activities in Mexico.
Results for the year
Profit for the year ended December 31, 2008 totaled USD 225.5 million.
Income for the year 2008 totaled USD 254.7 million:
a)
Dividends obtained by the Company totaled USD 242.6 million, from its investments in Consorcio Siderurgia Amazonia Ltd (USD 64.7 million), Ternium Internacional S.A. (USD 128.7 million, of which USD 5.0 million were paid with the participation in Ternium International Inc. — Panama), Siderar S.AI.C. (USD 30.3 million), Ternium Treasury Services S.A. (USD 11.0 million) and Alvory S.A. (USD 7.9 million).

b)	Interest earnings from financial investments amounted to USD 9.7 million.

c)	Gains from net foreign exchange transactions amounted to USD 2.4 million.
Charges for the year 2008 totaled USD 29.2 million, principally due to:
a)
Interest expenses totaled USD 2.6 million, as a result of the amounts owed to: (i) affiliated companies in connection with the acquisition of investments (USD 2.0 million) and (ii) financial institutions involved in the acquisition of Grupo Imsa (USD 0.6 million).

b)	Administrative and general expenses totaled USD 13.3 million, amortization of formation expenses USD 5.5 million and taxes USD 0.2 million.

c)	Loss from exchange of shares in affiliated undertakings totaled USD 7.6 million.
As of December 31, 2008, the Company had investments in affiliated companies for USD 4,988 million.
Detailed below are modifications of investments in affiliated companies (not including dividends received) for the last two years:
•	On May 3, 2007, the Company made a cash contribution of USD 1,793,658 to Alvory, a wholly owned subsidiary company.

•
On May 24, 2007, the Company acquired from its wholly owned subsidiary Industrial Investments Inc. (“I.I.I. BVI.”) one share of Fasnet International S.A. (“Fasnet”), a holding company whose main asset was an ownership interest in I.I.I. BVI. Purchase price for this acquisition totaled USD 187,740 and through this acquisition the Company reached a 100% equity interest in Fasnet. As of that date, Fasnet transferred to the Company its entire investment in I.I.I. BVI. by means of a capital reduction of USD 19,179,200.

•	On June 27, 2007, the Company made a cash contribution of USD 3,000,000 to Ternium Treasury Services S.A., a wholly owned subsidiary company.

•
On June 1, 2007, the Company and Ternium Internacional S.A. (a wholly owned subsidiary company) entered into the I.I.I. BVI. Acquisition Agreement. On the terms and subject to the conditions of this Agreement, on June 6, 2007, Ternium Internacional S.A. (“Ternium Internacional”) acquired from the Company 50,000 shares of I.I.I. BVI. representing 100% of the issued and outstanding share capital of this company. In accordance with the Agreement, the purchase price (amounting to USD 1,700,000,000) would be paid as follows: (i) USD 150,000,000 in cash; and (ii) USD 1,550,000,000 through a convertible loan.

Management Report (Contd.)
•
On August 17, 2007, Inversiones Siderúrgicas S.A. (a wholly owned subsidiary of the Company) transferred to the Company its investments in Amazonia and Ylopa — Servicos de Consultadoria. As a result of the transactions mentioned above, the Company increased its ownership in Amazonia and Ylopa up to 85.62% and 88.89%, respectively. Afterwards, the Company decided the reduction of Inversiones Siderúrgicas S.A.’s share capital to USD 800 and sold it for an aggregate purchase price of USD 982.

•
On December 6, 2007, the convertible loan mentioned above was converted into shares of Ternium Internacional (excluding interest accrued at that day for USD 50,374,979). On June 6, 2007, the Company made a cash contribution of USD 150,000,000 to Ternium Internacional. This contribution was used to cancel the cash portion of the purchase price agreed for the acquisition of I.I.I. BVI. as described above.

•
On April 22, 2008, the Company and Prosid Investments S.C.A. (a partially owned subsidiary of the Company through its participation in Siderar S.A.I.C.) entered into an agreement to increase the equity of Ylopa — Servicos de Consultadoria. Both the Company and Prosid Investments transferred to Ylopa — Servicos de Consultadoria their participation in Amazonia. As a result of this transaction, the Company reduced its direct participation in Ylopa from 88.89% to 85.62% and Prosid Investments increased its participation in Ylopa from 11.11% to 14.38%.

•
On June 18, 2008, Ternium Internacional S.A. paid an in-kind dividend to the Company (which is its sole shareholder) consisting of 100% of the outstanding share capital of Ternium International Inc. (Panama) for a total value of USD 5.0 million.

•	On July 9, 2008, the Company made a cash contribution of USD 20,000 to its newly acquired wholly owned subsidiary Dirken Company S.A.

•
On October 31, 2008, the Company approved the spin-off of the investments held by Ternium Internacional S.A. in Ternium Internacional España S.L.U. and Ternium Brasil S.A. On the same day, Ternium S.A. transferred these investments to Dirken Company S.A. As a result of this transaction, the cost of the Company’s investment in Dirken Company S.A. increased by USD 1.7 billion and the cost of its investment in Ternium Interncional S.A. decreased by the same amount.

•
On December 18, 2008, the Company transferred its ownership in Siderar S.A. (representing a 60.93% equity interest in that company) to Dirken Company S.A., which in turn contributed such asset into Ternium Internacional España S.L.U. As a result of this transaction, the Company increased its investment in Dirken Company S.A. by USD 1,468,053,310 and decreased its investment in Siderar S.A. by USD 1,475,154,500, generating a net loss of USD 7,101,190 from this transfer of shares.

As a result of the transactions detailed above, the financial assets of the Company as at December 31, 2008 consist of:

		% of	Book value at	Net Additions/	Book value at
		beneficial	12.31.2007	(Decreases)	12.31.2008
Company	Country	ownership	USD	USD	USD

Ylopa — Serviços de Consultadoria Lda.	Portugal	85.62%	24,050,942	1,664,140,636	1,688,191,578

Consorcio Siderurgia Amazonia S.L.U.	Spain	—	1,664,640,743	(1,664,640,743)	—

Dirken Company S.A.	Uruguay	100%	—	3,168,073,310	3,168,073,310

Siderar S.A.I.C.	Argentina	—	1,475,154,500	(1,475,154,500)	—

Ternium Internacional S.A.	Uruguay	100%	1,820,000,000	(1,700,000,000)	120,000,000

Fasnet International S.A.	Panama	100%	10,000	—	10,000

Ternium Treasury Services S.A.	Uruguay	100%	3,000,000	—	3,000,000

Ternium International Inc.	Panamá	100%	—	5,000,000	5,000,000

Alvory S.A.	Uruguay	100%	4,147,658	—	4,147,658

Shares in affiliated undertakings			4,991,003,843	(2,581,297)	4,988,422,546

Roberto Philipps
Chief Financial Officer

Independent Auditor’s report
To the Shareholder(s) of
Ternium S.A.
Report on the financial statements
We have audited the accompanying financial statements of Ternium S.A., which comprise the balance sheet as at December 31, 2008, and the profit and loss account for the year then ended, and a summary of significant accounting policies and other explanatory notes.
Board of Directors’ responsibility for the financial statements
The Board of Directors is responsible for the preparation and fair presentation of these financial statements in accordance with Luxembourg legal and regulatory requirements relating to the preparation of the financial statements. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.
Auditor’s responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing as adopted by the “Institut des Réviseurs d’Entreprises”. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the Auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the Auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the the Board of Directors, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, these financial statements give a true and fair view of the financial position of Ternium S.A. as of December 31, 2008 and of the results of its operations for the year then ended in accordance with Luxembourg legal and regulatory requirements relating to the preparation of financial statements.
We draw attention to Note 3 to the annual accounts which describes the uncertainty related to the amount of the compensation to be received by Ternium in connection with the nationalization process of Sidor CA. Our opinion is not qualified in respect of this matter.
Report on other legal and regulatory requirements
The management report, which is the responsibility of the Board of Directors, is in accordance with the financial statements.

PricewaterhouseCoopers S.à r.l.	Luxembourg, February 24, 2009
Réviseur d’entreprises
Represented by
Mervyn R. Martins

Balance sheets as at December 31, 2008 and 2007
(expressed in United States Dollars)

	Notes	12/31/2008	12/31/2007
		USD	USD
ASSETS

Formation expenses	5	9,317,828	14,858,687

		9,317,828	14,858,687

Fixed assets

Financial assets	6
- Shares in affiliated undertakings		4,988,422,546	4,991,003,843
- Loans to affiliated undertakings		—	32,583,576

		4,988,422,546	5,023,587,419

Current assets

Debtors
- Receivables owed by affiliated undertakings	7	—	1,500,849
- Other receivables		22,710	21,663

		22,710	1,522,512

Cash at banks, cash in hand and cash equivalents	8
- with affiliated undertakings		283,632,241	337,876,480
- with third parties		98,498	31,707,391

		283,730,739	369,583,871

Total assets		5,281,493,823	5,409,552,489

The accompanying notes are an integral part of these annual accounts.

Balance sheets as at December 31, 2008 and 2007 (Contd.)
(expressed in United States Dollars)

	Notes	12/31/2008	12/31/2007
		USD	USD

LIABILITIES

Shareholders’ equity	9
- Share capital		2,004,743,442	2,004,743,442
- Legal reserve	11	200,474,346	200,474,346
- Distributable reserves		201,674,465	301,911,637
- Non distributable reserves		1,414,121,505	1,414,121,505
- Retained earnings		1,231,826,086	499,842,576
- Profit for the year		225,455,160	731,983,510

		5,278,295,004	5,153,077,016

Provisions
- Tax provision	14	—	5,814,588

			5,814,588

Creditors

- Amounts owed to affiliated undertakings becoming due and payable after more than one year	12	—	117,245,291

becoming due and payable within one year	12	1,417,226	2,889,945

- Amounts owed to credit institutions Becoming due and payable after more than one year	13	—	111,111,111

becoming due and payable within one year	13	—	17,407,495

Other creditors
- becoming due and payable within one year		1,781,593	2,007,043

		3,198,819	250,660,885

Total liabilities		5,281,493,823	5,409,552,489

The accompanying notes are an integral part of these annual accounts.

Profit and loss accounts for the years ended
December 31, 2008 and 2007
(expressed in United States Dollars)

	Notes	12/31/2008	12/31/2007
		USD	USD
CHARGES

Amortization of formation expenses	5	5,540,859	4,808,219

Administrative and general expenses	15	13,279,020	10,919,853

Interest expense	16	2,621,384	17,458,077

Realized loss on exchange		—	296,171

Realized loss from the transfer of shares in affiliated undertakings	2	7,601,297	—

Taxes (Other than income taxes)	14	207,764	5,986,682

Profit for the year		225,455,160	731,983,510

Total charges		254,705,484	771,452,512

INCOME

Realized gain from the transfer of shares in affiliated undertakings	2	—	189,986,450

Interest income	16	9,722,328	59,260,209

Realized gain on exchange		2,409,203	—

Dividends income	17	242,573,953	522,205,853

Total income		254,705,484	771,452,512

The accompanying notes are an integral part of these annual accounts.

Notes to the accounts
Notes to the accounts
Note 1 — Business of the Company
Ternium S.A. (the “Company” or “Ternium”) was incorporated on December 22, 2003 as a Luxembourg société anonyme holding under the law of August 10, 1915 relating to commercial companies and the law of July 31, 1929 relating to holding companies for an unlimited period.
The registered office of the Company is established in Luxembourg. The Company’s financial year starts on January 1 and ends on December 31 of each year.
Ternium’s ADS began trading on the New York Exchange under the symbol “TX” on February 1, 2006.
The Company’s objective is to invest in companies that manufacture, process and distribute flat and long steel products, providing raw materials for several industrial activities.
The Company also prepares consolidated financial statements, which are published according to the provisions of the law and that are available at the registered office of the Company, 46a, Avenue John F. Kennedy — 2nd floor, L-1855, Luxembourg.
Note 2- Acquisition of business
On April 29, 2007, the Company entered into an agreement with Grupo IMSA S.A.B. de C.V. (“Grupo Imsa”) and Grupo Imsa’s controlling shareholders under which the Company, through its subsidiaries, obtained control of Grupo Imsa for a total consideration (equity value) of approximately USD 1.7 billion.
Under the agreement with Grupo Imsa mentioned before, the Company, through its wholly owned subsidiary Ternium Internacional España S.L.U., made a cash tender offer under applicable Mexican law for all of the issued and outstanding share capital of Grupo Imsa at a price of USD 6.40 per share. Pursuant to the tender offer, the Company indirectly acquired 25,133,856 shares representing 9.3% of the issued and outstanding capital of Grupo Imsa.
Concurrently with the consummation of the tender offer, on July 26, 2007, all the shares of Grupo Imsa that were not tendered into the tender offer (including the shares owned by Grupo Imsa’s majority shareholders), representing 90.7% of Grupo Imsa’s issued and outstanding share capital were redeemed for cash pursuant to a capital reduction effected at the same price per share. Accordingly, the Company became the sole shareholder of Grupo Imsa.
This transaction was financed primarily through the incurrence of debt as follows:
•
The Company made several borrowings in an aggregate principal amount of USD 125 million under a loan facility with a syndicate of banks led by Calyon New York Branch as administrative agent, the proceeds of which were primarily used to finance the above described tender offer. This loan was fully repaid during January 2008.

•
Ternium’s affiliated company Hylsa S.A. de C.V. (“Hylsa”) made several borrowings in an aggregate principal amount of USD 3,485 million under a loan facility (the “Hylsa Facility”) with a syndicate of banks led by Calyon New York Branch as administrative agent, the proceeds of which were primarily used to finance the above described capital reduction by Grupo Imsa, to refinance existing indebtedness of Grupo Imsa and Hylsa and to pay taxes, fees and expenses related to the transaction.

Notes to the accounts (Contd.)
Note 2 — Acquisition of business (continued)
The loans are divided in two tranches of equal principal amount. Tranche A loans will be repaid in seven equal semi-annual installments beginning on January 26, 2009, while tranche B loans will be repaid in one installment due on July 26, 2012.
Effective April 1, 2008, Ternium Mexico S.A. de C.V. was formed as a result of the merger of Grupo Imsa, Hylsamex and Hylsamex’s major shareholder. Ternium Mexico and its subsidiaries operate all of Ternium’s mining and steel production activities in Mexico.
On May 3, 2007, the Company made a cash contribution of USD 1,793,658 to Alvory, a wholly owned subsidiary company.
On May 24, 2007, the Company acquired from the wholly owned subsidiary Industrial Investments Inc. (“I.I.I. BVI.”) one share of Fasnet International S.A. (“Fasnet”), a holding company whose main asset was an ownership interest in I.I.I. BVI. Purchase price for this acquisition totaled USD 187,740 through this acquisition the Company reached a 100% equity interest in Fasnet. As of that date, Fasnet transferred to the Company its entire investment in I.I.I. BVI. by means of a capital reduction of USD 19,179,200.
Afterwards, on June 1, 2007, the Company and Ternium Internacional S.A. (a wholly owned subsidiary company) entered into the I.I.I. BVI. Acquisition Agreement. On the terms and subject to the conditions of this Agreement, on June 6, 2007, Ternium Internacional S.A. (“Ternium Internacional”) acquired from the Company 50,000 shares of I.I.I. BVI. representing 100% of the issued and outstanding share capital of this company. In accordance with the Agreement, the purchase price (amounting to USD 1,700,000,000) would be paid as follows: (i) USD 150,000,000 in cash; and (ii) USD 1,550,000,000 through a convertible loan. On December 6, 2007, the convertible loan was converted into shares of Ternium Internacional (excluding interest accrued at that day for USD 50,374,979).
On June 6, 2007, the Company made a cash contribution of USD 150,000,000 to Ternium Internacional. This contribution was used to cancel the cash portion of the purchase price agreed for the acquisition of I.I.I. BVI. as described above.
On June 27, 2007, the Company made a cash contribution of USD 3,000,000 to Ternium Treasury Services S.A. (“T.T.S.”), a newly incorporated company whose main activity is the rendering of financial services to Ternium and its subsidiaries as well as the centralization of the Company’s cash management functions.
Inversiones Siderúrgicas S.A. (a wholly owned subsidiary of the Company) is a holding company whose main assets were ownership interests in Ylopa — Servicos de Consultadoria (“Ylopa”) and Amazonia. On August 17, 2007, Inversiones Siderúrgicas S.A. transferred to the Company its entire interest in these investments. As a result of the transactions mentioned above, the Company increased its ownership in Amazonia and Ylopa up to 85.62% and 88.89%, respectively. On October 10, 2007, the Company, as the sole shareholder of Inversiones Siderúrgicas S.A., decided the reduction of its share capital to USD 800. On November 22, 2007, the Company sold Inversiones Siderúrgicas S.A. to Techint Financial Corporation N.V. for an aggregate purchase price of USD 982.
On April 22, 2008, the Company and Prosid Investments S.C.A. (a partially owned subsidiary of the Company through its participation in Siderar S.A.I.C.) entered into an agreement to increase the equity of Ylopa — Servicos de Consultadoria. Both the Company and Prosid Investments transferred to Ylopa — Servicos de Consultadoria their participation in Amazonia. As a result of this transaction, the Company reduced its direct participation in Ylopa from 88.89% to 85.62% and Prosid Investments increased its participation in Ylopa from 11.11% to 14.38%.
On June 18, 2008, Ternium Internacional S.A. paid an in-kind dividend to the Company (which is its sole shareholder) consisting of 100% of the outstanding share capital of Ternium International Inc. (Panama) for a total value of USD 5.0 million.
On July 9, 2008, the Company made a cash contribution of USD 20,000 to its newly acquired wholly owned subsidiary Dirken Company S.A.

Notes to the accounts (Contd.)
Note 2 — Acquisition of business (continued)
On October 31, 2008, the Company approved the spin-off of the investments held by Ternium Internacional S.A. in Ternium Internacional España S.L.U. and Ternium Brasil S.A. On the same day, Ternium S.A. transferred these investments to Dirken Company S.A. As a result of this transaction, the cost of the Company’s investment in Dirken Company S.A. increased by USD 1.7 billion and the cost of its investment in Ternium Interncional S.A. decreased by the same amount.
On December 18, 2008, the Company transferred its ownership in Siderar S.A. (representing a 60.93% equity interest in that company) to Dirken Company S.A., which in turn contributed such asset into Ternium Internacional España S.L.U. As a result of this transaction, the Company increased its investment in Dirken Company S.A. by USD 1,468,053,310 and booked a loss for a total amount of USD 7.1 million.
Note 3 — Sidor Nationalization Process
On March 31, 2008, the Company indirectly controlled approximately 59.7% of Sidor, while Corporación Venezolana de Guayana, or CVG (a Venezuelan governmental entity), and Banco de Desarrollo Económico y Social de Venezuela, or BANDES (a bank owned by the Venezuelan government), held approximately 20.4% of Sidor and certain Sidor employees and former employees held the remaining 19.9% interest.
Further to several threats of nationalization and various adverse interferences with management in preceding years, on April 8, 2008, the Venezuelan government announced its intention to take control over Sidor. Following the confirmation of the Venezuelan government’s decision to nationalize Sidor, on April 16, 2008, the Company, Sidor and the Venezuelan government entered into an agreement providing for the creation of a transition committee, composed of representatives of the government, the union and Sidor’s class B employee shareholders, which was charged with ensuring the normal conduct of Sidor’s production and commercial processes, acting in coordination with Sidor’s board of directors, during the transition period until the nationalization was completed. In the meantime, the Venezuelan Government took control of the process of negotiation of the collective labor agreement and excluded Sidor from that process.
On April 29, 2008, the National Assembly of Venezuela passed a resolution declaring that the shares of Sidor, together with all of its assets, were of public and social interest. This resolution authorized the Venezuelan government to take any action it deemed appropriate in connection with any such assets, including expropriation.
On May 11, 2008, the Decree Law 6058 of the President of Venezuela regulating the steel production activity in the Guayana, Venezuela region (the “Decree”), dated April 30, 2008, was published. The Decree ordered that Sidor and its subsidiaries and associated companies be transformed into state-owned enterprises (“empresas del Estado”), with the government owning not less than 60% of their share capital. The Decree required the Venezuelan government to create two committees: a transition committee to be incorporated into Sidor’s management and to ensure that control over the current operations of Sidor and its subsidiaries and associated companies was transferred to the government on or prior to July 12, 2008, and a separate technical committee, composed of representatives of the government and the private shareholders of Sidor and its subsidiaries and associated companies, to negotiate over a 60-day period (extendable by mutual agreement) a fair price for the shares to be transferred to Venezuela, together with the terms and conditions of the possible participation of such private shareholders in the share capital of the state-owned enterprises.
The Decree also stated that, in the event the parties failed to reach agreement regarding the terms and conditions for the transformation of Sidor and its subsidiaries and associated companies into state-owned enterprises by the expiration of the 60-day period, the Ministry of Basic Industries and Mining (the “MIBAM”) would assume control and exclusive operation, and the Executive Branch would order the expropriation of the shares of the relevant companies. Finally, the Decree specified that all facts and activities thereunder would be subject to Venezuelan law and any disputes would be submitted to Venezuelan courts.
On May 2, 2008, the Company communicated to the MIBAM, among other things, its consent to submit any controversy between the Company or its subsidiaries and Venezuela relating to Sidor’s nationalization to arbitration administered by the International Center for Settlement of Investment Disputes (ICSID). On May 14, 2008, the Company informed the MIBAM, among other things, that the determination of the compensation for the transfer of the Company’s interest in Sidor to Venezuela and the solution of any controversy between the Company or its subsidiaries and Venezuela relating to Sidor’s nationalization would be governed by the applicable investment treaties signed by Venezuela, and would not be submitted to Venezuelan courts.

Notes to the accounts (Contd.)
Note 3 — Sidor Nationalization Process (Contd.)
Upon expiration of the term contemplated under the Decree, on July 12, 2008, Venezuela, acting through CVG, assumed operational control of Sidor. Following the change in operational control, CVG assumed complete responsibility for Sidor’s operations and Sidor’s board of directors ceased to function. Thereafter, Sidor’s operations were to be managed by a temporary operating committee; this committee, which could act by simple majority, was to have six members, with the majority of such members being appointed by CVG and one of CVG’s appointees to become the committee’s president and Sidor’s general manager. However, the temporary operating committee has subsequently become non-operational and, accordingly, Sidor’s operations are exclusively controlled and managed by Venezuela through CVG and MIBAM.
The term provided in the Decree for the negotiation of the conditions under which all or a significant part of the Company’s interest in Sidor would be transferred to Venezuela was extended until August 18, 2008. Negotiations continued even after this additional term expired. On August 29, 2008, the President of Venezuela publicly stated his rejection of the latest proposal submitted by the Company to the Venezuelan authorities as part of their ongoing negotiations. The negotiations were subsequently resumed and continue to be under way. As the date of issuance of these financial statements, Ternium continues to retain formal title over the shares.
On August 29, 2008, , Ternium gave further notice to the MIBAM regarding the existence of a controversy under the applicable bilateral investment treaties as a consequence of the nationalization ordered by the President of Venezuela without payment of adequate compensation, and reserved the right to initiate arbitration proceedings before ICSID.
The Company’s investment in Sidor is protected under several bilateral investment treaties, including the treaty between Venezuela and the Belgium-Luxembourg Economic Union, and, as noted above, the Company has consented to the jurisdiction of the ICSID in connection with the Sidor nationalization process. The Company continues to reserve all of its rights under contracts, investment treaties and Venezuelan and international law and will continue to evaluate its options in realizing the fair value of its interest in Sidor prior to state intervention. In addition, the Company will defend itself vigorously against any attempt by the Venezuelan government to lower the compensation for its interest in Sidor as a result of any government claims.
The Company, indirectly through a majority-owned subsidiary, is entitled to receive compensation in an amount equal to the fair value of Sidor just before the nationalization measures were announced as provided (inter alia) by Article 4 of the bilateral investment treaty between the Belgian-Luxembourg economic union and Venezuela. In addition, Ternium is entitled to submit the dispute concerning the nationalization to arbitration administered by ICSID, and in accordance with the ICSID Convention, a judgment by ICSID awarding compensation to Ternium would be binding upon the parties and immediately enforceable as if it were a final judgment of a court of each of the 143 States, including Venezuela, that have ratified the ICSID Convention.
Ternium tests the Sidor financial asset for impairment at each reporting period. In measuring fair value, Ternium employs several different valuation techniques. Specifically, Ternium performed fair value estimates on the basis of discounted cash flows, FV/EBITDA multiples based on market capitalization of public steel companies and capacity multiples of public steel companies as well as multiples of transactions that took place in the period preceding the nationalization, using FV/EBITDA and capacity multiples. In all of the scenarios evaluated by the Company, the estimated fair value of Ternium’s interest in Sidor, as calculated by the Company, exceed the carrying amount of the Sidor asset at December 31, 2008. Consequently, the Company did not recognize any impairment loss in connection with the Sidor asset.
Note 4 — Summary of significant accounting policies
4.1 Basis of preparation
The annual accounts have been prepared in accordance with Luxembourg legal and regulatory requirements and accounting standards on a basis consistent to that used in the previous year.
4.2 Foreign currency translation
Financial assets, current and non-current assets and debts denominated in currencies other than the United States dollar (“USD”) are translated into USD at the rate of exchange at the balance sheet date. Income and expenses in currencies other than the USD are translated into USD at the exchange rate prevailing at the date of each transaction. Only realized exchange gains and losses and unrealized losses are accounted for in the profit and loss accounts.

Notes to the accounts (Contd.)
4.3 Formation expenses
IPO expenses are amortized on a straight-line method over a period of 5 years.
Capitalized debt issue costs are amortized over the life of the respective debt.
4.4 Financial assets
Shares in affiliated undertakings are stated at cost.
Loans to affiliated undertakings are stated at nominal value plus accrued interest at year end.
In case of other than temporary decline in the value of an investment, its carrying value will be reduced to recognize this decline. Reductions in the carrying value will be reversed in case of a rise in the value of the investment or when the reasons for the reduction no longer exist. At December 31, 2008 and 2007, no impairment provisions were recorded.
4.5 Financial debt
Financial liabilities are stated at nominal value plus accrued interest at year end.
4.6 Receivables and payables
Receivables and payables are valued at their nominal value.
Note 5 — Formation expenses

	December 31,	December 31,
	2008	2007
	USD	USD

Gross amount
- at the beginning of the year	24,327,477	23,296,227

- additions of debt issue costs	—	1,031,250

- at the end of the year	24,327,477	24,327,477

Amortization
- at the beginning of the year	9,468,790	4,660,571

- charge for the year — IPO expenses	4,658,914	4,658,914
- charge for the year — debt issue costs	881,945	149,305

Total charge for the year	5,540,859	4,808,219

- at the end of the year	15,009,649	9,468,790

Net book value at the end of the year	9,317,828	14,858,687

Notes to the accounts (Contd.)
Note 6 — Financial assets
- Shares in affiliated undertakings
Ternium’s investments in affiliated undertakings at December 31, 2008 were as follows:

		% of	Book value at	Net Additions/	Book value at
		beneficial	12.31.2007	(Decreases)	12.31.2008
Company	Country	ownership	USD	USD	USD

Ylopa — Serviços de Consultadoria Lda. (See Note 2)	Portugal	85.62%	24,050,942	1,664,140,636	1,688,191,578

Consorcio Siderurgia Amazonia S.L.U. (See Note 2)	Spain	—	1,664,640,743	(1,664,640,743)	—

Dirken Company S.A. (See Note 2)	Uruguay	100%	—	3,168,073,310	3,168,073,310

Siderar S.A.I.C. (See Note 2)	Argentina	—	1,475,154,500	(1,475,154,500)	—

Ternium Internacional S.A. (See Note 2)	Uruguay	100%	1,820,000,000	(1,700,000,000)	120,000,000

Fasnet International S.A.	Panama	100%	10,000	—	10,000

Ternium Treasury Services S.A.	Uruguay	100%	3,000,000	—	3,000,000

Ternium International Inc. (See Note 2)	Panamá	100%	—	5,000,000	5,000,000

Alvory S.A.	Uruguay	100%	4,147,658	—	4,147,658

Shares in affiliated undertakings			4,991,003,843	(2,581,297)	4,988,422,546

- Loans to affiliated undertakings

	December 31, 2008	December 31, 2007
	USD	USD

Ternium Treasury Services B.V.	—	32,583,576
On November 23, 2007, the Company granted a loan to Ternium Treasury Services B.V. (a wholly owned subsidiary of T.T.S.) for a total amount of Eur 22,000,000 due in one year. This loan accrued interest at an annual rate of 180-day LIBO in Euros for six months. On May 23, 2008, this loan was fully repaid by Ternium Treasury Services B.V.

Notes to the accounts (Contd.)
Note 7 — Receivables owed by affiliated undertakings

	December 31, 2008	December 31, 2007
	USD	USD

Ternium Internacional España S.L.U. (1)	—	1,500,849

(1)	Corresponds to fees paid by the Company on behalf of Ternium Internacional España S.L.U. in connection with the acquisition of Grupo Imsa.
Note 8 — Cash at banks, cash in hand and cash equivalents

	December 31, 2008	December 31, 2007
	USD	USD
- with affiliated undertakings
T.T.S. — Time deposits denominated in USD	283,632,241	337,876,480

	283,632,241	337,876,480

- with third parties
Citifunds — Time deposits denominated in USD	—	31,337,671
Citibank, New York — DDA account denominated in USD	54,488	222,414
Citibank, London — DDA account denominated in USD	—	91,236
Citibank, London — DDA account denominated in Euros	34,382	45,936
Investments in securities in USD	6,656	8,250
Petty Cash	2,972	1,884

	98,498	31,707,391

Total cash at banks, cash in hand and cash equivalents	283,730,739	369,583,871

Notes to the accounts (Contd.)
Note 9 — Shareholders’ equity

	Share	Legal	Distrib.	Non-distrib.			Shareholders’
	Capital	Reserve	Reserves	Reserves	Retained earnings	Result for the year	Equity
	USD

Balance at the beginning of the year	2,004,743,442	200,474,346	301,911,637	1,414,121,505	499,842,576	731,983,510	5,153,077,016

Allocation of previous year results (1)					731,983,510	(731,983,510)	—

Payment of dividends (1) (See Note 10)			(100,237,172)				(100,237,172)

Profit for the year						225,455,160	225,455,160

Balance at the end of the year	2,004,743,442	200,474,346	201,674,465	1,414,121,505	1,231,826,086	225,455,160	5,278,295,004

(1)	As approved by the Annual General Meeting of Shareholders held on June 4, 2008.
The authorized capital of the Company amounts to USD 3,500 million. The total authorized share capital of the Company is represented by 3,500,000,000 shares with a par value of USD 1 per share. The total capital issued and fully paid-up at December 31, 2008 was 2,004,743,442 shares with a par value of USD 1 per share.

Notes to the accounts (Contd.)
Note 10 — Distributions of dividends
During the Annual General Shareholders’ meeting held on June 4, 2008, the shareholders approved a distribution of dividends of USD 0.05 per share (USD 0.50 per ADS), or USD 100.2 million. The dividends were paid on June 12, 2008.
Note 11 — Restrictions on the distribution of profits
In accordance with Luxembourg law, the Company is required to set aside a minimum of 5% of its annual net profit for each financial period to a legal reserve. This requirement ceases to be necessary once the balance of the legal reserve has reached 10% of the Company’s issued share capital. At December 31, 2008, this reserve reached the above-mentioned threshold. The legal reserve is not available for distribution to shareholders.
Note 12 — Amounts owed to affiliated undertakings

	December 31, 2008	December 31, 2007
	USD	USD
Non Current
Hylsamex (1)	—	117,245,291

Total Non Current	—	117,245,291

Current
Siderar	1,397,226	680,075
Dirken	20,000	—
Hylsamex (1)	—	2,209,870

Total Current	1,417,226	2,889,945

(1)	This loan accrued interest at an annual rate of LIBO plus 200 basic points and was fully repaid on March 28, 2008.
Note 13 — Amounts owed to credit institutions

Financial Debt	December 31, 2008	December 31, 2007
	USD	USD
Non Current	—	111,111,111

Current	—	17,407,495

Total	—	128,518,606

As of December 31, 2007, the entire outstanding debt corresponded to a financial loan granted by a syndicate of banks lead by Calyon New York Branch.
On January 28, 2008, the Company prepaid all of its outstanding obligations with Calyon New York Branch, amounting to approximately USD 129.1 million, related with the acquisition of Grupo Imsa.

Notes to the accounts (Contd.)
Note 14 — Taxes
The Company has qualified for, and was admitted to, the Billionaire holding company tax regime in conjunction with the financing holding company tax regime in Luxemburg starting January 1, 2006. The Company recorded a USD 0.2 million charge in this connection during the year ended December 31, 2008.
As a result of the transfer of the ownership in Siderar to Ternium Internacional España S.L.U., the Company is no longer subject to personal assets tax in Argentina for the holding of stock in Siderar. Accordingly, no provision was recognized by the Company in this connection.
On December 29, 2006, the Grand-Duchy of Luxembourg announced the decision to terminate its 1929 holding company regime, effective January 1, 2007. However, under the implementing legislation, pre-existing publicly listed companies (including Ternium S.A.) will be entitled to continue benefiting from their current tax regime until December 31, 2010.
Note 15 — Administrative and general expenses

	December 31, 2008	December 31, 2007
	USD	USD
Services and fees	11,613,311	9,095,789

Other expenses	1,665,709	1,824,064

Total	13,279,020	10,919,853

Note 16 — Interest expense/income
Interest expense for the year ended December 31, 2008, totaled USD 2.6 million, as a result of the amounts owed to: (i) affiliated companies in connection with the acquisitions of investments (USD 2.0 million) and (ii) financial institutions involved in the acquisition of Grupo Imsa (USD 0.6 million).
Interest income totaled USD 9.7 million as a result of financial investments held with T.T.S. (USD 8.7 million) and other financial investments in securities as detailed in Note 8 (USD 1.0 million).
Note 17 — Dividends income

	December 31, 2008	December 31, 2007
	USD	USD

Consorcio Siderurgia Amazonia S.L.U. (Spain)	64,720,318	277,464,108

Industrial Investments Inc. BVI.(British Virgin Islands)	—	126,230,000

Inversiones Siderúrgicas S.A. (Panama)	—	79,946,642

Siderar S.A.I.C. (Argentina)	30,253,635	30,744,103

Fasnet Internacional S.A.(Panama)	—	7,821,000

Ternium Treasury Services S.A. (Uruguay)	11,000,000	—

Alvory S.A. (Uruguay)	7,900,000	—

Ternium Internacional Uruguay S.A. (Uruguay)	128,700,000	—

Total	242,573,953	522,205,853

Notes to the accounts (Contd.)
Note 18 — Parent Company
The Company is controlled by San Faustín N.V. which at December 31, 2008 indirectly owned 72.10% of Ternium’s shares and voting rights. Rocca & Partners S.A. controls a significant portion of the voting power of San Faustin N.V. and has the ability to influence matters affecting, or submitted to a vote of the shareholders of San Faustin N.V., such us the election of directors, the approval of certain corporate transactions and other matters concerning the Company’s policies. There are no controlling shareholders for Rocca & Partners S.A.
Roberto Philipps
Chief Financial Officer

Please mark your votes as indicated in this example	☒

		FOR	AGAINST	ABSTAIN				FOR	AGAINST	ABSTAIN

1.	Consideration of the Board of Directors’ and independent auditor’s reports on the Company’s consolidated financial statements. Approval of the Company’s consolidated financial statements as of December 31, 2008 and 2007 and for the year ended December 31, 2008, 2007 and 2006.	☐	☐	☐	6.		Compensation of the members of the Board of Directors.	☐	☐	☐
						7.	Appointment of the independent auditor for the fiscal year ending December 31, 2009 and approval of their fees.	☐	☐	☐

2.	Consideration of the Board of Directors’ and independent auditor’s reports on the Company’s annual accounts. Approval of the Company’s annual accounts as at December 31, 2008.	☐	☐	☐	8.		Authorization to the Board of Directors to delegate the day-to-day management of the Company’s business to one or more of its members.	☐	☐	☐

3.	Allocation of results.	☐	☐	☐	9.		Authorization to the Board of Directors to appoint one or more of its members as the Company’s attorney-in-fact.	☐	☐	☐

4.	Discharge to the members of the Board of Directors for the exercise of their mandate throughout the year ended December 31, 2008.	☐	☐	☐	10.		Authorization to the Board of Directors of the Company or the board of directors or other governing bodies of the Company’s subsidiaries to acquire shares of the Company.	☐	☐	☐

5.	Election of the members of the Board of Directors.	☐	☐	☐

Mark Here for Address Change or Comments SEE REVERSE	☐

Signature	Signature	Date

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

▲ FOLD AND DETACH HERE ▲

TERNIUM S.A.
Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 5:00 p.m. on May 29, 2009)
The undersigned, Owner of one or more American Depositary Receipts (“ADRs”) of TERNIUM S.A., (the “Company”), hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by the American Depositary Shares evidenced by such Receipt of the Company, registered in the name of the undersigned on the books of the Depositary as of the close of business April 29, 2009, at the Annual General Shareholders’ Meeting of the Company to be held on June 3, 2009, at 2:30 p.m. (Central European Time) at 46A, Avenue John F. Kennedy L-1855 Luxembourg, and at any adjournment or postponement thereof, as specified on the reverse side. If no instruction is received, a discretionary proxy will be given to a person designated by the Company to vote such Deposited Securities.
NOTES:
1. Please direct the Depositary how to vote by placing an X in the appropriate box opposite the resolutions
(Continued and to be marked, dated and signed, on the other side)

Address Change/Comments
(Mark the corresponding box on the reverse side)

BNYM SHAREHOLDER SERVICES
PO BOX 3549
S HACKENSACK NJ 07606-9249

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